Exhibit (a)-(1)

[—], 2012

Shareholders of Gushan Environmental Energy Limited

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of shareholders of Gushan Environmental Energy Limited, referred to as the “Company,” to be held on [—], 2012, at 11:00 am (Hong Kong time). The meeting will be held at Unit 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The attached notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be acted on at the extraordinary general meeting, including at any adjournment or postponement thereof.

At the extraordinary general meeting you will be asked to consider and vote upon a proposal to approve the merger and approve and adopt the agreement and plan of merger dated as of June 4, 2012, referred to herein as the “merger agreement,” among the Company, Trillion Energy Holdings Limited, referred to herein as “Parent,” Trillion Energy Investments Holdings Limited, referred to herein as “Merger Sub,” and Mr. Jianqiu Yu, chairman of the board of directors and principal executive officer of the Company, and the other transactions contemplated thereby. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement. Under the terms of the merger agreement, Merger Sub, a company wholly owned by Parent, will be merged with and into the Company, with the Company surviving the merger. Merger Sub is a Cayman Islands company formed solely for purposes of the merger. Parent is a British Virgin Islands business company wholly owned by Mr. Jianqiu Yu. As of the date of this proxy statement, Mr. Jianqiu Yu beneficially owns approximately 34.3% of the Company’s outstanding ordinary shares, referred to herein as the “Shares.” If the merger is completed, the Company will continue its operations as a privately-held company and will be beneficially owned solely by Mr. Jianqiu Yu. As a result of the merger, the Company’s American Depositary Shares, or ADSs, each representing ten Shares, will no longer be listed on the New York Stock Exchange, and the American Depositary Shares program for the ADSs will terminate.

The merger is a going-private transaction under which, if consummated, Mr. Jianqiu Yu, the chairman of the board of directors and principal executive officer of the Company, will acquire 100% beneficial ownership of the Company. If the merger agreement is approved and adopted by the requisite vote of the Company’s shareholders and the merger is completed, each Share issued and outstanding immediately prior to the effective time of the merger, other than (i) Shares beneficially owned by Mr. Jianqiu Yu, referred to herein as the “Founder Shares”; and (ii) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Companies Law Cap. 22 (Law 3 of 1961) as amended and revised of the Cayman Islands, or the “Cayman Companies Law,” referred to herein as the “Dissenting Shares,” will be cancelled in exchange for the right to receive $0.162 per Share, and each ADS will represent the right to receive $1.62 per ADS, in each case in cash without interest (less $0.05 per ADS cancellation fees payable by holders of ADSs pursuant to the Deposit Agreement, dated as of December 24, 2007, by and among the Company, the ADS depositary, and all holders and beneficial owners of ADSs issued thereunder, referred to herein as the “Deposit Agreement”). The Founder Shares will be cancelled for no consideration. The Dissenting Shares will be cancelled for their appraised or other agreed value as described in more detail below.

A special committee of the board of directors of the Company, composed solely of directors unrelated to any of the management members of the Company, Parent, Merger Sub and Mr. Jianqiu Yu, has unanimously determined that the merger, on the terms and subject to the conditions set forth in the merger agreement, is in the best interests of the Company and its unaffiliated shareholders, declared it advisable to enter into the merger agreement, approved the merger, the merger agreement and the other transactions contemplated thereby, and recommended that the board of directors of the Company approve the merger, the merger agreement and the other transactions contemplated thereby.

On June 4, 2012, the board of directors of the Company, after carefully considering all relevant factors, including the unanimous determination and recommendation of the special committee, (i) determined that the merger, on the terms and subject to the conditions set forth in the merger agreement, is in the best interests of the Company and its unaffiliated shareholders, and declared it advisable to enter into the merger agreement, (ii) approved the merger, the merger agreement and the other transactions contemplated thereby and (iii) recommended that the Company’s shareholders vote FOR the approval and adoption of the merger agreement.

The Company’s board of directors unanimously recommends that you vote FOR the approval of the merger and the approval and adoption of the merger agreement and the other transactions contemplated thereby and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

The accompanying proxy statement provides you with detailed information about the merger and the extraordinary general meeting. We encourage you to read the entire document and all of the annexes and other documents referred to or incorporated by reference herein carefully. You may also obtain more information about the Company from documents the Company has filed with the Securities and Exchange Commission, referred to herein as the “SEC,” which are available for free at the SEC’s website at http://www.sec.gov.

Regardless of the number of the Shares you own, your vote is very important. The merger cannot be completed unless the merger agreement is approved and adopted (i) by a special resolution approved by registered shareholders representing not less than two-thirds of the Shares, present and voting, in person or by proxy as a single class at a general meeting of which notice specifying the intention to prepare the resolution as a special resolution has been duly given, referred to herein as a “special resolution” and, pursuant to the merger agreement (ii) by the affirmative vote of shareholders representing a majority of the total issued and outstanding Shares, excluding (x) any Shares (or ADSs) owned by any subsidiaries of the Company, (y) any Founder Shares and (z) any Shares held by the ADS depositary (as defined below) which are not represented by ADSs (the Shares referred to in subclauses (x) through (z), collectively, the “Excluded Shares”). We refer to the approval described in clause (ii) above as the “majority of the minority” vote requirement. Any Excluded Shares that are voted will be counted towards determining whether the special resolution has passed but not towards determining whether the majority of the minority vote requirement has been satisfied. The 22,145,200 Shares held by subsidiaries of the Company will be voted in accordance with the recommendation of the special committee of the Company’s board of directors, and such Shares will be counted towards determining whether the special resolution has passed but not towards determining whether the majority of the minority vote requirement has been satisfied. If the ADS depositary timely receives valid voting instructions from an ADS holder which fail to specify the manner in which the ADS depositary is to vote the Shares represented by ADSs held by such ADS holder, such ADS holder will be deemed to have instructed the ADS depositary to vote in favor of the items set forth in the voting instructions and the Shares so voted will be counted towards determining whether the special resolution has passed and whether the majority of the minority vote requirement is satisfied. In addition, any Shares voted by the ADS depositary at the direction of the Company pursuant to Section 4.07 of the Deposit Agreement will be counted towards determining whether the special resolution has passed but treated as shares not voted for purposes of determining whether the majority of the minority vote requirement is satisfied. Whether or not you plan to attend the extraordinary general meeting, please complete the enclosed proxy card, in accordance with the instructions set forth on your proxy card, as promptly as possible. The deadline to lodge your proxy card is [—], 2012, at [—] (Hong Kong time). Voting at the extraordinary general meeting will take place by poll voting, each shareholder having one vote for each Share held as of the close of business on [—], 2012, as the chairman of the Company’s board of directors has undertaken to demand poll voting at the meeting.

The Bank of New York Mellon, in its capacity as ADS depositary, referred to herein as the “ADS depositary,” holds on deposit the Shares that are represented by ADSs. The ADS depositary will endeavor to vote (or will endeavor to cause the vote of) the Shares it holds on deposit at the extraordinary general meeting in accordance with the voting instructions timely received from holders of ADSs as of the close of business in New York City on [—], 2012, the ADS record date. The deadline for delivery of ADS voting instructions to the ADS depositary is [—] (New York City time) on [—], 2012. The Company reserves, in its sole discretion, the right under Section 4.07 of the Deposit Agreement, to request the ADS depositary to issue a discretionary proxy in favor of a person to be designated by the Company to vote any Shares represented by ADSs for which the ADS depositary does not timely receive valid voting instructions from the ADS holders as of the close of business on [—], 2012. Under the terms of the Deposit Agreement, no discretionary proxy is to be issued in respect of the Shares represented by unvoted ADSs with respect to any matter as to which the Company informs the ADS depositary that there exists substantial opposition or that would have a material adverse impact on the holders of ADSs or on the Company’s shareholders. The ADS depositary will, in accordance with the terms of the Deposit Agreement, rely on the determination by the Company. As of the date hereof, the Company is not aware of any substantial opposition to any matter to be voted on at the extraordinary general meeting and does not believe any such matter will have a material adverse impact on the holders of ADSs or on the Company’s shareholders. Any Shares voted by the ADS depositary at the direction of the Company pursuant to Section 4.07 of the Deposit Agreement will be counted towards determining whether the special resolution has passed but treated as shares not voted for purposes of determining whether the majority of the minority vote requirement is satisfied. Holders of ADSs will not be able to attend the extraordinary general meeting unless they cancel their ADSs and become holders of Shares prior to the close of business on [—], 2012.

ADS holders who wish to cancel their ADSs need to make arrangements to deliver the ADSs to the ADS depositary for cancellation before the close of business in New York City on [—] together with (i) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of the Shares), (ii) payment of the ADS cancellation fees ($0.05 per ADS surrendered for cancellation) and related expenses and taxes (such as stamp taxes and stock transfer taxes), and (iii) a certification that the ADS holder either (x) held the ADSs as of the applicable ADS record date for the extraordinary general meeting and has not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled, or has given voting instructions to the ADS depositary as to the ADSs being cancelled but undertakes not to vote the corresponding Shares at the extraordinary general meeting, or (y) did not hold the ADSs as of the applicable ADS record date for the extraordinary general meeting and undertakes not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary bank will arrange for the Hong Kong office of the Hongkong and Shanghai Banking Corp., the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). If after the registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.

Shareholders who continue to hold their Shares until the consummation of the merger will have the right to seek appraisal and payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote is taken, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of appraisal rights, which is attached as Annex C to the accompanying proxy statement. If you exercise appraisal rights with respect to the merger, the fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you did not exercise appraisal rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO SEEK APPRAISAL AND PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO PERFECT ANY APPRAISAL RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE APPRAISAL RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR SUCH SURRENDER, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES, AND CERTIFY THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THE ADSs (OR ALTERNATIVELY, THAT THEY WILL NOT VOTE THE SHARES) BEFORE THE CLOSE OF BUSINESS IN NEW YORK CITY ON [—], AND BECOME HOLDERS OF SHARES BY [—], 2012. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING APPRAISAL RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN COMPANIES LAW.

Neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this letter or in the accompanying notice of the extraordinary general meeting or proxy statement. Any representation to the contrary is a criminal offense.

If you have any questions or need assistance voting your Shares or ADSs, please call MacKenzie Partners, Inc., the firm assisting us with this proxy solicitation at (212) 929-5500 or toll free at (800) 322-2885.

Thank you for your cooperation and continued support.

Sincerely,	Sincerely,

Denny Lee	Jianqiu Yu

On behalf of the special committee	Chairman of the Board

The proxy statement is dated [—], 2012, and is first being mailed to the shareholders and to ADS holders on or about [—], 2012.

Gushan Environmental Energy Limited

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON [—], 2012

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of the shareholders of Gushan Environmental Energy Limited (the “Company”) will be held on [—], 2012, at 11:00 am (Hong Kong time) at Unit 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

Only holders of ordinary shares of the Company, referred to as “Shares,” of record at the close of business on [—], 2012, are entitled to vote at this extraordinary general meeting or any adjournment or postponements thereof. At the meeting, you will be asked to consider and vote upon the following resolutions:

•	as special resolutions:

THAT the agreement and plan of merger dated as of June 4, 2012, among Trillion Energy Holdings Limited, Trillion Energy Investments Holdings Limited, the Company and Mr. Jianqiu Yu (such agreement and plan of merger being in the form attached to the Proxy Statement accompanying this Notice of Meeting and which will be produced and made available for inspection at the extraordinary general meeting) and any and all transactions contemplated thereby be and are hereby authorized, approved and adopted by the Company; and

THAT the directors of the Company be and are hereby authorized and instructed to undertake all such matters and do all such things as may be required to give effect to the merger agreement; and

•	if necessary, as an ordinary resolution:

THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting.

A list of the shareholders of the Company will be available at the Company’s offices at Unit 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong, during ordinary business hours for the two days immediately prior to the extraordinary general meeting.

If you own American Depositary Shares, or ADSs, representing Shares, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs. The ADS depositary must receive such instructions no later than [—] (New York City time) on [—], 2012, in order to vote the underlying Shares at the extraordinary general meeting. Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs and become a holder of Shares prior to the close of business in New York City on [—], 2012, the record date for the extraordinary general meeting. In addition, if you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote at the extraordinary general meeting.

After careful consideration and upon the unanimous recommendation of the special committee of the board of directors of the Company composed solely of directors unrelated to any of the management members of the Company, Parent, Merger Sub and Mr. Jianqiu Yu, the Company’s board of directors approved the merger agreement and recommends that you vote FOR the approval of the merger and the approval and adoption of the merger agreement and the other transactions contemplated thereby and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting, if necessary.

v

Mr. Jianqiu Yu, chairman of the board of directors and principal executive officer of the Company, has agreed to vote all Shares held by him (representing approximately 34.3% of the Company’s outstanding Shares) in favor of approval of the merger and approval and adoption of the merger agreement.

Regardless of the number of Shares that you own, your vote is very important. The merger cannot be completed unless the merger agreement is approved and adopted (i) by a special resolution approved by registered shareholders representing not less than two-thirds of the Shares, present and voting, in person or by proxy as a single class at a general meeting of which notice specifying the intention to prepare the resolution as a special resolution has been duly given, referred to herein as a “special resolution” and, pursuant to the merger agreement (ii) by the affirmative vote of shareholders representing a majority of the total issued and outstanding Shares, excluding (x) any Shares (or ADSs) owned by any subsidiaries of the Company, (y) any Founder Shares and (z) any Shares held by the ADS depositary (as defined below) which are not represented by ADSs (the Shares referred to in subclauses (x) through (z), collectively, the “Excluded Shares”). We refer to the approval described in clause (ii) above as the “majority of the minority” vote requirement. Any Excluded Shares that are voted will be counted towards determining whether the special resolution has passed but not towards determining whether the majority of the minority vote requirement has been satisfied. The 22,145,200 Shares held by subsidiaries of the Company will be voted in accordance with the recommendation of the special committee of the Company’s board of directors, and such Shares will be counted towards determining whether the special resolution has passed but not towards determining whether the majority of the minority vote requirement has been satisfied. In addition, any Shares voted by the ADS depositary at the direction of the Company pursuant to Section 4.07 of the Deposit Agreement will be counted towards determining whether the special resolution has passed but treated as shares not voted for purposes of determining whether the majority of the minority vote requirement is satisfied. Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. The deadline to lodge your proxy card is [—], 2012, at [—] (Hong Kong time). The proxy card is the “instrument of proxy” as referred to in the Company’s articles of association. Voting at the extraordinary general meeting will take place by poll voting, each shareholder having one vote for each Share held as of the close of business on [—], 2012, as the chairman of the Company’s board of directors has undertaken to demand poll voting at the meeting. Any Shares that are voted by the ADS depositary by a discretionary proxy will be counted towards determining whether the special resolution has passed but not whether the majority of the minority vote requirement has been satisfied. Holders of ADSs will not be able to attend the extraordinary general meeting unless they cancel their ADSs and become holders of Shares prior to the close of business on [—], 2012.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are held of record by a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the record holder a proxy issued in your name.

If you fail to complete your proxy card in accordance with the instructions set forth on the proxy card or if you abstain from voting, your vote will not be counted; provided, that the Company has informed the ADS depositary that it reserves, in its sole discretion, the right under Section 4.07 of the Deposit Agreement, dated as of December 24, 2007, by and among the Company, the ADS depositary, and all holders and beneficial owners of ADSs issued thereunder, referred to herein as the “Deposit Agreement,” to request the ADS depositary to issue a discretionary proxy in favor of a person to be designated by the Company to vote any Shares represented by ADSs for which the ADS depositary does not timely receive valid voting instructions from the ADS holders as of the close of business on [—], 2012. Under the terms of the Deposit Agreement, no discretionary proxy is to be issued in respect of Shares represented by unvoted ADSs with respect to any matter as to which the Company informs the ADS depositary that there exists substantial opposition or that would have a material adverse impact on the holders of ADSs or on the Company’s shareholders. The ADS depositary will, in accordance with the terms of the Deposit Agreement, rely on the determination by the Company. As of the date hereof, the Company is not aware of any substantial opposition to any matter to be voted on at the extraordinary general meeting and does not believe any such matter will have a material adverse impact on the holders of ADSs or on the Company’s shareholders. If the ADS depositary timely receives valid voting instructions from an ADS holder which fail to specify the manner in which the ADS depositary is to vote the Shares represented by ADSs held by such ADS holder, such ADS holder will be deemed to have instructed the ADS depositary to vote in favor of the items set forth in the voting instructions and the Shares so voted will be counted towards determining whether the special resolution has passed and whether the majority of the minority vote requirement is satisfied.

If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on all of your proxy cards in accordance with the instructions set forth on the proxy card.

If you submit your proxy card without indicating how you wish to vote, the Shares represented by your proxy card will be voted FOR the approval and adoption of the merger agreement and (if necessary) FOR any adjournment of the extraordinary general meeting referred to above unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

Shareholders who continue to hold their Shares until the consummation of the merger will have the right to seek appraisal and payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote is taken, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of appraisal rights, which is attached as Annex C to the accompanying proxy statement. If you exercise appraisal rights with respect to the merger, the fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you did not exercise appraisal rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO SEEK APPRAISAL AND PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO PERFECT ANY APPRAISAL RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE APPRAISAL RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR SUCH SURRENDER , PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES, AND CERTIFY THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THE ADSs (OR ALTERNATIVELY, THAT THEY WILL NOT VOTE THE SHARES) BEFORE THE CLOSE OF BUSINESS IN NEW YORK CITY ON [—], AND BECOME THE REGISTERED HOLDERS OF SHARES BY [—], 2012. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING APPRAISAL RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN COMPANIES LAW.

PLEASE DO NOT SEND YOUR SHARE CERTIFICATES AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR SHARE CERTIFICATES.

If you have any questions or need assistance in voting your Shares or ADSs, please call MacKenzie Partners, Inc., the firm assisting us with this proxy solicitation at (212) 929-5500 or toll free at (800) 322-2885.

The merger agreement and the merger are described in the accompanying proxy statement. A copy of the merger agreement is included as Annex A to the accompanying proxy statement. We urge you to read the entire proxy statement, including the annexes, carefully.

BY ORDER OF THE BOARD OF DIRECTORS,

[—]

Director

[—], 2012

TABLE OF CONTENTS

SUMMARY TERM SHEET	1

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER	13

SPECIAL FACTORS	23
Background of the Proposed Merger	23
Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors	26
Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger	31
Certain Financial Projections	34
Opinion of the Special Committee’s Financial Advisor	36
Purpose of and Reasons for the Proposed Merger	44
Effect of the Proposed Merger on the Company	44
Plans for the Company after the Proposed Merger	46
Effects on the Company if the Merger is not Completed	47
Financing	47
Liability Cap and Limitation on Remedies	47
Interests of Certain Persons in the Merger	47
Related Party Transactions	49
Fees and Expenses	50
Voting by Continuing Shareholders at the Extraordinary General Meeting	50
Litigation Related to the Merger	51
Accounting Treatment of the Merger	51
Regulatory Matters	51
Earn-Out Arrangements	51
Appraisal Rights	52
Certain Material U.S. Federal Income Tax Consequences	52
Material PRC Income Tax Consequences	52
Material Cayman Islands Tax Consequences	52

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	53

MARKET PRICE OF THE COMPANY’S ADSs, DIVIDENDS AND OTHER MATTERS	54
Market Price of the Company’s ADSs	54
Dividend Policy	55

THE EXTRAORDINARY GENERAL MEETING	56
Date, Time and Place of the Extraordinary General Meeting	56
Proposals to be Considered at the Extraordinary General Meeting	56
Our Board’s Recommendation	57
Record Date; Shares and ADSs Entitled to Vote	57
Quorum	57
Vote Required	57
Procedures for Voting	58
Voting of Proxies and Failure to Vote	59
Revocability of Proxies	59
Whom to Call for Assistance	60
Solicitation of Proxies	60
Other Business	60

THE MERGER AGREEMENT	61
Structure and Completion of the Proposed Merger	61
Memorandum and Articles of Association; Directors and Officers of the Surviving Company	62
Merger Consideration	62
Treatment of Options	62
Exchange Procedures	63
Representations and Warranties	63

Conduct of Business Prior to Closing	67
No Solicitation of Company Acquisition Proposals	69
No Change of Recommendation	70
Shareholders’ Meeting	71
Indemnification; Directors’ and Officers’ Insurance	72
Employee Matters	73
No Knowledge of Inaccuracies	73
Conditions to the Merger	73
Termination of the Merger Agreement	74
Termination Fee and Reimbursement of Expenses	75
Fees and Expenses	76
Modification or Amendment; Waiver of Conditions	76
Specific Performance	76

PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS	76

APPRAISAL RIGHTS	76
Requirements for Exercising Appraisal Rights	76

FINANCIAL INFORMATION	79

TRANSACTIONS IN THE SHARES AND ADSs	82
Purchases by the Company and its Subsidiaries	82
Purchases by Mr. Jianqiu Yu and his affiliates	83
Purchases by Parent and Merger Sub	83

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY	84

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	86
Consequences of Participation in the Merger or an Exercise of Appraisal Rights	86
Passive Foreign Investment Company	87
Information Reporting and Backup Withholding	88

MATERIAL PRC INCOME TAX CONSEQUENCES	89

MATERIAL CAYMAN ISLANDS TAX CONSEQUENCES	90

FUTURE SHAREHOLDER PROPOSALS	91

WHERE YOU CAN FIND MORE INFORMATION	92

Annex A:	Merger Agreement
Annex B:	Opinion of the Financial Advisor to the Special Committee
Annex C:	Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961) as amended and revised of the Cayman Islands
Annex D:	Directors and Executive Officers of Each Filing Person

SUMMARY TERM SHEET

This “Summary Term Sheet,” together with the “Questions and Answers About the Extraordinary General Meeting and the Merger,” summarizes the material information contained in this proxy statement regarding the merger. However, it may not contain all of the information that may be important to your consideration of the proposed merger. You should carefully read this entire proxy statement, including the annexes, and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement and you may obtain such information without charge by following the instructions in “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 92. In this proxy statement, the terms “we,” “us,” “our,” and the “Company” refer to Gushan Environmental Energy Limited and its subsidiaries. All references to “dollars” and “$” in this proxy statement are to United States dollars. Solely for your convenience, unless otherwise noted, this proxy statement contains translations of RMB amounts to U.S. dollar amounts at the noon buying rate for U.S. dollars in effect on December 30, 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board, which was RMB6.2939 = US$1.00.

The Parties Involved in the Merger

Gushan Environmental Energy Limited

Gushan Environmental Energy Limited, which we refer to as “Gushan” or the “Company,” is a manufacturer of copper products and a producer of biodiesel in China.

Our principal executive offices are located at No. 12, Harbour District, Chengan Investment Zone, Fuzhou Mawei Economic & Technical Development Area, Fujian Province, People’s Republic of China. Our telephone number at this address is (86 591) 8369-0555 and our fax number is (86 591) 8369-2555. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111 Cayman Islands. Our telephone number at this address is (345) 945-3901.

For a description of our history and development, business and organizational structure, see our Annual Report on Form 20-F for the year ended December 31, 2011, which is incorporated herein by reference. See “Where You Can Find More Information” for a description of how to obtain a copy of our Annual Report.

Mr. Jianqiu Yu

Mr. Jianqiu Yu is a director, chairman of the board of directors and principal executive officer of the Company. The business address for Mr. Jianqiu Yu is c/o Carling Technology Limited, Unit 908, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. Mr. Jianqiu Yu’s telephone number is (852) 2587-7202. Mr. Jianqiu Yu is a citizen of Hong Kong.

Trillion Energy Holdings Limited

Trillion Energy Holdings Limited, which we refer to as “Parent,” was incorporated under the laws of the British Virgin Islands and was formed by Mr. Jianqiu Yu, solely for the purpose of owning the Company after the merger. The registered office of Parent is located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its telephone number is (852) 2587-7212.

Trillion Energy Investments Holdings Limited

Trillion Energy Investments Holdings Limited, which we refer to as “Merger Sub,” was incorporated under the laws of the Cayman Islands and was formed by Parent solely for the purpose of effecting the merger. The registered office of Merger Sub is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands and its telephone number is (345) 945-3901.

The Merger (Page 61)

The merger is a going-private transaction under which, if consummated, Mr. Jianqiu Yu, the chairman of the board of directors and principal executive officer of the Company, will acquire 100% beneficial ownership of the Company. You are being asked to vote to approve the merger and to approve and adopt the agreement and plan of merger dated as of June 4, 2012, among the Company, Parent, Merger Sub and Mr. Jianqiu Yu, pursuant to which, once the merger agreement is approved and adopted by the requisite vote of the shareholders of the Company and the other conditions to completion of the merger are satisfied or waived in accordance with the terms of the merger agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company in the merger. The Company, as the surviving company, will continue to do business under the name “Gushan Environmental Energy Limited” following the merger and will be wholly owned by Parent. If the proposed merger is completed, the Company will cease to be a publicly traded company. A copy of the merger agreement is attached as Annex A to this proxy statement. You should read the merger agreement in its entirety because it, and not this proxy statement, is the legal document that governs the merger.

Merger Consideration (Page 62)

If the merger is completed, each issued and outstanding ordinary share, par value HK$0.00001 per share, of the Company (a “Share” or, collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing ten Shares (the “ADSs”), owned by our shareholders as of the effective time of the merger, except as described below, will be cancelled in exchange for the right to receive $0.162 in cash per Share or $1.62 in cash per ADS (less $0.05 per ADS cancellation fees pursuant to the deposit agreement, dated as of December 24, 2007, by and among the Company, the ADS depositary, and all holders and beneficial owners of ADSs issued thereunder, referred to herein as the “Deposit Agreement”), in each case without interest.

At the effective time of the merger, any Shares or ADSs owned by any subsidiaries of the Company, beneficially owned by Mr. Jianqiu Yu, held by the ADS depositary and not represented by ADSs will be cancelled without the payment of any consideration. Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Companies Law will be cancelled for the appraised or agreed value under the Cayman Companies Law.

If there is no exercise of appraisal rights, the total cash consideration to be paid to the Company’s shareholders (excluding Mr. Jianqiu Yu) if the merger is completed will be approximately $20.7 million.

Treatment of Options (Page 62)

At the effective time, each option to purchase Shares pursuant to the share option scheme adopted as of November 9, 2007, that is then outstanding and unexercised, whether or not then vested, will expire and be converted into the right to receive, immediately following the effective time, a cash payment equal to the product of (i) the amount by which $0.162 exceeds the exercise price per Share of such option and (ii) the number of Shares subject to such option. If the exercise price per Share of any option is equal to or greater than $0.162, no payment will be made in respect thereof. The share option scheme adopted as of November 9, 2007, will be terminated as of the effective time.

On the closing date of the merger, the options to purchase 1,094,656 Shares held by Mr. Wilson Wai Sun Kwong, the Company’s president (“Mr. Kwong”) pursuant to a service agreement between the Company and Mr. Kwong dated September 21, 2007, shall be cancelled without the payment of any consideration.

Holders of options to purchase Shares pursuant to the share option scheme wishing to exercise appraisal rights must exercise their options and become holders of Shares by [—], 2012. Thereafter, such former holders of options must comply with the procedures and requirements for exercising appraisal rights with respect to the Shares under Section 238 of the Cayman Companies Law. If holders of options to purchase Shares exercise their options prior to the closing of the merger but after [—], 2012, they will not be entitled to exercise appraisal rights in connection with the merger but will receive the merger consideration if the merger is consummated.

In the event that any holder of options to purchase Shares pursuant to the Company’s share option scheme does not execute a consent providing that such options held by such holder will expire at the effective time of the merger, after the satisfaction or waiver of all conditions to the merger, Parent may elect to require that certain actions be taken to cause such options to lapse before the closing date of the merger. These actions consist of the following (i) the closing will be delayed by 15 calendar days, (ii) Parent, Merger Sub and the Company will certify that the merger has become unconditional, (iii) Parent will deposit the merger consideration with an escrow agent and (iv) Parent, Merger Sub and the Company will execute the plan of merger and deposit it with the escrow agent with irrevocable instructions to release the merger consideration and file the plan of merger with the Cayman Islands Registrar of Companies fifteen days thereafter. We refer to the date that Parent, Merger Sub and the Company declare the merger unconditional as the “certification date.”

Record Date and Voting (Page 57)

You are entitled to vote at the extraordinary general meeting if you have Shares registered in your name at the close of business on [—], 2012, or if you are a holder of ADSs at the close of business on [—], 2012, the Share record date and the ADS record date for voting at the extraordinary general meeting, respectively. If you own ADSs, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) on how to vote the Shares underlying your ADSs. The ADS depositary must receive your instructions no later than [—] (New York City time) on [—], 2012, in order to ensure your Shares are properly voted at the extraordinary general meeting. Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs (and certify you have not instructed, and will not instruct, the ADS depositary to vote the Shares represented by your ADSs) before the close of business in New York City on [—] and become a holder of Shares prior to the close of business in New York City on [—], 2012, the Share record date. Each outstanding Share on the Share record date entitles the holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment thereof. As of the Share record date, there were [—] Shares entitled to be voted at the extraordinary general meeting (including Shares underlying outstanding ADSs). If you have Shares registered in your name on the Share record date, the deadline for you to lodge your proxy card and vote is [—], 2012, at [—] (Hong Kong time). See “Voting Information” below.

Shareholder Vote Required to Approve and Adopt the Merger Agreement (Page 57)

The merger cannot be completed unless the merger agreement is approved and adopted (i) by a special resolution approved by registered shareholders representing not less than two-thirds of the Shares, present and voting in person or by proxy as a single class at a general meeting of which notice specifying the intention to prepare the resolution as a special resolution has been duly given, referred to herein as a “special resolution” and, pursuant to the merger agreement (ii) by the affirmative vote of shareholders representing a majority of the total issued and outstanding Shares, excluding any Shares (or ADSs) (x) owned by any subsidiaries of the Company, (y) beneficially owned by Mr. Jianqiu Yu (the “Founder Shares”) and (z) held by the ADS depositary which are not represented by ADSs (the Shares referred to in subclauses (x) through (z), collectively, the “Excluded Shares”). We refer to the approval described in clause (ii) above as the “majority of the minority” vote requirement. Any Excluded Shares that are voted will be counted towards determining whether the special resolution has passed but not towards determining whether the majority of the minority vote requirement has been satisfied. The 22,145,200 Shares held by subsidiaries of the Company will be voted in accordance with the recommendation of the special committee of the Company’s board of directors, and such Shares will be counted towards determining whether the special resolution has passed but not towards determining whether the majority of the minority vote requirement has been satisfied. If the ADS depositary timely receives valid voting instructions from an ADS holder which fail to specify the manner in which the ADS depositary is to vote the Shares represented by ADSs held by such ADS holder, such ADS holder will be deemed to have instructed the ADS depositary to vote in favor of the items set forth in the voting instructions and the Shares so voted will be counted towards determining whether the special resolution has passed and whether the majority of the minority vote requirement is satisfied. In addition, any Shares voted by the ADS depositary at the direction of the Company pursuant to Section 4.07 of the Deposit Agreement will be counted towards determining whether the special resolution has passed but treated as shares not voted for purposes of determining whether the majority of the minority vote requirement is satisfied.

Based on the 193,912,859 Shares expected to be outstanding on the Share record date, approximately 129,275,240 Shares must be voted in favor of the special resolution to approve and adopt the merger agreement in order for the special resolution to be approved, assuming all shareholders will be present and voting in person or by proxy at the extraordinary general meeting. In the event that Mr. Jianqiu Yu votes all of his shares to approve the special resolution, which he has agreed to do, 62,832,662 Shares must be voted by other shareholders in favor of the special resolution for it to be passed.

Based on the 105,325,081 Shares (other than Excluded Shares) expected to be outstanding on the Share record date, approximately 52,662,541 of such Shares must be voted in favor of the approval and adoption of the merger agreement to satisfy the majority of the minority vote requirement, assuming that shareholders holding all such Shares will be present and voting in person or by proxy at the extraordinary general meeting.

If your Shares are held in the name of a broker, bank or other nominee, your broker, bank or other nominee will not vote your Shares in the absence of specific instructions from you. These non-voted Shares are referred to as “broker non-votes.”

Voting Information (Page 58)

Before voting your Shares, we encourage you to read this proxy statement in its entirety, including all of the annexes and materials incorporated by reference, and carefully consider how the proposed merger will affect you. To ensure that your Shares can be voted at the extraordinary general meeting, please complete the enclosed proxy card in accordance with the instructions set forth on the proxy card as soon as possible. The deadline for you to lodge your proxy card is [—], 2012, at [—] (Hong Kong time). If you hold ADSs, please complete, sign, date and return the ADS voting instructions card that accompanied this proxy statement to the ADS depositary. If a broker holds your Shares or ADSs in “street name,” your broker should provide you with instructions on how to vote your Shares or ADSs.

If you own ADSs as of the close of business in New York City on [—], 2012, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs. The ADS depositary must receive such instructions no later than [—] (New York City time) on [—], 2012, in order to ensure your Shares are properly voted at the extraordinary general meeting. Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs and become a holder of Shares prior to the close of business in New York City on [—], 2012, the Share record date.

If you wish to cancel your ADSs for the purpose of voting Shares, you need to make arrangements to deliver your ADSs to the ADS depositary for cancellation before the close of business in New York City on [—], 2012 together with (i) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of Shares), (ii) payment of the ADS cancellation fees ($0.05 per ADS surrendered for cancellation) and related expenses and taxes (such as stamp taxes and stock transfer taxes), and (iii) a certification that you held the ADSs as of the ADS record date and you have not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled or have given voting instructions to the ADS depositary as to the ADSs being cancelled but undertake not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary bank will arrange for the Hong Kong office of the Hongkong and Shanghai Banking Corp., the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). If after registration of Shares in your name, you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.

Appraisal Rights of Shareholders and ADS Holders (Page 76)

Shareholders who continue to hold their Shares in their own name until the consummation of the merger will have the right to seek appraisal and payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote is taken, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of appraisal rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you did not exercise appraisal rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO SEEK APPRAISAL AND PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO PERFECT ANY APPRAISAL RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE APPRAISAL RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR SUCH SURRENDER , PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES, AND CERTIFY THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THE ADSs (OR ALTERNATIVELY, THAT THEY WILL NOT VOTE THE SHARES) BEFORE THE CLOSE OF BUSINESS IN NEW YORK CITY ON [—], AND BECOME THE REGISTERED HOLDERS OF SHARES BY [—], 2012. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING APPRAISAL RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN COMPANIES LAW.

Holders of options to purchase Shares pursuant to the share option scheme wishing to exercise appraisal rights must exercise their options and become holders of Shares by [—], 2012. Thereafter, such former holders of options must comply with the procedures and requirements for exercising appraisal rights with respect to the Shares under Section 238 of the Cayman Companies Law. If holders of options to purchase Shares exercise their options prior to the closing of the merger but after [—], 2012, they will not be entitled to exercise appraisal rights in connection with the merger but will receive the merger consideration if the merger is consummated.

We encourage you to read the section of this proxy statement entitled “Appraisal Rights” as well as Annex C to this proxy statement carefully and to consult your Cayman Islands legal counsel if you desire to exercise your appraisal rights.

Purposes and Effects of the Proposed Merger (Page 44)

The purpose of the merger is to enable Mr. Jianqiu Yu to acquire 100% control of the Company in a transaction in which the Company’s shareholders (other than those holding Excluded Shares) will be cashed out in exchange for $0.162 per Share, so that Mr. Jianqiu Yu, through Parent, will bear the rewards and risks of the sole ownership of the Company after the merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses.

ADSs representing Shares of the Company are currently listed on the New York Stock Exchange (the “NYSE”) under the symbol “GU”. It is expected that, following the consummation of the merger, the Company will cease to be a publicly-traded company and will instead become a private company beneficially owned solely by Mr. Jianqiu Yu. Following the completion of the proposed merger, our ADSs will no longer be listed on any securities exchange or quotation system, including the NYSE.

Plans for the Company after the Proposed Merger (Page 46)

Following the completion of the merger, Mr. Jianqiu Yu anticipates that the Company will continue to conduct its operations substantially as they are currently being conducted, except that it will cease to be a publicly traded company and will instead be a wholly owned subsidiary of Parent. The Company will no longer be subject to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or NYSE compliance and reporting requirements and the related direct and indirect costs and expenses.

Mr. Jianqiu Yu has advised the Company that, except for the transactions contemplated by the merger agreement, Mr. Jianqiu Yu does not have any current plans, proposals or negotiations that relate to or would result in any of the following:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	the sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; or

•	any other material changes in the Company’s corporate structure or business.

Recommendations of the Special Committee and the Board of Directors (Page 26)

The special committee unanimously (i) determined that the merger, on the terms and subject to the consideration set forth in the merger agreement, is in the best interests of the Company and its unaffiliated shareholders, and deemed it advisable to enter into the merger agreement, (ii) approved the merger, the merger agreement and the other transactions contemplated thereby, and (iii) recommended that our board of directors approve and adopt the merger agreement and the transactions contemplated by the merger agreement. Based in part on the unanimous recommendation of the special committee, our board of directors determined that the merger is in the best interests of the Company and its unaffiliated shareholders, and approved and adopted the merger agreement and the transactions contemplated by the merger agreement. ACCORDINGLY, OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

The primary benefits of the merger to the Company’s unaffiliated shareholders and ADS holders include, without limitation, the following:

•

the merger consideration of $0.162 per Share and $1.62 per ADS in cash representing a 31.71% premium over the closing price on February 23, 2012, the trading day immediately prior to the publicly announced going private transaction proposal and a 25.78% premium over the 30-day volume weighted average price as quoted by Bloomberg L.P. on February 23, 2012, the last trading day prior to the Company’s announcement on February 24, 2012, that it had received a “going private” proposal; and

•	the avoidance of the risk associated with any possible decrease in our future revenues and free cash flow, growth or value following the merger.

The primary detriments of the merger to the Company’s unaffiliated shareholders and ADS holders include, without limitation, the following:

•

such shareholders and ADS holders will cease to have an interest in the Company and, therefore, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Company’s ordinary shares, if any;

•

in general, the receipt of cash pursuant to the merger or through the exercise of dissenters’ rights will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. See “Material U.S. Federal Income Tax Considerations;” and

•	after the completion of the merger, our shareholders will no longer enjoy the rights or protections that the United States federal securities laws provide.

The foregoing summary of information and factors considered by the special committee and our board of directors is not intended to be exhaustive and for a more detailed discussion of the material factors considered by the special committee and the board of directors in determining to recommend the approval and adoption of the merger agreement, see “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors” beginning on page 26 and “Special Factors—Effect of the Proposed Merger on the Company—Primary Benefits and Detriments of the Merger” beginning on page 45 for additional information.

Position of Buyer Filing Persons as to Fairness (Page 31)

We refer to (i) Mr. Jianqiu Yu, (ii) Parent, (iii) Merger Sub, (iv) Gemino Success Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianqiu Yu, (v) Hero Track Limited, which is a British Virgin Islands company wholly owned and controlled by Mr. Jianqiu Yu, and (vi) Hero Track Holdings Limited, a Hong Kong company wholly owned and controlled by Hero Track Limited, collectively, as the “Buyer Filing Persons.” Each of the Buyer Filing Persons believes that the merger is both procedurally and substantively fair to the Company’s unaffiliated shareholders and ADS holders. The Buyer Filing Persons’ belief is based upon the factors discussed in “Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger” beginning on page 31.

Financing of the Merger (Page 47)

The Buyer Filing Persons estimate that the total amount of funds necessary to consummate the merger and related transactions, including the payment of customary fees and expenses in connection with the merger, will be approximately $20.7 million, assuming no exercise of appraisal rights by shareholders of the Company. That entire amount will be funded by Mr. Jianqiu Yu without any equity or debt financing.

Share Ownership of the Company Directors and Officers and Voting Commitments (Page 50)

As of the record date, Mr. Jianqiu Yu, our principal executive officer and chairman of our board of directors, beneficially owns approximately 34.3% of our outstanding Shares. See “Security Ownership of Certain Beneficial Owners and Management of the Company.” Mr. Jianqiu Yu has agreed to vote all Shares beneficially owned by him in favor of the approval and adoption of the merger agreement.

Opinion of Financial Advisor to the Special Committee (Page 36)

On June 2, 2012, Piper Jaffray & Co., or “Piper Jaffray,” rendered an oral opinion to the special committee (which was confirmed in writing by delivery of Piper Jaffray’s written opinion dated the same date), as to the fairness, from a financial point of view, of the $0.162 per Share merger consideration and the $1.62 per ADS merger consideration to be received by holders of the Shares and the ADSs (other than holders of Excluded Shares) in the merger, as of June 2, 2012, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Piper Jaffray in preparing its opinion.

Piper Jaffray’s opinion was directed to the special committee and only addressed the fairness from a financial point of view of the consideration to be received by holders of the Shares and the ADSs (other than holders of Excluded Shares) in the merger, and does not address any other aspect or implication of the merger. The summary of Piper Jaffray’s opinion in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this proxy statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Piper Jaffray in preparing its opinion. We encourage holders of the Shares and the ADSs to read carefully the full text of Piper Jaffray’s written opinion. However, neither Piper Jaffray’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement are intended to be, and do not constitute advice or a recommendation to the special committee or any holder of the Shares or the ADSs as to how to act or vote or tender its shares or make any election with respect to the merger or any other matter. See “Special Factors—Opinion of Special Committee’s Financial Advisor.”

Interests of the Company’s Executive Officers and Directors in the Merger (Page 47)

In considering the recommendations of the special committee and the board of directors, the Company’s shareholders should be aware that certain of the Company’s directors and executive officers have interests in the transaction that are different from, and/or in addition to, the interests of the Company’s shareholders generally. These interests include, among others,

•	the ownership of all of the equity interests in Parent by Mr. Jianqiu Yu;

•	the potential enhancement or decline of share value for Parent, of which Mr. Jianqiu Yu is the sole owner, as a result of the merger and future performance of the surviving company;

•

continued indemnification and advancement rights and the procurement of directors and officers liability insurance to be provided by the surviving company to former directors and officers of the Company;

•

the compensation of members of the special committee in exchange for their services in the amount of $9,000 for the chairman and $7,000 for each other member of the special committee (the payment of which is not contingent upon the completion of the merger or the special committee’s or the board’s recommendation of the merger); and

•

the continuation of service of the executive officers of the Company with the surviving company in positions that are substantially similar to their current positions and the continuation of employee’s compensation and benefits at a level no less favorable than provided prior to the merger for one year after closing, subject to market adjustments in the ordinary course.

See “Special Factors—Interests of Certain Persons in the Merger.” The special committee and our board of directors were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the merger agreement and related matters.

Limitation on Solicitation and Considering Acquisition Proposals (Page 69)

The Company agreed that from the date of the merger agreement until the effective time, neither the Company nor any of its subsidiaries nor any of the officers and directors of the Company or any of its subsidiaries will, and the Company will instruct and cause the Company’s and its subsidiaries’ representatives, not to, directly or indirectly:

•

initiate, solicit, endorse or knowingly encourage, induce, or facilitate (including by providing information) any inquiries, proposals or offers or afford access to employees, business, properties, assets, books, or records of the Company or any of its subsidiaries with respect to, or the making or completion of, an acquisition proposal;

•

engage, continue, or otherwise participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its subsidiaries in connection with, an acquisition proposal;

•

agree to, approve, endorse, recommend, execute, enter into or consummate any acquisition proposal or any proposal or offer that may reasonably be expected to lead to an acquisition proposal, or that requires the Company to abandon the merger agreement or the merger; or

•	grant any waiver, amendment or release under any standstill or confidentiality agreement or takeover statutes.

Prior to obtaining the required shareholder approval of the merger agreement, the Company may, (i) after its receipt of an acquisition proposal from any person, contact such person who made an unsolicited acquisition proposal to clarify and understand the terms and conditions of such acquisition proposal so as to determine whether such acquisition proposal constitutes or could reasonably be expected to result in a superior proposal, (ii) provide information in response to an unsolicited request by any person who has made such acquisition proposal and executed a confidentiality agreement satisfactory to the special committee; (iii) engage or participate in any discussions or negotiations with such person; or (iv) approve, recommend, or declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an acquisition proposal. In each such case referred to in clauses (ii) or (iii) above, the special committee must have determined in good faith based on the information then available (and after consultation with its financial advisor and outside legal counsel) that such acquisition proposal either constitutes a superior proposal or is reasonably likely to result in a superior proposal. In the case referred to in clause (iv) above, the special committee must have determined in good faith (after consultation with its financial advisor and outside legal counsel) that such acquisition proposal is a superior proposal. In each case referred to above, the Company must (a) provide a written notice to Parent of its intent to furnish information or enter into discussion with such person at least 48 hours prior to taking any such action and (b) promptly (and in any event within 48 hours) provide or make available to Parent any material non-public information concerning the Company or any of its subsidiaries that is provided to such person which was not previously provided or made available to Parent.

Termination of the Merger Agreement (Page 74)

The merger agreement may be terminated at any time prior to the consummation of the merger, whether before or after shareholder approval has been obtained:

•	by mutual written consent of the Company and Parent;

•	by either of the Company or Parent, if:

•

the merger is not completed by December 4, 2012, provided that this termination right is not available to a party if the failure of the merger to have been consummated on or before such date was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the merger agreement;

•

any law, rule or regulation restraining, enjoining or otherwise prohibiting consummation of the merger shall become final and non-appealable; provided, that this termination right is not available to a party if the issuance of such final, non-appealable law, rule or regulation is primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the merger agreement; or

•	our shareholders do not approve and adopt the merger agreement at the extraordinary general meeting or any adjournment or postponement thereof.

by Parent, if:

•

the Company has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement shall have become untrue, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy cannot be cured by the Company by the termination date, or if curable, is not cured, within 30 business days after written notice of such breach;

•

the Company has breached in any material respect any of its covenants with respect to the “no shop” and “no change of recommendation” provisions of the merger agreement, such that the corresponding condition to closing would not be satisfied and such breach cannot be cured by the Company by the termination date, or if capable of being cured, has not been cured within the earlier of ten business days after written notice of such breach or the termination date;

•

the board of directors of the Company has made a change of recommendation; the Company enters into any acquisition proposal other than the merger; or the Company or the board of directors of the Company has publicly announced its intention to do any of the foregoing; or

•

the Company fails to hold the extraordinary general meeting within ten business days prior to the termination date due to a willful or intentional breach by the Company and not due to any material breach by Parent or Merger Sub that causes the failure of the Company to hold the extraordinary general meeting.

by the Company:

•

if Parent or Merger Sub (or Mr. Jianqiu Yu, as applicable) has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by Parent or Merger Sub (or Mr. Jianqiu Yu, as applicable) under the merger agreement shall have become untrue, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy cannot be cured by the termination date, or if curable, is not cured, within 30 business days after written notice of such breach;

•	prior to the receipt of the shareholders’ approval, in order to enter into an alternative acquisition agreement relating to a superior proposal; or

•

if (i) all of the closing conditions are otherwise satisfied, (ii) the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the merger, and (iii) Parent and Merger Sub fail to complete the closing within ten business days following the date the closing should have otherwise occurred pursuant to the merger agreement.

Termination Fee (Page 75)

The Company is required to pay Parent a termination fee of $500,000 and fees and expenses incurred by Parent of up to $500,000 in the event the merger agreement is terminated (i) by Parent if the Company has materially breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement shall have become untrue (except where the failure to be true does not have and would not reasonably be expected to have a “material adverse effect”); (ii) by Parent if the Company has breached in any material respect any of its covenants with respect to the “no shop” and “no change of recommendation” provisions of the merger agreement; (iii) by Parent if the board of directors of the Company has made a change of recommendation, the Company enters into any acquisition proposal other than the merger, or the Company or the board of directors of the Company has publicly announced its intention to do any of the foregoing; (iv) by Parent if the Company fails to hold the extraordinary general meeting within ten business days prior to the termination date due to a willful or intentional breach by the Company and not due to any material breach by Parent or Merger Sub that causes the failure of the Company to hold the extraordinary general meeting; (v) by the Company prior to the receipt of the shareholders’ approval, in order to enter into an alternative acquisition agreement relating to a superior proposal; or (vi) by either Parent or the Company because either the merger is not completed by December 4, 2012, or the shareholders have not approved and adopted the merger agreement at the extraordinary general meeting as required by the merger agreement, and both (a) a bona fide acquisition proposal was made to the Company prior to the extraordinary general meeting (or prior to termination of the merger agreement if the extraordinary general meeting has not occurred) and not withdrawn and (b) within twelve months of the date the merger agreement is terminated, the Company enters into a definitive agreement with respect to an acquisition proposal.

Parent (or Mr. Jianqiu Yu, if requested to pay by the Company) is required to pay the Company a termination fee of $500,000 and fees and expenses incurred by the Company of up to $500,000 in the event the merger agreement is terminated by the Company (i) if Parent or Merger Sub (or Mr. Jianqiu Yu, as applicable) has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by Parent or Merger Sub (or Mr. Jianqiu Yu, as applicable) under the merger agreement shall have become untrue; or (ii) if the Company terminates the merger agreement when (a) all of the closing conditions are otherwise satisfied, (b) the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the merger, and (c) Parent and Merger Sub fail to complete the closing within ten business days following the date the closing should have otherwise occurred pursuant to the merger agreement.

Material U.S. Federal Income Tax Consequences (Page 86)

The receipt of cash pursuant to the merger or through the exercise of appraisal rights will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. See “Material U.S. Federal Income Tax Consequences” beginning on page 86. The tax consequences of the merger or the exercise of appraisal rights to you will depend upon your own personal circumstances. You should consult your tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the merger to you.

Material PRC Income Tax Consequences (Page 89)

As there has not been a definitive determination of the Company’s status by the PRC tax authorities, the Company cannot confirm whether it would be considered a resident enterprise under the PRC Enterprise Income Tax Law (the “EIT Law”) or whether the gain recognized on the receipt of cash for our Shares or ADSs would be subject to PRC tax to holders of such Shares and ADSs that are not PRC residents. If, however, the PRC tax authorities were to determine that the Company should be considered a resident enterprise or that the receipt of cash for our Shares or ADSs should otherwise be subject to PRC tax, then gain recognized on the receipt of cash for our Shares or ADSs pursuant to the merger or through the exercise of dissenters’ rights by our shareholders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 20% in the case of individuals or 10% in the case of corporations (subject to applicable treaty relief). You should consult your own tax advisor for a full understanding of the tax consequences of the merger or the exercise of dissenters’ rights to you, including any PRC tax consequences. Please see “Material PRC Income Tax Consequences” beginning on page 89 for additional information.

Material Cayman Islands Tax Consequences (Page 90)

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of cash for our Shares and ADSs under the terms of the merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed in the Cayman Islands; and (ii) registration fees will be payable to the Registrar of Companies to register the plan of merger. See “Material Cayman Islands Tax Consequences” beginning on page 90.

Regulatory Matters (Page 51)

The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with the merger other than the approvals, filings or notices required under the federal securities laws and the filing of the plan of merger (and supporting documentation as specified in the Cayman Companies Law) with the Cayman Islands Registrar of Companies, and in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the plan of merger and notice of merger published in the Cayman Islands Gazette.

Accounting Treatment of the Merger (Page 51)

The merger is expected to be accounted for, at historical cost, as a merger of entities under common control in accordance with Accounting Standards Codification 805-50, “Business Combinations—Related Issues.”

Conditions to the Merger (Page 73)

The consummation of the merger is subject to the satisfaction of the following conditions:

•

the merger agreement and merger being approved and adopted by the shareholders at the extraordinary general meeting (with both the statutory voting requirement and the majority of the minority vote requirement being satisfied); and

•

no court or governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law, rule or regulation that is in effect which restrains, enjoins or otherwise prohibits consummation of the merger.

The obligations of Parent and Merger Sub to effect the merger are also subject to the satisfaction, or waiver by Parent, of the following conditions:

•

the representations and warranties of the Company in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date or the date that the merger becomes unconditional, as applicable, subject to a material adverse effect exception;

•

the Company having performed in all material respects all obligations required to be performed by it under the merger agreement at or before the closing date or the date that the merger becomes unconditional, as applicable;

•	since the date of the merger agreement, no change, event, circumstance or development having occurred that has had, or would reasonably be expected to have, a material adverse effect; and

•	shareholders holding not more than 10% of the outstanding Shares having validly served a notice of dissent under Section 238(5) of the Cayman Companies Law.

The obligations of the Company to effect the merger are subject to the satisfaction, or waiver by the Company, of the following conditions:

•

the representations and warranties of Parent and Merger Sub in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date or the date that the merger becomes unconditional, as applicable, subject to a material adverse effect exception; and

•

each of Parent and Merger Sub having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date or the date that the merger becomes unconditional, as applicable.

The shareholder approval condition cannot be waived by any party to the merger agreement.

Market Price of the Company ADSs (Page 54)

The closing price of the Company’s ADSs on the NYSE on February 23, 2012, the last trading date prior to the announcement of Mr. Jianqiu Yu’s offer to acquire all of the outstanding ordinary shares of the Company not then owned by him, was $1.23 per ADS. The closing price of the Company’s ADSs on the NYSE on [—], 2012, the last trading date prior to the date of this proxy statement, was $[—] per ADS.

Fees and Expenses (Page 50)

Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated thereby will be paid by the party incurring such costs and expenses except as otherwise provided in the merger agreement.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY

GENERAL MEETING AND THE MERGER

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting and the proposed merger. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:	What is the proposed transaction?

A:	The proposed transaction is a going-private merger pursuant to which, if consummated, Merger Sub will merge with and into the Company, and Mr. Jianqiu Yu, the chairman of the board of directors and principal executive officer of the Company, will acquire 100% beneficial ownership of the Company. Once the merger agreement is approved and adopted by the shareholders of the Company and the other closing conditions under the merger agreement have been satisfied or waived, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company after the merger. If the merger is completed, the Company will continue its operations as a privately held company owned solely by Mr. Jianqiu Yu (through Parent), and as a result of the merger, the ADSs will no longer be listed on the NYSE, the Company will cease to be a public company and the American Depositary Shares program for the ADSs will terminate.

Q:	What will I receive in the merger?

A:	If you own Shares and the merger is completed, you will be entitled to receive $0.162 in cash, without interest, for each Share you own as of the effective time of the merger, unless you validly exercise and have not effectively withdrawn or lost your appraisal rights under Section 238 of the Cayman Companies Law with respect to the merger, in which event you will be entitled to the value of each share appraised pursuant to the Cayman Companies Law.

If you own ADSs and the merger is completed, you will be entitled to receive $1.62 per ADS in cash, without interest (less $0.05 per ADS cancellation fees payable by holders of ADSs pursuant to the Deposit Agreement), for each ADS you own as of the effective time of the merger, unless you (i) surrender your ADS to the ADS depositary, pay the ADS depositary’s fees required for such surrender and become a holder of Shares by [—], 2012, and (ii) comply with the procedures and requirements for exercising appraisal rights for the Shares under Section 238 of the Cayman Companies Law and have not effectively withdrawn or lost such appraisal rights.

See “Material U.S. Federal Income Tax Consequences,” “Material PRC Income Tax Consequences” and “Material Cayman Islands Tax Consequences” beginning on page 86 for a more detailed description of the tax consequences of the proposed merger. You should consult with your own tax advisor for a full understanding of how the proposed merger will affect your U.S. federal, state, local and/or foreign taxes.

Q:	What vote of our shareholders is required to approve and adopt the merger agreement?

A:	The merger cannot be completed unless the merger agreement is approved and adopted (i) by a special resolution approved by registered shareholders representing not less than two-thirds of the Shares, present and voting in person or by proxy as a single class at a general meeting of which notice specifying the intention to prepare the resolution as a special resolution has been duly given, referred to herein as a “special resolution” and, pursuant to the merger agreement (ii) by the affirmative vote of shareholders representing a majority of the total issued and outstanding Shares, excluding any Excluded Shares. Any Excluded Shares that are voted will be counted towards determining whether the special resolution has passed but not towards determining whether the majority of the minority vote requirement has been satisfied. The 22,145,200 Shares held by subsidiaries of the Company will be voted in accordance with the recommendation of the special committee of the Company’s board of directors, and such Shares will be counted towards determining whether the special resolution has passed but not towards determining whether the majority of the minority vote requirement has been satisfied. In addition, any Shares voted by the ADS depositary at the direction of the Company pursuant to Section 4.07 of the Deposit Agreement will be counted towards determining whether the special resolution has passed but treated as shares not voted for purposes of determining whether the majority of the minority vote requirement is satisfied. If the ADS depositary timely receives valid voting instructions from an ADS holder which fail to specify the manner in which the ADS depositary is to vote the Shares represented by ADSs held by such ADS holder, such ADS holder will be deemed to have instructed the ADS depositary to vote in favor of the items set forth in the voting instructions and the Shares so voted will be counted towards determining whether the special resolution has passed and whether the majority of the minority vote requirement is satisfied.

At the close of business on [—], 2012, the Share record date for the extraordinary general meeting, 193,912,859 Shares were outstanding and entitled to vote at the extraordinary general meeting of which 105,325,081 Shares will be counted for purposes of determining whether the majority of the minority vote requirement has been satisfied.

Q:	How will the Company’s stock options be treated in the merger?

A:	At the effective time, each option to purchase Shares pursuant to the share option scheme adopted as of November 9, 2007, that is then outstanding an unexercised, whether not then vested, will expire and be converted into the right to receive, immediately following the effective time, a cash payment equal to the product of (i) the amount by which $0.162 exceeds the exercise price per Share of such option and (ii) the number of Shares subject to such option. If the exercise price per Share of any option is equal to or greater than $0.162, no payment will be made in respect thereof. The share option scheme adopted as of November 9, 2007, will be terminated as of the effective time.

On the closing date of the merger, the options to purchase 1,094,656 Shares held by Mr. Kwong, the Company’s president, pursuant to a service agreement between the Company and Mr. Kwong dated September 21, 2007, shall be cancelled without the payment of any consideration.

Holders of options to purchase Shares pursuant to the share option scheme wishing to exercise appraisal rights must exercise their options and become holders of Shares by [—], 2012. Thereafter, such former holders of options must comply with the procedures and requirements for exercising appraisal rights with respect to the Shares under Section 238 of the Cayman Companies Law. If holders of options to purchase Shares exercise their options prior to the closing of the merger but after [—], 2012, they will not be entitled to exercise appraisal rights in connection with the merger but will receive the merger consideration if the merger is consummated.

In the event that any holder of options to purchase Shares pursuant to the Company’s share option scheme does not execute a consent providing that such options held by such holder will expire at the effective time of the merger, after the satisfaction or waiver of all conditions to the merger, Parent may elect to require that certain actions be taken to cause such options to lapse before the closing date of the merger. These actions consist of the following (i) the closing will be delayed by 15 calendar days, (ii) Parent, Merger Sub and the Company will certify that the merger has become unconditional, (iii) Parent will deposit the merger consideration with an escrow agent and (iv) Parent, Merger Sub and the Company will execute the plan of merger and deposit it with the escrow agent with irrevocable instructions to release the merger consideration and file the plan of merger with the Cayman Islands Registrar of Companies fifteen days thereafter. We refer to the date that Parent, Merger Sub and the Company declare the merger unconditional as the “certification date.”

Q:	After the merger is completed, how will I receive the cash for my Shares?

A.	As soon as practicable after the merger is completed, a paying agent appointed by Parent will mail you written instructions on how to receive the per Share merger consideration of $0.162 in cash without interest. You will receive cash for your Shares from the paying agent after you comply with these instructions.

If your Shares are represented by share certificates, unless you validly exercise and have not effectively withdrawn or lost your appraisal rights in accordance with Section 238 of the Cayman Companies Law, upon a surrender of the share certificates (or affidavit and indemnity of loss in lieu of the share certificates), the paying agent will send to you the per Share merger consideration of $0.162 in cash, without interest, in exchange for the cancellation of your share certificates after completion of the merger. If you hold your Shares in book-entry form, that is, without a share certificate, unless you validly exercise and have not effectively withdrawn or lost your appraisal rights in accordance with Section 238 of the Cayman Companies Law, the paying agent will automatically send to you the per Share merger consideration of $0.162 in cash, without interest, in exchange for the cancellation of your Shares after completion of the merger. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the share certificate will be issued to such transferee if the share certificates (if any) which immediately prior to the effective time represented such Shares are presented to the paying agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

If your Shares of the Company are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee on how to surrender your Shares and receive the merger consideration for those Shares.

Q:	After the merger is completed, how will I receive the cash for my ADSs?

A.	If you own ADSs, as soon as practicable after the merger is completed, the ADS depositary will call for the surrender of all ADSs for delivery of the merger consideration. Upon the surrender of ADSs, the ADS depositary will pay to the surrendering person $1.62 per ADS in cash without interest (less $0.05 per ADS cancellation fee pursuant to the Deposit Agreement). The ADS depositary has no obligation to make payment of the ADS merger consideration unless it is in receipt of payment of such ADS cancellation fee.

If your ADSs are represented by certificates, also referred to as American Depositary Receipts or “ADRs,” unless you have surrendered your ADRs to the ADS depositary for cancellation prior to the effective time of the merger, upon your surrender of the ADRs (or an affidavit and indemnity of loss in lieu of the ADRs) together with a duly completed letter of transmittal (which will be supplied to you by the ADS depositary after the effective time of the merger), the ADS depositary will send to you a check for the per ADS merger consideration of $1.62 in cash, without interest (less $0.05 per ADS cancellation fee payable by holders of ADSs pursuant to the Deposit Agreement), in exchange for the cancellation of your ADRs after the completion of the merger. If you hold your ADSs in un-certificated form, that is, without an ADR, unless you have surrendered your ADSs to the ADS depositary for cancellation prior to the effective time of the merger, the ADS depositary will automatically send to you a check for the per ADS merger consideration of $1.62 in cash, without interest (less $0.05 per ADS cancellation fee payable by holders of ADSs pursuant to the Deposit Agreement), in exchange for the cancellation of your ADSs after the completion of the merger. The per ADS merger consideration may be subject to backup withholding taxes if the ADS depositary has not received from you a duly completed and signed U.S. Internal Revenue Service Form W-8 or W-9. In the event of a transfer of ownership of ADSs that is not registered in the register of ADS holders maintained by the ADS depositary, the check for any cash to be exchanged upon cancellation of the ADSs will be issued to such transferee if the ADSs are presented to the ADS depositary, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable ADS transfer taxes have been paid or are not applicable. The per ADS merger consideration may be subject to backup withholding taxes if the ADS depositary has not received from the transferee a duly completed and signed U.S. Internal Revenue Service Form W-8 or W-9.

If your ADSs are held in “street name” by your broker, bank or other nominee, you will not be required to take any action to receive the merger consideration as the ADS depositary will arrange for the surrender of the ADSs and the remittance of the per ADS merger consideration with The Depository Trust Company (the clearance and settlement system for the ADSs) for distribution to your broker, bank or nominee on your behalf. If you have any questions concerning the receipt of the per ADS merger consideration, please contact your broker, bank or nominee.

Q:	Where and when will the extraordinary general meeting be held?

A:	The extraordinary general meeting will take place at Unit 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong, on [—], 2012, starting at 11:00 am (Hong Kong time).

Q:	What matters will be voted on at the extraordinary general meeting?

A:	You will be asked to consider and vote on the following proposals:

•	to approve the merger and approve and adopt the merger agreement and the other transactions contemplated thereby;

•	to authorize the directors to do all such things as may be required to give effect to the merger; and

•

to approve any motion to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting, if necessary.

Q:	How does the Company’s board of directors recommend that I vote on the proposals?

A:	After careful consideration and upon the unanimous recommendation of the special committee, our board of directors, by a unanimous vote, recommends that you vote:

•	FOR the proposal to approve the merger and approve and adopt the merger agreement and the other transactions contemplated thereby;

•	FOR the proposal to authorize the directors to do all such things as may be required to give effect to the merger; and

•

FOR the proposal to approve any motion to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting, if necessary.

You should read “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors” beginning on page 26 for a discussion of the factors that our special committee and board of directors considered in deciding to recommend the approval and adoption of the merger agreement. In addition, in considering the recommendation of our special committee and board of directors with respect to the merger agreement, you should be aware that some of the Company’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of our shareholders generally. See “Special Factors—Interests of Certain Persons in the Merger” beginning on page 47.

Q:	Who is entitled to vote at the extraordinary general meeting?

A:	The Share record date for voting at the extraordinary general meeting is [—], 2012. Only shareholders entered in the register of members of the Company at the close of business on the Share record date are entitled to vote at the extraordinary general meeting or any adjournment thereof. The record date for ADS holders entitled to instruct the ADS depositary to vote at the extraordinary general meeting is [—], 2012. Only ADS holders of the Company on the ADS record date are entitled to instruct the ADS depositary to vote at the extraordinary general meeting. Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs and become a holder of Shares prior to the close of business on [—], 2012. Holders of options to purchase Shares pursuant to the share option scheme adopted as of November 9, 2007, wishing to vote at the extraordinary general meeting must exercise their options and become holders of Shares by [—], 2012.

Q:	What constitutes a quorum for the extraordinary general meeting?

A:	The presence, in person or by proxy, of at least two shareholders representing not less than one-third in nominal value of the Company’s total issued voting Shares on the Share record date throughout the extraordinary general meeting will constitute a quorum for the extraordinary general meeting.

Q:	When do you expect the merger to be completed?

A:	We are working toward completing the merger as quickly as possible and currently expect the merger to close in the third quarter of 2012. In order to complete the merger, we must obtain shareholder approval of the merger at the extraordinary general meeting and the other closing conditions under the merger agreement must be satisfied or waived, as permitted by law.

Q:	What happens if the merger is not completed?

A:	If the merger and merger agreement are not approved by our shareholders, or if the merger is not completed for any other reason, our shareholders will not receive any payment for their Shares or ADSs pursuant to the merger agreement. In addition, the Company will remain a public company. The Company’s ADSs will continue to be listed and traded on the NYSE, provided that the Company continues to meet the NYSE’s listing requirements. In addition, the Company will remain subject to SEC reporting obligations.

In the event that the merger agreement is terminated, in certain specified circumstances, the Company may be required to pay Parent a termination fee and/or reimburse Parent for its expenses, or Parent may be required to pay the Company a termination fee and/or reimburse the Company for its expenses, in each case, as described in “The Merger Agreement—Termination Fee and Reimbursement of Expenses” beginning on page 75.

Q:	What do I need to do now?

A:	We urge you to read this proxy statement carefully, including its annexes and the other documents referred to or incorporated by reference herein, and to consider how the proposed merger would affect you as a shareholder. After you have done so, please vote as soon as possible.

Q:	How do I vote if Shares are registered in my name?

A:	If Shares are registered in your name (that is, you do not hold ADSs) as of the Share record date, you should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the enclosed return envelope as soon as possible but in any event at least 48 hours before the time of the extraordinary general meeting so that your Shares will be represented and may be voted at the extraordinary general meeting.

Alternatively, you can attend the extraordinary general meeting and vote in person. If you decide to sign and send in your proxy card, and do not indicate how you want to vote, the Shares represented by your proxy will be voted FOR the approval of the merger and the approval and adoption of the merger agreement and the other transactions contemplated thereby and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines. If your Shares are held by your broker, bank or other nominee, see below.

Q:	How do I vote if I own ADSs?

A:	If you own ADSs as of the close of business on [—], 2012, you cannot attend or vote at the meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying your ADSs) how to vote the Shares underlying your ADSs by completing and signing the enclosed ADS Voting Instruction Card and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS depositary no later than [—] (New York City time) on [—], 2012. The ADS depositary shall endeavor, in so far as practicable, to vote or cause to be voted the number of Shares represented by your ADSs in accordance with your voting instructions. If the ADS depositary timely receives valid voting instructions from an ADS holder which fail to specify the manner in which the ADS depositary is to vote the Shares represented by ADSs held by such ADS holder, such ADS holder will be deemed to have instructed the ADS depositary to vote in favor of the items set forth in the voting instructions. The Company reserves, in its sole discretion, the right under Section 4.07 of the Deposit Agreement, to request the ADS depositary to issue a discretionary proxy in favor of a person to be designated by the Company to vote any Shares represented by ADSs for which the ADS depositary does not timely receive valid voting instructions from the ADS holders as of the close of business on [—], 2012. Under the terms of the Deposit Agreement, no discretionary proxy is to be issued in respect of Shares represented by unvoted ADSs with respect to any matter as to which the Company informs the ADS depositary that there exists substantial opposition or that would have a material adverse impact on the holders of ADSs or on the Company’s shareholders. The ADS depositary will, in accordance with the terms of the Deposit Agreement, rely on the determination by the Company. As of the date hereof, the Company is not aware of any substantial opposition to any matter to be voted on at the extraordinary general meeting and does not believe any such matter will have a material adverse impact on the holders of ADSs or on the Company’s shareholders. Any Shares that are voted by the ADS depositary by a discretionary proxy will be counted towards determining whether the special resolution has passed but not whether the majority of the minority vote requirement has been satisfied. Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs and become a holder of Shares prior to the close of business on [—], 2012. If you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote. If your ADSs are held by your broker, bank or other nominee, see below. If you wish to cancel your ADSs for the purpose of voting Shares, you need to make arrangements to deliver your ADSs to the ADS depositary for cancellation before the close of business in New York City on [—], 2012 together with (i) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of Shares), (ii) payment of the ADS cancellation fees ($0.05 per ADS surrendered for cancellation) and related expenses and taxes (such as stamp taxes and stock transfer taxes), and (iii) a certification that you held the ADSs as of the ADS record date and you have not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled or have given voting instructions to the ADS depositary as to the ADSs being cancelled but undertake not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary bank will arrange for the Hong Kong office of the Hongkong and Shanghai Banking Corp., the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). If after registration of Shares in your name, you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.

Q:	If my Shares or my ADSs are held in a brokerage account, will my broker vote my Shares on my behalf?

A:	Your broker, bank or other nominee will only vote your Shares on your behalf or give voting instructions with respect to the Shares underlying your ADSs if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your Shares or the Shares represented by your ADSs. If you do not instruct your broker, bank or other nominee how to vote your Shares that it holds, either directly or in ADS form, those Shares may not be voted.

Q:	What will happen if I abstain from voting or fail to vote on the proposal to approve and adopt the merger agreement?

A:	If you abstain from voting, fail to cast your vote in person or by proxy or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted; provided, that the Company has informed the ADS depositary that it reserves, in its sole discretion, the right under Section 4.07 of the Deposit Agreement to request the ADS depositary to issue a discretionary proxy in favor of a person to be designated by the Company to vote any Shares represented by ADSs for which the ADS depositary does not timely receive valid voting instructions from the ADS holders as of the close of business on [—], 2012. Under the terms of the Deposit Agreement, no discretionary proxy is to be issued in respect of Shares represented by unvoted ADSs with respect to any matter as to which the Company informs the ADS depositary that there exists substantial opposition or that would have a material adverse impact on the holders of ADSs or on the Company’s shareholders. The ADS depositary will, in accordance with the terms of the Deposit Agreement, rely on the determination by the Company. As of the date hereof, the Company is not aware of any substantial opposition to any matter to be voted on at the extraordinary general meeting and does not believe any such matter will have a material adverse impact on the holders of ADSs or on the Company’s shareholders. Any Shares voted by the ADS depositary at the direction of the Company pursuant to Section 4.07 of the Deposit Agreement will be counted towards determining whether the special resolution has passed but treated as shares not voted for purposes of determining whether the majority of the minority vote requirement is satisfied. Because the majority of the minority vote is based upon the total number of issued and outstanding Shares not owned by Mr. Jianqiu Yu or the Company and its subsidiaries, a failure to vote or an abstention will have the same effect as a vote against the merger agreement.

Q:	May I change my vote?

A:	Holders of Shares may revoke their proxies in one of three ways:

•

First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting at least two hours before the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to Gushan Environmental Energy Limited, at Unit 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

•

Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no less than 48 hours prior to the extraordinary general meeting.

•

Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting.

If a shareholder holds Shares through a broker and has instructed the broker to vote the shareholder’s Shares, the shareholder must follow directions received from the broker to change those instructions.

Holders of our ADSs may revoke their voting instructions by notification to the ADS depositary in writing at any time prior to [—] (New York City time) on [—], 2012. A holder of ADSs can do this in one of two ways:

•	First, a holder of ADSs can revoke its voting instructions by written notice of revocation timely delivered to the ADS depositary.

•	Second, a holder of ADSs can complete, date and submit a new ADS Voting Instruction Card to the ADS depositary bearing a later date than the ADS Voting Instruction Card sought to be revoked.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Q:	Should I send in my share certificates or my ADRs now?

A:	No. After the merger is completed, you will be sent a letter of transmittal with detailed written instructions for exchanging your share certificates or your ADRs for the merger consideration. If your Shares or your ADSs are held in “street name” by your broker, bank or other nominee you will receive instructions from your broker, bank or other nominee as to how to effect the surrender of your share certificates or ADSs in exchange for the merger consideration. Please do not send your certificates in now.

All holders of uncertificated Shares and uncertificated ADSs (i.e., holders whose Shares or ADSs are held in book entry form) will automatically receive their cash consideration shortly after the merger is completed without any further action required on the part of such holders.

Similarly, you should not send in the ADRs that represent your ADSs at this time. Promptly after the merger is completed, the ADS depositary will call for the surrender of all ADSs for delivery of the merger consideration. ADS owners will be receiving a notice from the ADS depositary relating to the foregoing.

Q:	What happens if I sell my Shares or ADSs before the extraordinary general meeting?

A:	The record date for voting at the extraordinary general meeting is earlier than the date of the extraordinary general meeting and the date that the merger is expected to be completed. If you transfer your Shares after the record date for voting but before the extraordinary general meeting, you will retain your right to vote at the extraordinary general meeting unless you have given, and not revoked, a proxy to your purchaser, but will transfer the right to receive the per Share merger consideration of $0.162 in cash without interest to the person to whom you transfer your Shares, so long as such person is registered as the owner of such Shares when the merger is completed. In such case, your vote is still very important and you are encouraged to vote.

The record date of ADSs for the extraordinary general meeting is [—], 2012. If you transfer your ADSs after the ADS record date but before the extraordinary general meeting, you will retain your right to instruct the ADS depositary to vote at the extraordinary general meeting, but will transfer the right to receive the per ADS merger consideration of $1.62 in cash, without interest (less $0.05 per ADS cancellation fees payable by holders of ADSs pursuant to the Deposit Agreement), to the person to whom you transfer your ADSs, so long as such person owns such ADSs when the merger is completed.

Q:	Do shareholders have appraisal rights?

A:	Yes. Shareholders who continue to hold their Shares until the consummation of the merger will have the right to seek appraisal and payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote is taken, a written objection to the merger and they subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of appraisal rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you did not exercise appraisal rights with respect to your Shares.

ADS holders will not have the right to seek appraisal and payment of the fair value of the Shares underlying their ADSs. The ADS depositary will not attempt to perfect any appraisal rights with respect to any of the Shares that it holds, even if an ADS holder requests the ADS depositary to do so. ADS holders wishing to exercise appraisal rights must surrender their ADSs to the ADS depositary, pay the ADS depositary’s fees required for such surrender, provide instructions for the registration of the corresponding Shares, and certify that they have not given, and will not give, voting instructions as to the ADSs (or alternatively, they will not vote the Shares) before the close of business in New York City on [—], and become registered holders of Shares by [—], 2012. Thereafter, such former ADS holders must comply with the procedures and requirements for exercising dissenter and appraisal rights with respect to the Shares under Section 238 of the Cayman Companies Law.

Holders of options to purchase Shares pursuant to the share option scheme wishing to exercise appraisal rights must exercise their options and become holders of Shares by [—], 2012. Thereafter, such former holders of options must comply with the procedures and requirements for exercising appraisal rights with respect to the Shares under Section 238 of the Cayman Companies Law. If holders of options to purchase Shares exercise their options prior to the closing of the merger but after [—], 2012, they will not be entitled to exercise appraisal rights in connection with the merger but will receive the merger consideration if the merger is consummated.

We encourage you to read the section of this proxy statement entitled “Appraisal Rights” beginning on page — as well as “Annex C—Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961) as amended and revised of the Cayman Islands” to this proxy statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your appraisal rights.

Q:	If I own ADSs and seek to perfect appraisal rights, how do I convert my ADSs to Shares, and when is the deadline for completing the conversion of ADSs to Shares?

A:	If you own ADSs and wish to exercise appraisal rights, you must surrender your ADSs at the ADS depositary’s office at 101 Barclay Street, 22nd Floor New York, NY 10286, U.S.A. Upon payment of its fees, including the applicable ADS cancellation fee of $0.05 per ADS surrendered for cancellation, and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees by the ADS holder, and a certification that you have not given, and will not give, voting instructions to the ADS depositary in respect of the ADSs being cancelled (or alternatively, that you will not vote the Shares) the ADS depositary will transfer the Shares and any other deposited securities underlying the ADSs to such ADS holder or a person designated by such ADS holder.

The deadline for surrendering ADSs to the ADS depositary for these purposes is [—], 2012.

You must become a registered holder of your shares and lodge a written notice of objection to the plan of merger prior to the extraordinary general meeting.

Q:	Will any proxy solicitors be used in connection with the extraordinary general meeting?

A:	Yes. To assist in the solicitation of proxies, the Company has engaged MacKenzie Partners, Inc. as its proxy solicitor.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger or if you need additional copies of this proxy statement or the enclosed proxy card, you should contact MacKenzie Partners, Inc. our proxy solicitor, toll free at (800) 322-2885 (or (212) 929-5500 outside of the United States).

Q:	Do any of the Company’s directors or executive officers have interests in the merger that may differ from those of other shareholders?

A:	Yes. Other interests of Mr. Jianqiu Yu, the Company’s principal executive officer and chairman of our board of directors and our other directors and executive officers, include: (i) the ownership of all of the equity interests in Parent by Mr. Jianqiu Yu; (ii) the potential enhancement or decline of share value for Parent, of which Mr. Jianqiu Yu will be the sole owner, as a result of the merger and future performance of the surviving company; (iii) continued indemnification and advancement rights and procurement of directors and officers liability insurance by the surviving company to former directors and officers of the Company; (iv) the compensation of members of the special committee of our board of directors in exchange for their services in such capacity in an amount equal to $9,000 for the chairman and $7,000 for each other member of the special committee; and (v) the continuation of service of the executive officers of the Company with the surviving company in positions that are substantially similar to their current positions and Parent’s obligation in the merger agreement to maintain each employee’s compensation and benefits at the time of the merger at a level no less favorable for one year after closing, subject to market adjustments in the ordinary course. See “Special Factors—Interests of Certain Persons in the Merger” beginning on page 47 for a more detailed discussion of how some of our Company’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of our shareholders generally.

Q:	How will our directors and executive officers vote on the proposal to approve and adopt the merger agreement?

A:	Pursuant to the merger agreement, Mr. Jianqiu Yu agreed to vote all of the Shares beneficially owned by him in favor of the approval and adoption of the merger agreement. As of [—], 2012, the Share record date for the extraordinary general meeting, Mr. Jianqiu Yu beneficially owns, in the aggregate, [66,442,578] Shares of the Company, representing approximately 34.3% of the outstanding Shares of the Company. It is expected that all of the directors and executive officers of the Company, other than Mr. Jianqiu Yu, will vote their shares in favor of the approval and adoption of the merger agreement, although none of them has entered into any agreement requiring them to do so.

SPECIAL FACTORS

Background of the Proposed Merger

Our board of directors and senior management periodically review the Company’s long-term strategic plans with the goal of enhancing shareholder value. As part of this ongoing process, our board of directors and senior management, from time to time, have considered strategic alternatives that may be available to the Company. However, as described below, neither the special committee nor our board of directors considered any alternative transactions in connection with the evaluation of the merger, given Mr. Jianqiu Yu’s beneficial ownership of approximately 34.8% of the total outstanding Shares (as of February 24, 2012) and his stated unwillingness to engage in any alternative transaction other than as a buyer.

On January 17, 2012, Mr. Jianqiu Yu indicated to Mr. Kwong, the President of the Company, that he was exploring the possibility of a going private transaction. A brief discussion ensued regarding how such a transaction would be implemented and its impact on the Company. No details regarding the terms or the timing of the possible transaction were discussed.

On January 18, 2012, Mr. Kwong contacted the Singapore office of Sidley Austin LLP, U.S. legal counsel to the Company (“Sidley Singapore”), and requested general information regarding going private transactions. On January 22, 2012, Sidley Singapore provided Mr. Kwong a presentation regarding going private transactions generally. On January 22, 2012, Mr. Kwong forwarded this presentation to Mr. Jianqiu Yu.

On February 7, 2012, Mr. Jianqiu Yu contacted the Shanghai Office of Sidley Austin LLP (“Sidley Shanghai”) and expressed interest in consulting Sidley Shanghai about the feasibility of a possible going private transaction with respect to the Company.

Between February 16 and February 20, 2012, Mr. Jianqiu Yu held preliminary discussions with representatives of Sidley Shanghai to discuss the proposed timing of an offer to be made by Mr. Jianqiu Yu to the board of directors of the Company in respect of a possible going private transaction, the proposed schedule for executing such a transaction, the financing to fund such a transaction and the SEC filings required in connection with such a transaction.

On February 23, 2012, Mr. Jianqiu Yu formally executed an engagement letter with Sidley Shanghai, appointing Sidley Shanghai as his U.S. legal advisor in connection with a possible going private transaction with the Company.

On February 24, 2012, the board of directors of the Company received a preliminary, non-binding proposal letter (the “Offer Letter”) from Mr. Jianqiu Yu to acquire all of the outstanding ordinary shares of the Company not currently owned, legally or beneficially, by Mr. Jianqiu Yu, for $1.599 per ADS, or $0.1599 per ordinary share, in cash. In the Offer Letter, Mr. Jianqiu Yu, among other things: (a) outlined his intention to move expeditiously to complete the proposed transaction as soon as practicable, (b) stated his expectations that the transaction would be financed with his own funds but could be supplemented by debt financing, and (c) indicated his understanding that the independent members of the board of directors of the Company would consider the proposed transaction. Mr. Jianqiu Yu also stated in the Offer Letter that he did not intend to sell his stake in the Company to a third party.

As a result, on February 24, 2012, the board of directors held a telephonic meeting at which Sidley Singapore and Conyers Dill & Pearman, special Cayman Islands legal counsel to the Company (“Conyers”), gave a presentation to the Board with respect to certain key aspects of going private transactions. Thereafter, the board of directors of the Company determined that it was in the best interests of the Company to form the special committee, consisting of the board’s three independent non-executive directors, Mr. Donming Zhang, Mr. Kang Nam Chu, and Mr. Denny Ting Bun Lee (to serve as the chairman of the special committee), to evaluate Mr. Jianqiu Yu’s offer and other strategic alternatives for the Company. Our board of directors delegated full power and authority to the special committee in connection with its evaluation of the offer from Mr. Jianqiu Yu, including the full power and authority to: (a) review, evaluate and negotiate the terms of the offer from Mr. Jianqiu Yu or any alternative transaction, including negotiating a definitive agreement or agreements; (b) advise the board of directors of the Company and the Company whether the offer from Mr. Jianqiu Yu or any alternative transaction was advisable and fair to, and in the best interests of, the Company and its shareholders (or any subset of the shareholders of the Company that the special committee determined to be appropriate); and (c) reject or approve the offer from Mr. Jianqiu Yu or any alternative transaction, or recommend rejection or approval of the offer from Mr. Jianqiu Yu or any alternative transaction to our board of directors. Mr. Jianqiu Yu did not participate in this meeting of the Board.

On February 24, 2012, the Company issued a press release regarding its receipt of the Offer Letter and the proposed transaction, and furnished the press release as an exhibit to a Current Report on Form 6-K.

The special committee was aware of the potential conflict of interest involved in the selection of Sidley Shanghai to represent Mr. Jianqiu Yu in connection with the potential transaction given Sidley Singapore’s historical role as counsel to the Company. The special committee elected not to take any action with respect to the potential conflict in light of the fact that (a) Sidley Austin LLP informed the special committee that it would establish an ethical wall between its two offices, (b) based on Sidley Austin LLP’s reputation and past experience with the Company, the special committee believed that Sidley Austin LLP would respect the ethical wall, (c) Sidley Shanghai had not previously represented the Company prior to this transaction, and (d) Sidley Singapore’s role in connection with the transaction was limited to working at the direction of the Company’s management to respond to factual, Company-specific informational requests from the special committee and its advisors and not to negotiate any terms of the transaction.

Thereafter, the special committee interviewed several financial advisors and law firms to serve as independent financial advisor and legal advisor to the special committee. On February 27, 2012, the special committee decided to retain Piper Jaffray as its financial advisor, Akin Gump Strauss Hauer & Feld LLP (“Akin Gump”) as its special U.S. legal counsel, and Walkers as its special Cayman Islands legal counsel. Since acting as co-manager in connection with the Company’s initial public offering in 2007, Piper Jaffray had not had any past contact with the Company prior to its engagement in connection with this transaction and was hired for its mergers and acquisitions experience and knowledge of the Company’s industry.

On February 27, 2012, at the special committee’s organizational meeting, representatives of Akin Gump advised the special committee of the key issues and implications with respect to a Rule 13e-3 going-private transaction under the U.S. securities laws, including the special committee’s evaluation of the fairness of the transaction to the unaffiliated shareholders, and advised the special committee to ensure that it engaged in a process free of influence from Mr. Jianqiu Yu or Company management. Representatives of Walkers advised the special committee regarding the statutory merger requirements under Cayman Islands laws and the directors’ fiduciary duties under Cayman Islands laws. Also at the meeting, representatives of Piper Jaffray presented to the special committee a summary of the key steps to be taken in connection with evaluating the proposed transaction. At the meeting, the special committee and representatives of Akin Gump reviewed the Offer Letter. Representatives of Akin Gump advised the members of the special committee that they should only substantively engage with Mr. Jianqiu Yu if the special committee determined to do so following its review of Mr. Jianqiu Yu’s proposal, as assisted by the special committee’s financial and legal advisors. Representatives of Akin Gump also highlighted to the special committee that in the Offer Letter Mr. Jianqiu Yu specifically stated that he had no intention of selling his ownership interest in the Company, which may have the effect of eliminating the possibility of a third party proposing an alternative transaction given Mr. Jianqiu Yu’s beneficial ownership of approximately 34.8% of the total outstanding Shares (as of February 24, 2012).

On February 28, 2012, representatives of Akin Gump and Mr. Jianqiu Yu’s counsel, Sidley Shanghai, had a telephonic meeting in which Akin Gump indicated that the special committee would be unable to adequately consider the proposal described in the Offer Letter, including the proposed purchase price per ADS, until (a) Piper Jaffray had performed additional analysis with respect to the Company and Mr. Jianqiu Yu’s offer and (b) the Special Committee and its advisors had an opportunity to review all of its material terms of Mr. Jianqiu Yu’s offer, including receiving a draft merger agreement.

On March 1, 2012, with the permission of the special committee, Piper Jaffray provided its due diligence request list to the Company. Piper Jaffray subsequently commenced due diligence on March 2, 2012.

In early March, the special committee, through its advisors, asked Mr. Jianqiu Yu, through his advisors, if he would be unwilling to sell his Shares at any price or in any transaction other than the one proposed in his Offer Letter. Mr. Jianqiu Yu’s advisors confirmed that Mr. Jianqiu Yu would only participate in a transaction with the Company as a buyer.

On March 5, 2012, the special committee held a telephonic meeting with representatives of Akin Gump, Piper Jaffray and Walkers. At this meeting, the special committee and representatives of Akin Gump, Piper Jaffray and Walkers discussed, among other things, the events that had occurred since the delivery of the Offer Letter to the Company. Representatives of Walkers discussed the generally applicable fiduciary duties of the special committee and certain specific matters to be considered in connection with their consideration of the proposal described in the Offer Letter. Also at this meeting, the special committee and its advisors discussed the fact that Mr. Jianqiu Yu was unwilling to participate in any transaction except as a buyer, and together with his beneficial ownership of approximately 34.8% of the total outstanding Shares (as of February 24, 2012) and his importance to the Company’s business as chairman of the board of directors and principal executive officer, the special committee determined that pursuing an alternative transaction was not practical.

On March 9, 2012, the Company issued a press release stating that each of Akin Gump, Piper Jaffray and Walkers had been retained as financial or legal advisor to the special committee to assist in evaluating the proposal set forth in the Offer Letter and furnished the press release as an exhibit to a Current Report on Form 6-K.

On March 15, 2012, the special committee held a telephonic meeting with representatives of Akin Gump, Piper Jaffray and Walkers. At this meeting, representatives of Piper Jaffray summarized the key steps taken by Piper Jaffray since the March 5, 2012, meeting of the special committee, including the completion of its site visits to Company plants and offices. Representatives of Akin Gump apprised the special committee of the current status of the legal process of Mr. Jianqiu Yu’s proposal. Representatives of Piper Jaffray informed the special committee that they were working with the Company and its auditors to obtain the remaining information that it required to complete its initial analysis.

On April 13, 2012, Sidley Shanghai on behalf of Mr. Jianqiu Yu provided a draft of the merger agreement with respect to the proposed transaction to the special committee and its advisors.

On April 24, 2012, representatives of Akin Gump and Sidley Shanghai had a telephonic meeting in which Akin Gump sought clarification on certain legal issues under the draft merger agreement, regarding, among other things, whether Mr. Jianqiu Yu would personally guarantee certain of the obligations of Parent and Merger Sub, the voting threshold proposed in the draft merger agreement, and the parties’ termination rights.

On April 24, the special committee asked the Company’s senior executives (other than Mr. Jianqiu Yu) and accounting personnel to review the draft merger agreement with respect to factual information regarding the representations and warranties of the Company, pre-closing covenants, the impact of the merger on the Company’s outstanding earn-out arrangements and the mechanics of the Company’s share option scheme, which information was not available to the special committee except through management. Management then requested that Sidley Singapore assist with the same.

On April 26, 2012, Sidley Singapore provided Akin Gump with comments from the Company’s management (excluding Mr. Jianqiu Yu) on the draft merger agreement based on the Company management’s review of the agreement.

On May 8, 2012, the special committee held a telephonic meeting with representatives of Akin Gump and Piper Jaffray. At this meeting, representatives of Piper Jaffray summarized the key steps taken by Piper Jaffray since the last meeting of the special committee. Representatives of Piper Jaffray further indicated that it was continuing to work with the Company to obtain all of the remaining information it needed to complete its analysis of Mr. Jianqiu Yu’s offer. Representatives of Piper Jaffray then led the special committee in a discussion concerning the price offered by Mr. Jianqiu Yu for the Shares. The special committee and its advisors then discussed the key terms of the draft merger agreement and the proposed position of the special committee as to those terms. The special committee and its advisors further discussed (a) the offer price, (b) whether the obligations of Parent and Merger Sub under the merger agreement would be guaranteed by Mr. Jianqiu Yu, (c) the circumstances in which each party would be entitled to terminate the merger agreement and the triggering events for the termination fee and the reverse termination fee, (d) the special committee’s rights and limitations in dealing with third-party competing proposals, (e) whether requesting a “majority of the minority” voting provision would ensure a meaningful shareholder vote, and (f) the fact that Mr. Jianqiu Yu’s ownership of approximately 34.8% of the total outstanding Shares (as of February 24, 2012) meant that no alternative transaction could go forward without the support of Mr. Jianqui Yu, who had previously stated on several occasions, including the Offer Letter, that he would not consider any transaction other than the proposed transaction. After a lengthy discussion in which representatives of Piper Jaffray and Akin Gump answered questions posed by the special committee, the special committee instructed Piper Jaffray and Akin Gump to engage in financial and legal negotiations with Mr. Jianqui Yu in connection with the proposed transaction. The special committee also instructed Piper Jaffray and Akin Gump to convey the special committee’s position to Mr. Jianqui Yu for a meaningful increase in the per share merger consideration coupled with a “majority of the minority” voting provision.

On May 8, 2012, Akin Gump provided a revised draft of the merger agreement to Sidley Shanghai reflecting the special committee’s positions including, among other things, a proposed guarantee of the obligations of Parent and Merger Sub under the merger agreement by Mr. Jianqiu Yu and a “majority of the minority” voting provision.

On May 9, 2012, representatives of Piper Jaffray, Akin Gump, Walkers, the Company and Sidley Shanghai held a telephonic meeting to discuss the proposed transaction, including certain key terms proposed by the special committee in the draft merger agreement. The parties discussed the justification for the requested price increase and the “majority of the minority” voting provision. Representatives of Akin Gump suggested that requiring an unwaivable “majority of the minority” voting provision would ensure a meaningful shareholder vote. Representatives of Sidley Shanghai agreed to discuss the issues raised with Mr. Jianqiu Yu.

On May 15, 2012, the Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2011.

On May 17, 2012, representatives of Mr. Jianqui Yu informed Piper Jaffray that Mr. Jianqui Yu had made a “final and best” offer of $0.162 per Share and $1.62 per ADS and accepted the addition of the “majority of the minority” voting provision. Piper Jaffray relayed this revised offer to the special committee later that day.

On May 18, 2012, Sidley Shanghai circulated a revised draft of the merger agreement to all relevant parties which proposed, among other things, an increase of the purchase price per ADS from $1.599 to $1.62, included a “majority of the minority” voting provision and added Mr. Jianqiu Yu as a party to the merger agreement to pay the termination fee and expense reimbursement obligations of Parent and Merger Sub, if requested to pay by the Company. The revised draft of the merger agreement also confirmed that Mr. Jianqiu Yu would not require debt financing in order to close the proposed transaction.

On May 21, 2012, representatives of Piper Jaffray, Akin Gump, Walkers, the Company, Sidley Shanghai, Sidley Singapore and Conyers held a telephonic meeting to discuss the proposed transaction, including the certain key terms listed above proposed by Mr. Jianqiu Yu in the latest draft merger agreement.

During the week of May 21, 2012, and the week of May 28, 2012, legal advisors to the Company, Mr. Jianqiu Yu and the special committee held telephonic meetings and exchanged drafts of the merger agreement in order to finalize the terms of the merger agreement, specifically with respect to how the Company’s share option scheme and obtaining consents from option holders would be treated in the merger agreement and the delayed closing mechanic described in “The Merger Agreement—Treatment of Options” beginning on page 62.

On June 2, 2012, a telephonic meeting of the special committee was held with representatives of Akin Gump, Piper Jaffray and Walkers. Representatives of Piper Jaffray reviewed and discussed with the special committee its financial analyses with respect to the Company and the transaction proposed by Mr. Jianqiu Yu to acquire the Shares at a purchase price of $0.162 per Share and $1.62 per ADS. At the request of the special committee, Piper Jaffray then rendered its oral opinion to the special committee (which was subsequently confirmed in writing by delivery of its written opinion to the special committee dated the same date) to the effect that, as of June 2, 2012, and based upon and subject to the factors, limitations and assumptions set forth in its written opinion, the $0.162 per Share and $1.62 per ADS merger consideration to be received by holders of the Shares and ADSs (other than holders of Excluded Shares) was fair, from a financial point of view, to such holders. Please see “—Opinion of the Special Committee’s Financial Advisor” beginning on page 36 for additional information regarding the financial analyses performed by Piper Jaffray and the opinion rendered by Piper Jaffray to the special committee. The full text of the written opinion of Piper Jaffray to the special committee, dated June 2, 2012, is attached as Annex B to this proxy statement.

There then was a discussion of the special committee’s fiduciary duties under Cayman Islands law led by representatives of Walkers. The special committee noted that the Offer Letter was publicly announced on February 24, 2012, and since that date no other party contacted the Company, the special committee or the special committee’s advisors to express an interest in engaging in a transaction with the Company. Representatives of Akin Gump then reviewed the terms of the draft merger agreement with the special committee, including the addition of Mr. Jianqiu Yu as a party, and the inclusion of a “majority of the minority” voting provision and the circumstances in which the parties were permitted to terminate the merger agreement and, if applicable, when the Company or Parent would be required to pay a termination fee or provide expense reimbursement in connection with such termination. Following a comprehensive and detailed discussion of the updated terms of the draft merger agreement, as well as Piper Jaffray’s financial presentation and opinion, the special committee concluded that the transaction was in the best interests of the Company and its unaffiliated shareholders in the absence of any formal sale process and unanimously resolved to recommend that the board of directors of the Company approve the proposed merger agreement and the transactions contemplated by the merger agreement, including the merger.

Following the meeting of the special committee, based upon the unanimous recommendation of the special committee, our entire board of directors met on June 4, 2012, and unanimously adopted resolutions approving the terms of the proposed merger agreement and the transactions contemplated by the merger agreement, including the merger, and unanimously adopted resolutions recommending that the Company’s shareholders vote for the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger. Please see “—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors” beginning on page 26 for a description of the resolutions of our board of directors at this meeting.

On June 4, 2012, Parent, Merger Sub and the Company executed the merger agreement. Prior to the opening of the U.S. financial markets on June 4, 2012, the Company issued a press release announcing the execution of the merger agreement and furnished this press release and the merger agreement as exhibits to its Current Report on Form 6-K on the same date.

Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors

Our board of directors, acting upon the unanimous recommendation of the special committee, which special committee acted with the advice and assistance of our management (other than Mr. Jianqiu Yu, chairman of our board of directors and our principal executive officer), and its financial and legal advisors, evaluated the proposed merger, including the terms and conditions of the merger agreement.

At a meeting on June 2, 2012, the special committee unanimously recommended that our board of directors adopt resolutions that:

•

determine that the merger, on the terms and subject to the consideration set forth in the merger agreement, is in the best interests of the Company and its unaffiliated shareholders, and declare it advisable to enter into the merger agreement;

•	approve the execution, delivery and performance by the Company of the merger agreement and the consummation of the transactions contemplated thereby, including the merger; and

•	recommend the approval of the merger agreement by the holders of the Shares.

On June 4, 2012, our board of directors unanimously approved the resolutions recommended by the special committee.

In the course of reaching their respective determinations, the special committee and our board of directors considered the following substantive factors and potential benefits of the merger, each of which the special committee and our board of directors believed supported their respective decisions, but which are not listed in any relative order of importance:

•

our board of directors’ knowledge of our business, financial condition, results of operations, prospects and competitive position, which informed and supported its evaluation of the Company’s business and Mr. Jianqui Yu’s offer and its belief that the merger is more favorable to our unaffiliated shareholders and ADS holders than any other alternative reasonably available to the Company and our unaffiliated shareholders and ADS holders, including the alternative of remaining a publicly-traded company, which made the transaction desirable at this time, as compared with other times since the Company’s initial public offering in 2007;

•

our board of directors’ recognition of the challenges to our efforts to increase shareholder value as an independent publicly-traded company, including competition from companies with substantially greater resources than we currently have, the continued suspension of substantially all of the Company’s biodiesel production, due primarily to the continued shortage of raw materials, and reduced demand for the Company’s products due to a slowing PRC economy, which made the transaction desirable at this time, as compared with other times since the Company’s initial public offering in 2007;

•

global economic conditions since the second half of 2008, which have resulted in reduced liquidity, greater volatility, widening of credit spreads, lack of price transparency in credit markets, a reduction in available financing and lack of market confidence, and that the uncertainty and volatility of credit and capital markets and the overall slowdown in the PRC economy may have an adverse effect on our business and our financial statements;

•

estimated forecasts of our future financial performance prepared by our management, together with our management’s view of our financial condition, results of operations, business, prospects and competitive position, indicating that the Company may face uncertain business conditions and fierce competition in the PRC which made the transaction desirable at this time, as compared with other time, since the Company’s initial public offering in 2007;

•	the limited trading volume of our ADSs on the NYSE;

•

the belief of the special committee based on its experience and discussions with Akin Gump, which has experience in similar transactions, that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

•

the all-cash merger consideration, which will allow our unaffiliated shareholders and ADS holders to immediately realize a fixed amount of cash for their investment, which amount the special committee and the board of directors believe to be fair to the Company’s unaffiliated shareholders and ADS holders;

•

the current and historical market prices of our ADSs, including the fact that the merger consideration offered to our unaffiliated shareholders and ADS holders represents a (i) 31.71% premium to the closing price of our ADSs on February 23, 2012, the trading day immediately prior to the publicly announced going private transaction proposal, (ii) 78.02% premium over the closing price of $0.91 per ADS on June 1, 2012, the last trading day before the merger agreement was signed and (iii) 25.78% premium over the 30-day volume weighted average price as quoted by Bloomberg L.P. on February 23, 2012, the last trading day prior to the Company’s announcement on February 24, 2012, that it had received a “going private” proposal;

•

the possibility that it could take a considerable period of time before the trading price of the Shares would reach and sustain at least the per Share merger consideration of $0.162, as adjusted for present value in light of our board of director’s recognition of the challenges to the Company’s efforts to increase shareholder value as an independent publicly traded company and taking into consideration Company management’s outlook for the business as set forth in its projected financial information;

•	the negotiations with respect to the merger consideration that led to an increase in the per Share merger consideration contained in the original proposal from $0.1599 per Share to $0.162 per Share;

•	the likelihood that the merger would be completed based on (not in any relative order of importance):

•	the absence of a financing condition in the merger agreement;

•	the likelihood and anticipated timing of completing the proposed merger in light of the scope of the conditions to completion, including the absence of required regulatory approvals;

•

the fact the merger agreement provides that, in the event of a failure of the merger to be consummated under certain circumstances, Parent will pay the Company a $500,000 termination fee, as applicable, and that, if requested by the Company, Mr. Jianqiu Yu is obligated to make such payment; and

•

the Company’s ability, under certain circumstances pursuant to the merger agreement, to seek specific performance to prevent breaches of the merger agreement and to enforce specifically the terms of the merger agreement.

•

following its formation, the special committee’s independent control of the sale process with the advice and assistance of Piper Jaffray and Akin Gump, as its financial and legal advisors, respectively, reporting solely to the special committee;

•

our ability, subject to compliance with the terms and conditions of the merger agreement, to terminate the merger agreement prior to the completion of the merger in order to accept an alternative transaction proposed by a third party that is a “superior proposal” (as defined in the merger agreement and further explained under “Merger Agreement—No Solicitation of Company Acquisition Proposals” below);

•

our ability, under certain circumstances, based upon the unanimous recommendation of the special committee, to change, withhold, withdraw, qualify or modify our recommendation that our shareholders vote to approve and adopt the merger agreement;

•

while Mr. Jianqiu Yu, as the chairman of the board of directors of the Company, may still convene a shareholders’ meeting to vote on the merger agreement despite the board of directors’ right to modify its recommendation of the merger, the merger agreement is subject to the “majority of the minority” vote requirement, and as such the Company’s unaffiliated shareholders will have a meaningful opportunity to consider and vote upon the approval and adoption of the merger agreement;

•

the financial analysis reviewed by Piper Jaffray with the special committee, and the oral opinion to the special committee (which was confirmed in writing by delivery of Piper Jaffray’s written opinion dated June 2, 2012), as to the fairness, from a financial point of view, of the $0.162 per Share merger consideration and the $1.62 per ADS merger consideration to be received by holders of the Shares and the ADSs (other than holders of the Excluded Shares) in the merger, as of June 2, 2012, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Piper Jaffray in preparing its opinion. The special committee was aware that Piper Jaffray, in connection with its financial analysis, had omitted the Price/LTM Earnings ratios for the Company and certain other companies and transactions in its Selected Public Company Analysis and Selected Precedent Transaction Analysis since they represented negative values and as a result were determined by Piper Jaffray not to be meaningful. The omission of these ratios had no impact on the special committee’s consideration of Piper Jaffray’s opinion or the special committee’s determination that the merger was fair to the Company’s unaffiliated shareholders. See “Special Factors—Opinion of Special Committee’s Financial Advisor”;

•

the consideration and negotiation of the merger agreement was conducted entirely under the oversight of the members of the special committee, which consists of three independent directors, each of whom is an outside, non-employee director, and that no limitations were placed on the special committee’s authority; and

•

the special committee’s belief that it was unlikely that any transaction with a third party could be consummated at this time in light of Mr. Jianqiu Yu’s express intention not to sell his shares to any third party.

In addition, the special committee and our board of directors believed that sufficient procedural safeguards were and are present to ensure that the merger is procedurally fair to our unaffiliated shareholders and ADS holders and to permit the special committee and our board of directors to represent effectively the interests of such unaffiliated shareholders and ADS holders. These procedural safeguards, which are not listed in any relative order of importance, are discussed below:

•

in considering the transaction with the Buyer Filing Persons, the special committee acted to represent solely the interests of the unaffiliated shareholders and ADS holders, and the special committee had independent control of the negotiations with the Buyer Filing Persons’ advisors on behalf of such unaffiliated shareholders and ADS holders;

•

all of the directors serving on the special committee during the entire process are independent directors and free from any affiliation with any of the Buyer Filing Persons. In addition, none of such directors is or ever was an employee of the Company or any of its subsidiaries or affiliates;

•

the fact that, other than their receipt of board and special committee compensation (which are not contingent upon the consummation of the merger or the special committee’s or board’s recommendation of the merger) and their indemnification and liability insurance rights under the merger agreement, members of the special committee do not have interests in the merger different from, or in addition to, those of the Company’s unaffiliated shareholders and ADS holders;

•

the special committee was assisted in negotiations with the Buyer Filing Persons and in its evaluation of the proposed merger by Piper Jaffray and Akin Gump, its financial and legal advisors, respectively;

•	Akin Gump had not previously represented the Company before being engaged on March 9, 2012, and has never represented any of the Buyer Filing Persons;

•

the special committee was empowered to consider, attend to and take any and all actions in connection with the written proposal from Mr. Jianqiu Yu and the transactions contemplated thereby from the date the committee was established, and no evaluation, negotiation, or response regarding the transaction or any documentation in connection therewith from that date forward was considered by our board of directors for approval unless the special committee had recommended such action to our board of directors;

•

the terms and conditions of the merger agreement were the product of negotiations between the special committee and its advisors, on the one hand, and the Buyer Filing Persons and their advisors, on the other hand;

•	the special committee had the authority to reject the terms of any strategic transaction, including the merger;

•	the special committee met regularly to consider and review the proposed merger;

•	the recognition by the special committee and our board of directors that it had no obligation to recommend the approval of the merger proposal from the Buyer Filing Persons or any other transaction;

•

the recognition by the special committee and our board of directors that, under the terms of the merger agreement, it has the ability to consider any acquisition proposal reasonably likely to lead to a superior proposal until the date our shareholders vote upon and approve the merger agreement;

•

ability of the Company to terminate the merger agreement prior to the receipt of shareholder approval if our board of directors determines (upon recommendation of the special committee) in its good faith judgment that failure to do so would be inconsistent with its fiduciary duties, subject to compliance with the terms and conditions of the merger agreement;

•	the ability of the Company to terminate the merger agreement upon acceptance of a superior proposal; and

•

the availability of appraisal rights to the unaffiliated shareholders (and any ADS holder who elects to first exchange his or her ADSs for the underlying Shares) who comply with all of the required procedures under the Cayman Companies Law for exercising dissenters’ and appraisal rights, which allow such holders to seek appraisal of the fair value of their Shares as determined by the Grand Court of the Cayman Islands.

The special committee and board of directors also considered a variety of potentially negative factors discussed below concerning the merger agreement and the merger, which are not listed in any relative order of importance:

•

the fact that the Company’s shareholders, other than Mr. Jianqiu Yu, will have no ongoing equity participation in the Company following the merger, and that the Company’s shareholders will cease to participate in our future earnings or growth, if any, or to benefit from increases, if any, in the value of the Company’s Shares, and will not participate in any potential future sale of the Company to a third party or any potential recapitalization of the Company which could include a dividend to shareholders;

•

that due to the unwillingness of Mr. Jianqiu Yu to consider any other transaction involving a sale of the Company, there was no reason to contact, and in light thereof no attempt was made to contact, third parties who might otherwise consider an acquisition of the Company. The special committee recognized that it was possible that a sale process open to all possible bidders might result in a higher sale price than the cash consideration payable in the merger;

•

the possibility that Mr. Jianqiu Yu and the other Buyer Filing Persons could sell some or all of the Company following the merger to one or more purchasers at a valuation higher than that being paid in the merger, although none of the filing persons is presently aware of any plans of Mr. Jianqiu Yu or any other Buyer Filing Persons to engage in any such sale transaction;

•

the restrictions on the conduct of the Company’s business prior to the completion of the proposed merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending completion of the proposed merger;

•

the risks and costs to the Company if the proposed merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

•

that the Company will be required to, under certain circumstances, pay Parent a termination fee of $500,000 and reimburse Parent’s expenses (up to $500,000), in connection with the termination of the merger agreement;

•

the fact that Parent and Merger Sub are newly formed corporations with essentially no assets and that the Company’s remedy in the event of breach of the merger agreement by Parent or Merger Sub may be limited to receipt of a reverse termination fee of $500,000 and reimbursement of the Company’s expenses (up to $500,000), and under certain circumstances the Company may not be entitled to a reverse termination fee if the merger is not consummated;

•

the terms of Mr. Jianqiu Yu’s participation in the merger and the fact that Mr. Jianqiu Yu may have interests in the transaction that are different from, or in addition to, those of our unaffiliated shareholders and ADS holders; see the section captioned “Special Factors—Interests of Certain Persons in the Merger”;

•

the possibility that the merger might not be consummated and the negative impact of a public announcement of the merger on our sales and operating results and our ability to attract and retain key management and other personnel;

•

the taxability of an all cash transaction to our unaffiliated shareholders and ADS holders who are U.S. Holders for U.S. federal income tax purposes (as defined under “Material U.S. Federal Income Tax Consequences”); and

•

the possibility that Parent and Merger Sub may be unable to complete the merger, including if Parent and Merger Sub are unable to obtain sufficient financing to complete the merger despite their compliance with their financing obligations set forth in the merger agreement.

The foregoing discussion of information and factors considered by the special committee and our board of directors is not intended to be exhaustive, but includes all of the material factors considered by the special committee and our board of directors. In view of the wide variety of factors considered by the special committee and our board of directors, neither the special committee nor our board of directors found it practicable to, and neither did quantify or otherwise assign relative weights to the foregoing factors in reaching its conclusion. In addition, individual members of the special committee and our board of directors may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The special committee recommended that our board of directors approve, and our board of directors approved, the merger agreement based upon the totality of the information presented to and considered by it.

In the course of reaching its determination and recommendation regarding the fairness of the merger and its decision to recommend to the board of directors that it approves the merger, the special committee considered valuation analyses presented by Piper Jaffray related to the going concern value of the Company. These analyses included, among others, a selected public companies analysis, a discounted cash flow analysis and a selected precedent transaction analysis. These analyses are summarized under “Special Factors—Opinion of the Special Committee’s Financial Advisor.” Each of the special committee and our board of directors expressly adopted the analyses and the opinion of Piper Jaffray, among other factors considered, in reaching its determination as to the fairness of the transactions contemplated by the merger agreement.

Neither the special committee nor our board of directors considered the liquidation value of Company’s assets because it considers the Company to be a viable going concern business where value is derived from cash flows generated from its continuing operations. In addition, the special committee and the board of directors believe that the value of the Company’s assets that might be realized in a liquidation would be significantly less than its going concern value. Each of the special committee and the board of directors believes the analyses and additional factors it reviewed provided an indication of our going concern value. Each of the special committee and board of directors also considered the historical market prices of our ADSs as described on page 54. Neither the special committee nor our board of directors considered the Company’s net book value, which is defined as total assets minus total liabilities, attributable to the shareholders of the Company, as a factor. The net book value per Share as of December 31, 2011 was RMB1.26 or $0.20 based on the total equity attributable to the Company and the weighted average number of outstanding Shares (excluding treasury stock) during 2011. Net book value does not take into account the future prospects of the Company or market conditions. The special committee and board of directors believe that net book value is not a material indicator of the value of the Company as a going concern.

In addition, the special committee and our board of directors did not consider the purchase prices paid by the Company and the Buyer Filing Persons to acquire Shares or ADSs of the Company in previous purchases in the past two years, as all such purchases had only been made in the public market during that period.

In reaching its determination that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of the Company and our unaffiliated shareholders and ADS holders and its decision to approve the merger agreement and recommend the adoption of the merger agreement by our shareholders and ADS holders, our board of directors, on behalf of the Company, considered the analysis and recommendation of the special committee and the factors examined by the special committee as described above under the caption “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors,” and adopted such recommendations and analysis. For the foregoing reasons, each of the Company and our board of directors believes that the merger agreement and the transactions contemplated thereby, including the merger, are substantively and procedurally fair to the Company’s unaffiliated shareholders and ADS holders.

Position of the Buyer Filing Persons as to the Fairness of the Proposed Merger

Under SEC rules governing “going private” transactions, Mr. Jianqiu Yu, Parent and Merger Sub are required to express their beliefs as to the fairness of the proposed merger to the Company’s unaffiliated security holders. The Buyer Filing Persons are making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of the Buyer Filing Persons as to the fairness of the proposed merger are not intended and should not be construed as a recommendation to any holder of Shares or ADSs as to how to vote on the proposal to approve and adopt the merger agreement. Mr. Jianqiu Yu has interests in the proposed merger that are different from those of the other shareholders of the Company by virtue of Mr. Jianqiu Yu’s continuing interests in the surviving company after the consummation of the proposed merger. These interests are described under “Special Factors—Interests of Certain Persons in the Merger” beginning on page 47.

The Buyer Filing Persons believe the interests of the Company’s unaffiliated shareholders and ADS holders were represented by the special committee, which negotiated the terms and conditions of the merger agreement with the assistance of its independent legal and financial advisors. The Buyer Filing Persons attempted to negotiate a transaction that would be most favorable to them, and not to the Company’s unaffiliated shareholders and ADS holders and, accordingly, did not negotiate the merger agreement with a goal of obtaining terms that were fair to such holders. The Buyer Filing Persons did not participate in the deliberations of the special committee regarding, and did not receive any advice from the special committee’s independent legal or financial advisors as to, the fairness of the proposed merger to the Company’s unaffiliated shareholders and ADS holders. The Buyer Filing Persons did not rely on or adopt the analysis of the special committee or Piper Jaffray in considering the fairness of the merger to the Company’s unaffiliated shareholders and ADS holders. The Buyer Filing Persons did not perform, or engage a financial advisor to perform, any independent valuation or other analysis for the Buyer Filing Persons to assist them in assessing the substantive and procedural fairness of the proposed merger to the Company’s unaffiliated shareholders and ADS holders.

Based on their knowledge and analysis of available information regarding the Company, as well as discussions with the Company’s senior management regarding the Company and its business and the factors considered by, and findings of, the special committee and the Company’s board of directors discussed in “Special Factors—Reasons for the Merger and Recommendations of the Special Committee and Our Board of Directors” beginning on page 26, the Buyer Filing Persons believe the proposed merger is substantively and procedurally fair to the Company’s unaffiliated shareholders and ADS holders based upon the following factors:

•

the current and near-term historical market prices of the Company’s ADSs and the fact that the merger consideration of $0.162 per Share and $1.62 per ADS represents a 31.71% premium over the closing price on February 23, 2012, the trading day immediately prior to the publicly announced going private transaction proposal and a 25.78% premium over the 30-day volume weighted average price as quoted by Bloomberg L.P. on February 23, 2012, the last trading day prior to the Company’s announcement on February 24, 2012, that it had received a “going private” proposal and the fact that the $1.62 per ADS merger consideration to be paid to unaffiliated shareholders and ADS holders in the merger also represents 78.02% premium over the closing price of $0.91 per ADS on June 1, 2012, the last trading day before the merger agreement was signed;

•	the Company’s ADSs traded as low as $0.81 per ADS during the 52-week period prior to the announcement of the execution of the merger agreement;

•

the merger consideration of $0.162 per Share and $1.62 per ADS is payable entirely in cash, thus allowing the Company’s shareholders and ADS holders (other than holders of the Excluded Shares) to immediately realize a certain and fair value for their Shares or ADSs;

•

the members of the special committee are not officers or employees of the Company and do not have any interests in the proposed merger different from, or in addition to, those of the Company’s unaffiliated shareholders and ADS holders, other than the members’ receipt of board and special committee compensation (which are not contingent upon the consummation of the proposed merger or the special committee’s or the board’s recommendation of the proposed merger) and their indemnification and liability insurance rights under the merger agreement;

•

the special committee and, based in part upon the unanimous recommendation of the special committee, the Company’s board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the proposed merger, are in the best interests of the Company’s unaffiliated shareholders and ADS holders;

•	the Company has the ability, under certain circumstances, to specifically enforce the terms of the merger agreement;

•

the proposed merger is not conditioned on any financing being obtained by Parent or Merger Sub, thus increasing the likelihood that the proposed merger will be consummated and the merger consideration will be paid to the Company’s unaffiliated shareholders and ADS holders;

•

Mr. Jianqiu Yu has agreed to, upon the request of the Company, be responsible for the obligations of Parent under the merger agreement to pay, under certain circumstances, a reverse termination fee to the Company and reimburse certain expenses of the Company;

•

historically, the Company’s ADSs have suffered from limited trading volume and low public float of the ADSs, and therefore other than in connection with a sale or business combination transaction involving the Company, the Company’s unaffiliated ADS holders would be unlikely to be able to realize their investments for cash in the public markets without depressing the ADS price and the corresponding amount paid for their ADSs; and

•	the proposed merger will provide liquidity for the Company’s unaffiliated shareholders and ADS holders without incurring brokerage and other costs typically associated with market sales.

The Buyer Filing Persons did not consider net book value because they believe that net book value, which is an accounting concept, does not reflect, or have any meaningful impact on, the market price of the Company’s ADSs or the fair market value of its assets.

The Buyer Filing Persons did not consider the Company’s liquidation value because they consider the Company to be a viable, going concern and because the Company will continue to operate its business following the merger, and therefore did not consider liquidation value to be a relevant valuation method.

The Buyer Filing Persons did not establish, and did not consider, a going concern value for the Shares and the ADSs as a public company to determine the fairness of the proposed merger consideration to the Company’s unaffiliated shareholders and ADS holders because, following the merger, the Company will have a significantly different capital structure. However, to the extent the pre-merger going concern value was reflected in the pre-announcement price of the Company’s ADSs, the merger consideration of $0.162 per Share or $1.62 per ADS represented a premium to the going concern value of the Company.

The Buyer Filing Persons are not aware of, and thus did not consider in their fairness determination, any offers or proposals made by any unaffiliated third parties with respect to a merger or consolidation of the Company with or into another company, a sale of all or a substantial part of the Company’s assets, or the purchase of the Company voting securities that would enable the holder to exercise control over the Company.

The Buyer Filing Persons did not receive any independent reports, opinions or appraisals from any outside party related to the proposed merger, and thus did not consider any such reports, opinions or appraisals in determining the substantive fairness of the proposed merger to the unaffiliated shareholders and ADS holders.

The Buyer Filing Persons believe the proposed merger is procedurally fair to the Company’s unaffiliated shareholders and ADS holders based upon the following factors:

•

the special committee, consisting entirely of directors who are not officers or employees of the Company and who are not affiliated with the Buyer Filing Persons, was established and given absolute authority to, among other things, review, evaluate and negotiate the terms of the proposed merger and to decide not to engage in the merger;

•

the members of the special committee do not have any interests in the proposed merger different from, or in addition to, those of the Company’s unaffiliated shareholders and ADS holders, other than the members’ receipt of board and special committee compensation (which are not contingent upon the consummation of the proposed merger or special committee’s or board’s recommendation of the proposed merger) and their indemnification and liability insurance rights under the merger agreement;

•

while Mr. Jianqiu Yu is a director, chairman of the board of directors and principal executive officer of the Company, because of his participation in the transaction as described under the section captioned “Special Factors—Interests of Certain Persons in the Merger,” he did not serve on the special committee, nor did the Buyer Filing Persons participate in or have any influence over the deliberative process of, or the conclusions reached by, the special committee or the negotiating positions of the special committee;

•	the special committee retained and was advised by its independent legal and financial advisors who are experienced in advising committees such as the special committee in similar transactions;

•

the special committee and the Company’s board of directors had no obligation to recommend the approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger, or any other transaction;

•	the merger was unanimously approved by the special committee;

•

the merger consideration and other terms and conditions of the merger agreement were the result of negotiations over an extended period of time between representatives of the Buyer Filing Persons and their advisors, on the one hand, and the special committee and its legal and financial advisors, on the other hand;

•

in addition to the statutory shareholder approval requirement under the Cayman Companies Law, approval and adoption of the merger agreement is subject to the approval of a “majority of the minority” of the Company’s unaffiliated shareholders, giving such unaffiliated shareholders a meaningful opportunity to consider and vote upon the approval and adoption of the merger agreement;

•

notwithstanding that the Buyer Filing Parties may not rely upon the opinion provided by Piper Jaffray to the special committee, the special committee received from Piper Jaffray an opinion, dated June 2, 2012, that based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors that Piper Jaffray considered relevant, the per share merger consideration of $0.162 in cash is fair, from a financial point of view, to the holders of Shares (other than Excluded Shares), and the per ADS merger consideration of $1.62 is cash is fair, from a financial point of view, to the holders of ADSs (other than holders of Excluded Shares), in each case as of the date of the opinion;

•

under the terms of the merger agreement, in certain circumstance prior to obtaining shareholder approval of the proposed merger, the Company is permitted to provide information to and participate in discussions or negotiations with persons making acquisition proposals and the board of directors of the Company is permitted to withdraw or modify its recommendation of the merger agreement;

•	the ability of the Company to terminate the merger agreement under the terms of the agreement upon acceptance of a superior proposal; and

•

the availability of appraisal rights to the unaffiliated shareholders (and any ADS holder who elects to first exchange his or her ADSs for the underlying Shares) who comply with all of the required procedures under the Cayman Companies Law for exercising dissenters’ and appraisal rights, which allow such holders to seek appraisal of the fair value of their Shares as determined by the Grand Court of the Cayman Islands.

The foregoing discussion of the information and factors considered and given weight by the Buyer Filing Persons in connection with their evaluation of the substantive and procedural fairness to the Company’s unaffiliated shareholders and ADS holders of the merger agreement and the transactions contemplated by the merger agreement, including the proposed merger, is not intended to be exhaustive, but is believed by the Buyer Filing Persons to include all material factors considered by them. The Buyer Filing Persons did not find it practicable to and did not quantify or otherwise attach relative weights to the foregoing factors in reaching their position as to the substantive and procedural fairness of the merger agreement and the proposed merger to the Company’s unaffiliated shareholders and ADS holders. Rather, the Buyer Filing Persons made the fairness determinations after considering all of the foregoing as a whole.

The Buyer Filing Persons believe these factors provide a reasonable basis for their belief that the proposed merger is both substantively and procedurally fair to the Company’s unaffiliated shareholders and ADS holders. This belief, however, is not intended to be and should not be construed as a recommendation by the Buyer Filing Persons to any shareholder or ADS holder of the Company as to how such shareholders or ADS holders should vote with respect to the approval and adoption of the merger agreement.

Certain Financial Projections

The Company’s management does not, as a matter of course, make available to the public future financial projections. However, in connection with their financial analysis of the proposed merger, our management provided certain financial projections for the fiscal years ending December 31, 2012 through December 31, 2020 to the special committee, our board of directors and Piper Jaffray. See “—Background of the Proposed Merger.” Piper Jaffray’s financial analysis below contains material portions of these financial projections. These financial projections, which were based on our management’s projection of our future financial performance as of the date provided, were prepared for internal use and to assist Piper Jaffray with their financial analysis, and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding forward-looking information or U.S. generally accepted accounting principles, or U.S. GAAP.

In compiling the projections, the Company’s management took into account historical performance, combined with estimates regarding revenues, operating income and EBITDA and EBIT, as such terms are defined below. Although the projections are presented with numerical specificity, they reflect numerous assumptions and estimates as to future events made by the Company’s management that they believed were reasonable at the time the projections were prepared. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results. In addition, factors such as industry performance, the market for the Company’s existing and new products, the competitive environment, expectations regarding future acquisitions or any other transaction and general business, economic, regulatory, market and financial conditions, all of which are difficult to predict and beyond the control of the Company’s management, may cause the projections or the underlying assumptions not to be reflective of actual future results. In addition, the projections do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to completion of the merger or any changes to the Company’s operations or strategy that may be implemented or that were not anticipated after the time the projections were prepared. As a result, there can be no assurance that the projections will be realized, and actual results may be materially different than those contained in the projections. Neither the Company’s independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to these financial projections, nor have they expressed any opinion or given any form of assurance on the financial projections or their achievability. These projections are not included in this proxy statement in order to induce any holder of Shares or ADSs to vote in favor of approval and adoption of the merger agreement or to elect not to seek appraisal for his or her Shares.

The following table summarizes the financial projections provided by our management to Piper Jaffray:

	Management Projections(1) Fiscal Year Ending December 31,
	2012E		2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E
	(in USD millions except percentages)
Revenues	352		428.7	466.9	501.7	566.7	566.7	606.8	595.5	584.1
Growth	53.0%		21.6%	8.9%	7.5%	13.0%	0.0%	7.1%	(1.9)%	(1.9)%
Gross profit	17.9		21.8	24	26	29.8	29.8	32.1	31.5	30.8
% Margin	5.1%		5.1%	5.1%	5.2%	5.3%	5.3%	5.3%	5.3%	5.3%
Operating expenses, net	14.7		14.3	16.4	16.8	17.9	18.2	14	14.2	13.6

					0
Income from operations	3.2		7.5	7.6	9.2	11.9	11.6	18.1	17.3	17.2
% Margin	0.9%		1.7%	1.6%	1.8%	2.1%	2.0%	3.0%	2.9%	2.9%
Net income attributable to the Company	1.2		3.3	2.5	3.2	3.7	3.3	8.2	7.2	6.9

% Margin	0.3%		0.8%	0.5%	0.6%	0.7%	0.6%	1.3%	1.2%	1.2%
Free cash flow	(9.0	)(3)	6.0	1.7	3.8	1.1	9.5	12.3	19.2	17.6

(1)

In preparing these projections, our management necessarily made certain assumptions and estimates concerning factors that may affect our performance, including that (i) there will not be any significant changes to the operating environment of our biodiesel business in the PRC during the projection period and that as a result our biodiesel business will not resume production of biodiesel and biodiesel by-products on a large scale basis during the projection period, (ii) each of the Company’s biodiesel plants will be closed when the useful lives of their long-lived assets end, (iii) China’s economy and the copper products industry in China will not experience significant fluctuations during the projection period, (iv) no further acquisitions of copper products manufacturers will occur during the projection period, (v) our copper products annual production capacity will increase to approximately 111,000 tons during the second half of 2012 and remain at this level throughout the remaining projection period, (vi) our PRC subsidiaries will be subject to the statutory tax rate of 25% under the Corporate Income Tax Law of the PRC throughout the projection period, (vii) our PRC subsidiaries will be subject to PRC dividend withholding tax at 10% throughout the projection period, and (viii) our aggregate capital expenditures for 2012, on a cash basis, will be approximately RMB105.2 million, subsequently, we will not incur any other significant capital expenditures during the projection period. For information on factors which may cause our future financial results to materially vary, see “Cautionary Note Regarding Forward-Looking Statements” beginning on page 53 and “Item 3. Key Information—D. Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, incorporated by reference into this proxy statement.

(2)

These financial projections contain translations of RMB amounts to U.S. dollar amounts at the noon buying rate for U.S. dollars in effect on December 31, 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board, which was RMB6.2939=US$1.00.

(3)	July 1, 2012 through December 31, 2012.

BY INCLUDING IN THIS PROXY STATEMENT A SUMMARY OF ITS INTERNAL FINANCIAL PROJECTIONS, THE COMPANY UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAW.

NONE OF THE COMPANY OR ITS AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SHAREHOLDER OR OTHER PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTIONS OR THAT PROJECTED RESULTS WILL BE ACHIEVED.

The financial projections are forward-looking statements. For information on factors which may cause the Company’s future financial results to materially vary, see “Cautionary Note Regarding Forward-Looking Statements” on page 53 and “Item 3. Key Information—D. Risk Factors” included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, incorporated by reference into this proxy statement.

Opinion of the Special Committee’s Financial Advisor

Pursuant to an engagement letter dated as of March 6, 2012, the special committee retained Piper Jaffray to act as its financial advisor in connection with the merger. At a telephonic meeting of the special committee on June 2, 2012, Piper Jaffray rendered its oral opinion to the special committee, later confirmed in a written opinion of the same date, that based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as Piper Jaffray considered relevant, the per share merger consideration of $0.162 in cash is fair, from a financial point of view, to the holders of Shares (other than holders of Excluded Shares), and the per ADS merger consideration of $1.62 in cash is fair, from a financial point of view, to the holders of ADSs (other than holders of Excluded Shares) in each case as of the date of the opinion.

The full text of the Piper Jaffray written opinion dated June 2, 2012, confirming its oral opinion rendered to the special committee on June 2, 2012, sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion, is attached as Annex B to this proxy statement and is incorporated in its entirety herein by reference. You are urged to read the Piper Jaffray opinion in its entirety, and this summary is qualified by reference to the written opinion. The Piper Jaffray opinion addresses only the fairness of the per share merger consideration, from a financial point of view, to the holders of Shares (other than holders of Excluded Shares), and the fairness of the per ADS merger consideration, from a financial point of view, to the holders of ADSs (other than holders of Excluded Shares), in each case as of the date of the opinion. Piper Jaffray’s opinion was directed to the special committee in connection with its consideration of the merger and was not intended to be, and does not constitute, a recommendation to any shareholder as to how such shareholder should act or vote or tender its shares or make any election with respect to the merger or any other matter. The Piper Jaffray opinion was approved for issuance by the Piper Jaffray opinion committee.

In connection with rendering the opinion described above and performing its financial analyses, Piper Jaffray, among other things:

•	reviewed and analyzed the financial terms of a draft of the merger agreement dated May 30, 2012;

•	reviewed and analyzed certain financial and other data with respect to the Company which was publicly available;

•

reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to Piper Jaffray by the Company;

•

conducted discussions with members of senior management and representatives of the Company concerning the matters described in the two immediately preceding clauses above, as well as the Company’s business and prospects before and after giving effect to the merger;

•	reviewed the current and historical reported prices and trading activity of the ADSs and similar information for certain other companies deemed by Piper Jaffray to be comparable to the Company;

•	compared the financial performance of the Company with that of certain other publicly-traded companies that Piper Jaffray deemed relevant; and

•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant.

In addition, Piper Jaffray conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary in arriving at its opinion. No limitations were imposed by the Company or the special committee on the scope of Piper Jaffray’s investigation or the procedures followed by Piper Jaffray in arriving at its opinion.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the rendering of its opinion, which was reviewed with, and formally delivered to, the special committee at a telephonic meeting held on June 2, 2012. The rendering of an opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentation to the special committee on June 2, 2012.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the special committee. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 30, 2012, and is not necessarily indicative of current market conditions.

For purposes of its analyses, Piper Jaffray calculated (i) the Company’s equity value implied by the merger to be approximately $27.8 million, based on approximately 17.2 million ADSs outstanding as of May 30, 2012, calculated using the treasury stock method and the per ADS merger consideration of $1.62 per ADS, and (ii) the Company’s enterprise value (“EV”) implied by the merger (for the purposes of this analysis, implied EV equates to implied equity value, plus debt, plus minority interest, less cash), to be approximately $41.3 million. The analyses summarized below are presented on the basis of ADS calculations and per ADS values. In addition, as each ADS represents ten underlying Shares, all calculations of price per ADS or implied price per ADS below represent the value attributable to ten Shares.

Historical Trading Analysis

Piper Jaffray reviewed the historical closing prices and trading volumes for the ADSs from June 1, 2009 to May 30, 2012, in order to provide background information on the prices at which the Company’s ADSs have historically traded.

The following table summarizes some of these historical closing prices:

Price Per ADS
Closing Price on May 30, 2012:	$0.99

180 day average closing price prior to May 30, 2012:	$1.33

One year average closing price prior to May 30, 2012:	$1.68

Two year average closing price prior to May 30, 2012:	$3.00

Three year high closing price prior to May 30, 2012:	$15.25

Three year low closing price prior to May 30, 2012:	$0.84

The following table summarizes some of the daily average trading volumes of the Company’s ADSs on the NYSE from June 1, 2009 to May 30, 2012:

Daily Average ADS Trading Volume (in thousands)
180 day average ending on May 30, 2012	32.8

1 year average ending on May 30, 2012	50.9

2 year average ending on May 30, 2012	79.4

3 year average ending on May 30, 2012	93.2

The following table summarizes the percentage of the Company’s ADSs that traded on the NYSE within certain price ranges during the periods set forth below from May 31, 2011 to May 30, 2012:

Price Range:	Percentage of ADSs Traded
<$1.62:	33.7%

$1.62-$2.11:	34.8%

$2.12-$2.61:	24.9%

$2.62-$3.11:	6.6%

Piper Jaffray also reviewed the price performance of the ADSs during various periods ending on May 30, 2012 on a standalone basis and also in relation to the NYSE Composite Index, the S&P 500 and a composite index consisting of the publicly traded companies listed under “Selected Public Companies Analysis” below.

Financial Analyses

Selected Public Companies Analysis

Piper Jaffray reviewed selected historical financial, operating and stock market information for the Company and compared them to corresponding financial, operating and stock market information, where available, for selected publicly traded companies that are U.S.-listed, PRC-based industrial companies with market capitalization below $200 million and above $10 million. Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. Based on these criteria, Piper Jaffray identified and analyzed the following selected companies:

Company	Price 5/30/12	Market Cap. ($million)	Enterprise Value ($million)	P/E LTM	EV/LTM EBITDA	Market Cap. Premium/Discount to NAV
Lihua International, Inc.	$5.35	$161.0	$53.0	3.1x	0.8x	(30.5)%
Yongye International, Inc.	$2.98	$150.6	$118.2	1.5x	0.9x	(55.2)%
China Gerui Advanced Materials Group Ltd	$2.53	$147.4	$149.1	2.2x	1.5x	(52.8)%
Jinpan International Ltd	$7.34	$120.3	$139.4	4.8x	4.2x	(34.5)%
Gulf Resources Inc.	$1.54	$53.2	$(25.4)	2.7x	NM	(78.4)%
China New Borun Corporation	$2.42	$62.3	$100.4	1.3x	1.2x	(71.8)%
China Ceramics Co. Ltd	$3.01	$54.9	$65.9	1.1x	0.9x	(72.7)%
China Valves Technology Inc	$1.46	$52.7	$52.9	NM	1.0x	(78.5)%
Orient Paper, Inc.	$2.06	$38.0	$43.2	1.8x	1.2x	(71.5)%
Tri-Tech Holding, Inc.	$4.56	$37.4	$55.3	4.8x	5.3x	(51.0)%
Sutor Technology Group Limited	$0.92	$37.1	$177.1	2.9x	5.3x	(82.2)%
China Shengda Packaging Group, Inc.	$0.65	$25.3	$21.9	3.3x	1.7x	(75.0)%
THT Heat Transfer Technology, Inc.	$1.93	$39.5	$58.1	6.8x	7.1x	(30.2)%
China Precision Steel, Inc.	$0.28	$13.0	$54.5	NM	11.5x	(89.9)%
Ossen Innovation Co., Ltd.	$0.92	$18.3	$104.2	1.6x	5.2x	(77.0)%
SmartHeat Inc.	$4.04	$16.0	$21.7	NM	NM	(87.7)%
Shengkai Innovations, Inc.	$0.91	$15.6	$(53.9)	0.6x	NM	(88.8)%
SinoHub, Inc.	$0.27	$9.0	$112.5	9.9x	14.3x	(89.4)%
China Auto Logistic Inc.	$0.44	$9.8	$110.8	1.3x	9.0x	(83.1)%

Piper Jaffray calculated valuation multiples for the selected public companies based on each selected public company’s May 30, 2012 closing stock price divided by such company’s last twelve months (“LTM”) earnings per share as of the latest filed last twelve months. Piper Jaffray also calculated valuation multiples for the selected public companies by dividing each such company’s respective enterprise value (based on the closing price per share of each selected public company’s common stock on May 30, 2012) by LTM EBITDA (calculated throughout as earnings before interest, taxes, depreciation and amortization). Piper Jaffray also compared the closing stock price as of May 30, 2012 of each selected public company to its net asset value per share, and calculated the corresponding discount / (premium) of its closing stock price to its net asset value. Piper Jaffray then compared the multiples calculated for the selected public companies to the multiples for the Company derived from the per ADS consideration to be received in the merger and the Company’s LTM earnings per share, LTM EBITDA and net asset value per share.

	Gushan(1)	Selected Companies
		Min	1st Quartile	Mean	Median	3rd Quartile	Max
Price/LTM Earnings(2) (3)	NM	0.6x	1.5x	3.1x	2.4x	3.6x	9.9x

Enterprise Value / LTM EBITDA(2) (4)	8.0x	0.8x	1.2x	4.4x	3.0x	5.7x	14.3x

Premium / (Discount) to NAV(5)	-22.8%	-89.9%	-82.7%	-68.4%	-75.0%	-54.0%	-30.2%

(1)	Based on the per ADS merger consideration of $1.62 per ADS.
(2)	LTM represents the 12-month period ended March 31, 2012 for the Company and latest filed twelve months for selected public companies.
(3)

Since the ratio of Price/LTM Earnings is generally used to measure the valuation of profit making companies, Piper Jaffray determined that ratios that represented negative values for loss making companies, including the Company, were not meaningful (NM), and were therefore omitted. Accordingly, the results for the Company and for three selected companies were omitted. Because the Price/LTM Earnings ratio for the Company based on the per ADS merger consideration was negative, it was lower than the minimum ratio for the Selected Companies presented above. The omission of these ratios had no impact on the fairness opinion of Piper Jaffray.

(4)	Piper Jaffray determined that ratios were not meaningful (NM), and were therefore omitted, if they were negative. Accordingly, the results for three selected companies were omitted.
(5)	Based on latest public filings.

The selected public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the per ADS merger consideration were within or above the range of valuation multiples of the selected public companies when comparing (i) the ratio of EV to LTM EBITDA, and (ii) premium (discount) to net asset value.

No company utilized in the selected public companies analysis is identical to the Company. In evaluating the selected public companies, Piper Jaffray made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters.

Selected Precedent Transaction Analysis

Piper Jaffray reviewed go-private transactions involving selected U.S.-listed, PRC-based industrial companies announced between January 1, 2010 and May 30, 2012, that it deemed comparable to the merger. Piper Jaffray selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources.

Based on these criteria, the following transactions were considered by Piper Jaffray:

Target	Acquiror	Enterprise Value ($million)	Enterprise Value/ LTM EBITDA	LTM P/E Multiple	Premium/ (Discount) to NAV
Shengtai Pharmaceutical Inc.	Qingtai Liu	$83.1	5.8x	6.5x	(74.6)%
WSP Holdings Ltd.	H.D.S. Investments LLC	$849.4	N/M	N/M	(73.8)%
Andatee China Marine Fuel Services Corporation	An Fengbin (CEO and affiliates)	$86.4	10.4x	10.2x	(27.1)%
China GrenTech Corp. Ltd.	Yingjie Gao (major shareholder)	$243.5	7.7x	0.7x	(69.8)%
China Advanced Construction Materials Group, Inc.	Xianfu Han, Weili He (major shareholders)	$48.2	6.6x	4.6x	(44.1)%
Tiens Biotech Group USA Inc.	Jinyuan Li (major shareholder)	$148.5	15.7x	26.9x	(35.4)%
China Security & Surveillance Technology, Inc.	Rightmarks Holdings LTD	$955.8	8.8x	9.0x	(16.6)%
China Fire & Security Group, Inc.	Bain Capital Private Equity	$227.1	13.7x	20.2x	81.9%
Chemspec International Limited	Halogen Mergersub Ltd	$294.3	6.2x	9.6x	38.1%
Fushi Copperweld, Inc.	Abax Global Capital Limited	$64.7	1.1x	8.7x	(9.4)%
Harbin Electric, Inc.	Investor Group	$722.0	8.3x	12.5x	64.9%

Piper Jaffray first calculated valuation multiples for the targets in the selected go-private transactions based on the price per share paid for the target in each selected transaction by the target’s LTM earnings per share as of the latest filed last twelve months. Piper Jaffray next calculated valuation multiples for the targets in the selected go-private transactions by dividing the enterprise values implied by the transaction consideration by the target’s LTM EBITDA. Piper Jaffray then compared the consideration paid in each transaction to the net asset value of the relevant target. Piper Jaffray then compared the results of these calculations with similar calculations for the Company based on the per ADS merger consideration. In performing these calculations for the Company based on the per ADS merger consideration, Piper Jaffray utilized the following values for the Company: LTM Earnings per ADS of -$0.39, Enterprise Value of $41.3M (based on the per ADS merger consideration), LTM EBITDA of $5.2M, and NAV per ADS of $2.10.

	Gushan(1)	Selected Transactions
		Min	1st Quartile	Mean	Median	3rd Quartile	Max
Price/LTM Earnings(2) (3)	NM	0.7x	7.0x	10.9x	9.3x	11.9x	26.9x

Enterprise Value / LTM EBITDA(2) (4)	8.0x	1.1x	6.3x	8.4x	8.0x	10.0x	15.7x

Premium / (Discount) to NAV(5)	-22.8%	-74.6%	-57.0%	-15.1%	-27.1%	14.4%	81.9%

(1)	Based on the per ADS merger consideration of $1.62 per ADS.
(2)	LTM represents the 12-month period ended March 31, 2012 for the Company and latest filed twelve months for the targets in the selected transactions.
(3)

Since the ratio of Price/LTM Earnings is generally used to measure the valuation of profit making companies, Piper Jaffray determined that ratios that represented negative values for loss making companies, including the Company, were not meaningful (NM), and were therefore omitted. Accordingly, the results for the Company and for one of the selected transactions were omitted. Because the Price/LTM Earnings ratio for the Company based on the per ADS merger consideration was negative, it was lower than the minimum ratio for the Selected Companies presented above. The omission of these ratios had no impact on the fairness opinion of Piper Jaffray.

(4)	Piper Jaffray determined that ratios were not meaningful (NM), and were therefore omitted, if they were negative. Accordingly, the results for one of the selected transactions were omitted.
(5)	Based on latest NAV available before completion or latest public filings.

The selected transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the per ADS merger consideration were within the range of valuation multiples of the selected transactions based on (i) the ratio of EV to LTM EBITDA, and (ii) premium (discount) to net asset value.

A selected go-private transaction analysis generates an implied value of a company based on publicly available financial terms of selected change of control transactions involving companies that share certain characteristics with the company being valued. However, no company or transaction utilized in the selected go-private transaction analysis is identical to the Company or the merger, respectively.

Premiums Paid Analysis

Piper Jaffray reviewed publicly available information for the selected go-private transactions described above to determine the premiums paid in the transactions over recent trading prices of the target companies prior to the announcement of the transaction, as set forth below:

			Offer Price Premium
Target	Acquiror	Enterprise Value ($ million)	1 Day Prior	1 Week Prior	1 Month Prior	3 Month Prior
Shengtai Pharmaceutical Inc.	Qingtai Liu	$83.1	50.0%	50.0%	26.9%	37.5%
WSP Holdings Ltd.	H.D.S. Investments LLC	$849.4	50.0%	36.4%	44.6%	(71.4)%
Andatee China Marine Fuel Services Corporation	An Fengbin (CEO and affiliates)	$86.4	20.6%	38.0%	50.4%	211.9%
China GrenTech Corp. Ltd.	Yingjie Gao (major shareholder)	$243.5	23.0%	15.9%	56.7%	50.0%
China Advanced Construction Materials Group, Inc.	Xianfu Han, Weili He (major shareholders)	$48.2	15.2%	44.3%	47.2%	(11.4)%
Tiens Biotech Group USA Inc.	Jinyuan Li (major shareholder)	$148.5	67.0%	59.3%	29.4%	18.7%
China Security & Surveillance Technology, Inc.	Rightmarks Holdings LTD	$955.8	33.2%	34.9%	23.1%	32.7%
China Fire & Security Group, Inc.	Bain Capital Private Equity	$227.1	43.8%	56.5%	57.1%	25.7%
Chemspec International Limited	Halogen Mergersub Ltd	$294.3	28.2%	22.2%	28.4%	3.4%
Fushi Copperweld, Inc.	Abax Global Capital Limited	$64.7	4.4%	(3.1)%	6.7%	52.7%
Harbin Electric, Inc.	Investor Group	$722.0	20.2%	36.2%	45.5%	38.6%

The table below shows a comparison of premiums paid in these transactions to the premium that would be paid to the holders of ADSs in the merger based on the per ADS merger consideration.

	Gushan(1)	Selected Transactions
		Min	1st Quartile	Mean	Median	3rd Quartile	Max
Premium (discount) 1 day prior(2)	31.7%	4.4%	20.4%	32.3%	28.2%	46.9%	67.0%

Premium (discount) 1 week prior(3)	32.8%	(3.1%)	28.5%	35.5%	36.4%	47.1%	59.3%

Premium (discount 30 days prior(4)	20.0%	6.7%	27.6%	37.8%	44.6%	48.8%	57.1%

Premium (discount) 90 days prior(5)	(6.7%)	(71.4%)	11.1%	35.3%	32.7%	44.3%	211.9%

(1)	Based on the per ADS merger consideration of $1.62 per ADS.
(2)

Company percentage based on the $1.23 closing price per ADS on February 23, 2012 (the last day prior to the Company’s receipt of Mr. Jianqiu Yu’s Offer Letter to acquire all of the outstanding ordinary shares of the Company.

(3)	Company percentage based on the closing price per ADS on February 17, 2012 (the 7th day prior to the Company’s receipt of the Offer Letter) of $1.22.
(4)	Company percentage based on the closing price per ADS on January 25, 2012 (the 30th day prior to the Company’s receipt of the Offer Letter) of $1.35.
(5)	Company percentage based on the closing price per ADS on November 25, 2011 (the 90th day prior to the Company’s receipt of the Offer Letter) of $1.74.

The premiums paid analysis showed that, based on the estimates and assumptions used in the analysis, the premiums (or discounts) over the market places at the selected dates for the ADSs implied by the per ADS merger consideration were within the range of premiums (or discounts) paid in the selected transactions.

Discounted Cash Flow Analysis

Using a discounted cash flows analysis, Piper Jaffray calculated an estimated range of theoretical values for the Company based on the net present value of (i) the Company’s implied free cash flows from July 1, 2012 through December 31, 2020, discounted back to June 30, 2012, based on the management projections included in this proxy statement under the heading “Certain Financial Projections”, and (ii) a terminal value at fiscal year end 2020 based upon a market multiple of EBITDA, discounted back to June 30, 2012. The free cash flows for each year were calculated from the management projections as operating income less taxes (25.0% on an entity basis), plus depreciation and amortization, less the change in net working capital, less capital expenditures and plus the cash proceeds from the disposition of certain assets. Piper Jaffray calculated the range of net present values based on discount rates ranging from 21.2% to 25.9%, based on a weighted average cost of capital analysis, which was adjusted upward to account for risks attributable to the Company’s relatively small market capitalization and the Company’s status as a PRC-based company. This analysis resulted in implied values per ADS for the Company of $0.88 to $1.69. Piper Jaffray observed that the per ADS merger consideration was within the range of values derived from this analysis.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Piper Jaffray, but does summarize the material analyses performed by Piper Jaffray in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Jaffray’s view of the actual value of the Company.

No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the merger and the other transactions contemplated by the merger agreement. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company and the merger were compared and other factors that could affect the public trading value or transaction value of the companies involved.

Piper Jaffray performed the analyses described above solely for purposes of rendering its opinion to the special committee. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon forecasts of future results furnished to Piper Jaffray by the Company’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from forecasted results.

As described above, Piper Jaffray’s opinion was only one of many factors considered by the board of directors in making its determination to approve the merger. Piper Jaffray was not requested to, and did not, (i) solicit any expressions of interest from any other parties with respect to any business combination with the Company or any other alternative transaction or (ii) advise the special committee, the board of directors of the Company or any other party with respect to alternatives to the merger.

Piper Jaffray relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Jaffray or discussed with or reviewed by Piper Jaffray. Piper Jaffray further relied upon the assurances of the management of the Company that the financial information provided was prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of its opinion, Piper Jaffray assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by it, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. Piper Jaffray expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. Piper Jaffray further assumed that the merger will have the tax consequences described in the proxy statement relating to the merger. Piper Jaffray relied, with the special committee’s consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the merger agreement.

In arriving at its opinion, Piper Jaffray assumed that the executed merger agreement would be in all material respects identical to the last draft reviewed by Piper Jaffray. Piper Jaffray relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to therein were true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the merger will be consummated pursuant to the terms of the merger agreement without amendments thereto and (iv) all conditions to the consummation of the merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Jaffray assumed that all the necessary regulatory approvals and consents required for the merger will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the merger.

In arriving at its opinion, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and was not furnished or provided with any such appraisals or valuations, nor did Piper Jaffray evaluate the solvency of the Company under any law, of any jurisdiction, relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Jaffray in connection with its opinion were going concern analyses. Piper Jaffray expressed no opinion or view regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, Piper Jaffray undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the special committee and with its consent, Piper Jaffray’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Jaffray also assumed that neither the Company nor any of the Buyer Filing Persons is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the merger.

Piper Jaffray’s opinion was necessarily based upon the information available to Piper Jaffray and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of Piper Jaffray’s opinion could materially affect the assumptions used in preparing the opinion. Piper Jaffray did not express any opinion as to the price at which the Shares or ADSs may trade following announcement of the merger or at any future time. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Piper Jaffray’s opinion addressed solely the fairness, from a financial point of view, to holders of Shares of the proposed per Share merger consideration and to holders of ADSs of the proposed per ADS merger consideration, in each case as set forth in the merger agreement and did not address any other terms or agreement relating to the merger or any other terms of the merger agreement. Piper Jaffray was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with or effect the merger, the merits of the merger relative to any alternative transaction or business strategy that may be available to the Company, the Buyer Filing Persons’ ability to fund the merger consideration, or any other terms contemplated by the merger agreement or the fairness of the merger to any other class of securities, creditor or other constituency of the Company. Furthermore, Piper Jaffray expressed no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the merger, or any class of such persons, relative to the compensation to be received by holders of Shares or ADSs in the merger or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the merger.

As a part of its investment banking business, Piper Jaffray is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The special committee selected Piper Jaffray to act as its financial advisor in connection with the transactions contemplated by the merger agreement on the basis of such experience and its familiarity with the Company.

Piper Jaffray was engaged by the special committee to act as its financial advisor and received a non-refundable retainer fee of $75,000 from the special committee for providing its services. Piper Jaffray is entitled to receive a non-refundable quarterly retainer fee of $35,000 per quarter, payable in advance, with the initial quarterly payment due and payable on August 1, 2012 for the three month period ending October 31, 2012. Piper Jaffray also received a fee of $575,000 for the rendering of its opinion. The opinion fee was not contingent upon the consummation of the merger or the conclusions reached in the opinion and was paid upon delivery of the opinion. The special committee has also agreed to indemnify Piper Jaffray against certain liabilities and reimburse Piper Jaffray for certain expenses in connection with its services. In addition, in the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of the Company for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Jaffray may also, in the future, provide investment banking and financial advisory services to the Company, the Buyer Filing Persons or entities that are affiliated with the Company or the Buyer Filing Persons, for which Piper Jaffray would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s Research Department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the merger and other participants in the merger that differ from the views of Piper Jaffray’s investment banking personnel.

Purpose of and Reasons for the Proposed Merger

Under the SEC rules governing “going private” transactions, each of the Buyer Filing Persons is deemed to be engaged in a “going private” transaction and, therefore, required to express its or his reasons for the proposed merger to the Company’s unaffiliated security holders, as defined in Rule 13e-3 of the Exchange Act. Each of the Buyer Filing Persons is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under Exchange Act. For the Buyer Filing Persons, the purpose of the merger is to enable Mr. Jianqiu Yu through Parent to acquire control of the Company, in a transaction in which the holders of the Shares and the ADSs (other than the Excluded Shares) will be cashed out in exchange for $1.62 per ADS (or $0.162 per Share), so Parent will bear the rewards and risks of the ownership of the Company after the ADSs and Shares are cancelled, including any increases in value of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. In addition, the merger will allow Mr. Jianqiu Yu to increase his investment in the Company through his ownership in Parent as described in this proxy statement under the “Special Factors—Interests of Certain Persons in the Merger—Interests of Continuing Shareholders” section and at the same time enable Mr. Jianqiu Yu to maintain a leadership role with the surviving company.

Effect of the Proposed Merger on the Company

Private Ownership

ADSs representing Shares of the Company are currently listed on the NYSE under the symbol “GU.” It is expected that, following the consummation of the merger, the Company will cease to be a publicly traded company and will instead become a private company beneficially owned by Mr. Jianqiu Yu.

Upon completion of the merger, all Shares and ADSs of the Company, except for Founder Shares and Dissenting Shares (see “Appraisal Rights” below), will be converted into the right to receive $0.162 and $1.62 in cash per Share and per ADS, respectively, without interest (less $0.05 per ADS cancellation fees payable by holders of ADS pursuant to the Deposit Agreement). At the effective time of the merger, each ordinary share of Merger Sub issued and outstanding immediately prior to the effective time will be converted into one fully paid and non-assessable ordinary share of the surviving company. As a result, current shareholders and ADS holders of the Company, other than Mr. Jianqiu Yu and any person controlled by him, will no longer have any equity interest in, or be shareholders or ADS holders of, the Company upon completion of the merger. As a result, our shareholders and ADS holders, other than Mr. Jianqiu Yu and any person controlled by him, will not have the opportunity to participate in the earnings and growth of the Company and they will not have the right to vote on corporate matters. Similarly, our current shareholders and ADS holders, other than Mr. Jianqiu Yu and any person controlled by him, will not be exposed to the risk of loss in relation to their investment in the Company.

Directors and Management of the Surviving Company

Upon completion of the merger, the current memorandum of association of the Company will be replaced in its entirety by the memorandum of association of Merger Sub, as in effect prior to the completion of the proposed merger, and the current articles of association of the Company will be replaced in their entirety by the current articles of association of Merger Sub, as in effect prior to the completion of the proposed merger (except that, upon completion of the merger, Article I of the memorandum and articles of association of the surviving company shall be amended to be and read as follows: “The name of the corporation is Gushan Environmental Energy Limited”). In addition, the directors of Merger Sub immediately prior to the completion of the proposed merger (identified in “Annex D—Directors and Executive Officers of Each Filing Person”) will become the directors of the surviving company and the executive officers of the Company will remain the executive officers of the surviving company.

Primary Benefits and Detriments of the Merger

The primary benefits of the merger to the Company’s unaffiliated shareholders and ADS holders include, without limitation, the following:

•

the merger consideration of $0.162 per Share and $1.62 per ADS in cash representing a 31.71% premium over the closing price on February 23, 2012, the trading day immediately prior to the publicly announced going private transaction proposal and a 25.78% premium over the 30-day volume weighted average price as quoted by Bloomberg L.P. on February 23, 2012, the last trading day prior to the Company’s announcement on February 24, 2012, that it had received a “going private” proposal; and

•	the avoidance of the risk associated with any possible decrease in our future revenues and free cash flow, growth or value following the merger.

The primary detriments of the merger to the Company’s unaffiliated shareholders and ADS holders include, without limitation, the following:

•

such shareholders and ADS holders will cease to have an interest in the Company and, therefore, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Company’s ordinary shares, if any;

•

in general, the receipt of cash pursuant to the merger or through the exercise of dissenters’ rights will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. See “Material U.S. Federal Income Tax Considerations;” and

•	after the completion of the merger, our shareholders will no longer enjoy the rights or protections that the United States federal securities laws provide.

The primary benefits of the merger to the Buyer Filing Persons include the following:

•

if the Company successfully executes its business strategies, the value of their equity investment could increase because of possible increases in future revenues and free cash flow, increases in the underlying value of the Company or the payment of dividends, if any, that will accrue to the Buyer Filing Persons;

•

the Company will no longer have continued pressure to meet quarterly forecasts set by analysts. In contrast, as a publicly-traded company, the Company currently faces public shareholders and investment analyst pressure to make decisions that may produce better short term results, but which may not over the long term lead to a maximization of its equity value;

•	the Company will have more freedom to focus on long-term strategic planning in a highly competitive business with increasing competition and regulation;

•	the Company will have more flexibility to change its capital spending strategies without public market scrutiny or analysts’ quarterly expectations; and

•	the Company will be able to deploy new services or change its pricing strategies to attract customers without public market scrutiny or the pressure to meet quarterly forecasts set by analysts.

The primary detriments of the merger to the Buyer Filing Persons include the following:

•	all of the risk of any possible decrease in our revenues, free cash flow or value following the merger will be borne by the Buyer Filing Persons;

•	the business risks facing the Company, including increased competition and government regulation, will be borne by the Buyer Filing Persons;

•	an equity investment in the surviving company by the Buyer Filing Persons following the merger will involve substantial risk resulting from the limited liquidity of such an investment; and

•	following the merger, there will be no trading market for the surviving company’s equity securities.

The Company’s Net Book Value and Net Earnings (Losses)

The table below sets out the direct or indirect interest in the Company’s net book value and net earnings (losses) for the Buyer Filing Persons before and after the proposed merger, based on the historical net book value of the Company as of December 31, 2011, and the historical net earnings (losses) of the Company for the year ended on December 31, 2011.

	Ownership Prior to the Merger				Ownership After the Merger
	Net Book Value		(Loss)		Net Book Value		(Loss)
Name	$’000%		$’000%		$’000%		$’000%

Jianqiu Yu	12,403	34.26%	(40,699)	34.26%	36,203	100	(118,794)	100

Plans for the Company after the Proposed Merger

Following the completion of the merger, Parent will own 100% of the equity interest in the surviving company. Mr. Jianqiu Yu anticipates that the Company will continue to conduct its operations substantially as they are currently being conducted, except that it will cease to be a publicly traded company and will instead be a wholly owned subsidiary of Parent.

Subsequent to the completion of the merger, the Company will no longer be subject to the Exchange Act and NYSE compliance and reporting requirements and the related direct and indirect costs and expenses, and may experience positive effects on profitability as a result of the elimination of such costs and expenses.

Except as set forth in this proxy statement and except for the transactions contemplated by the merger agreement, Mr. Jianqiu Yu does not have any current plans, proposals or negotiations that relate to or would result in any of the following:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	the sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

•	any other material changes in the Company’s corporate structure or business;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

•

any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•

any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

•	any class of equity securities of the Company becoming eligible for termination of registration under the Exchange Act; or

•	the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act.

Effects on the Company if the Merger is not Completed

If the merger agreement is not approved and adopted by the Company’s shareholders or if the merger is not completed for any other reason, shareholders will not receive any payment for their shares or ADSs in connection with the merger. Instead, the Company will remain an independent public company with Mr. Jianqiu Yu as the majority shareholder and the Company’s ADSs will continue to be listed and traded on the NYSE. In addition, if the merger is not completed, we expect that management will operate the business in a manner similar to that in which it is being operated today and that the Company’s shareholders will continue to be subject to the same risks and opportunities as they currently are. Accordingly, if the merger is not consummated, there can be no assurance as to the effect of these risks and opportunities on the future value of your Shares or ADSs. Under specified circumstances, the Company may be required to pay Parent a termination fee or reimburse Parent for its out of pocket expenses or Parent may be required to pay the Company a reverse termination fee, in each case, as described in “The Merger Agreement—Termination Fee and Reimbursement of Expenses” beginning on page 75. From time to time, the Company’s board of directors will evaluate and review, among other things, the business, operations, dividend policy and capitalization of the Company and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance shareholder value. If the merger agreement is not adopted by the Company’s shareholders or if the merger is not consummated for any other reason, there can be no assurance that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

Financing

The Buyer Filing Persons estimate that the total amount of funds necessary to consummate the merger and related transactions, including the payment of customary fees and expenses in connection with the merger, will be approximately $20.7 million, assuming no exercise of appraisal rights by shareholders of the Company. That entire amount will be funded by Mr. Jianqiu Yu without any equity or debt financing.

Liability Cap and Limitation on Remedies

Subject to any equitable remedies the Company may be entitled to, our right to receive payment of a reverse termination fee of $500,000, plus our out-of-pocket costs and expenses (up to $500,000) incurred in connection with the merger from Parent (or Mr. Jianqiu Yu, if requested to pay by the Company), is our sole and exclusive remedy for any loss or damage suffered as a result of the failure of the merger to be consummated under certain circumstances or for a breach or failure to perform under the merger agreement or otherwise.

Subject to any equitable remedies Parent or Merger Sub may be entitled to, Parent’s right to receive payment of a termination fee of $500,000, and/or Parent’s and Merger Sub’s out-of-pocket costs and expenses (up to $500,000) incurred in connection with the merger from us, is the sole and exclusive remedy of Parent and Merger Sub against us for any loss or damage suffered as a result of the failure of the merger to be consummated under certain circumstances or for a breach or failure to perform under the merger agreement or otherwise.

The maximum aggregate liability of Parent and Merger Sub, on the one hand, and the Company, on the other hand, for monetary damages in connection with the merger agreement is limited to the termination fee, the reverse termination fee, and reimbursement of expenses, as the case may be.

Interests of Certain Persons in the Merger

In considering the recommendation of the special committee and our board of directors with respect to the merger, you should be aware that Mr. Jianqiu Yu, chairman of our board of directors and our principal executive officer, and certain of our other officers and directors have interests in the transaction that are different from, and/or in addition to, the interests of our shareholders generally. The Company’s board of directors and special committee were aware of such interests and considered them, among other matters, in reaching their decisions to approve the merger, and to approve and adopt the merger agreement and the other transactions contemplated thereby, and recommend that our shareholders vote in favor of approving the merger and approving and adopting the merger agreement and the other transactions contemplated thereby.

Interests of Continuing Shareholders

As the result of the merger, Mr. Jianqiu Yu’s beneficial ownership in the Company will increase from 34.3% to 100%. The Company will become a privately-held company following the completion of the merger. Because of the increase in Mr. Jianqiu Yu’s equity interest in the surviving company, he will enjoy all of the benefits from any future earnings and growth of the surviving company and bear a correspondingly increased risk of any possible decrease in the future earnings, growth or value of the surviving company. Mr. Jianqiu Yu’s investment in the surviving company will be illiquid, with no public trading market for the surviving company’s shares. He will have no certainty of an opportunity to sell his shares in the surviving company at an attractive price, or that any dividends paid by the surviving company will be sufficient to recover his investment.

The merger may provide additional means to enhance shareholder value for the continuing shareholders, including improved profitability due to the elimination of the expenses associated with public company reporting and compliance, increased flexibility and responsiveness in management of the business to achieve growth and respond to competition without the restrictions of short-term earnings comparisons, and additional means for making liquidity available to them, such as through dividends or other distributions.

Indemnification and Insurance

Pursuant to the merger agreement, Parent and Merger Sub have agreed that:

•

The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect at the effective time will survive the merger and may not be amended or modified for a period of six years from the effective time in any manner that would adversely affect the rights of the current or former directors or officers of the Company or any of its subsidiaries.

•

From and after the effective time, the surviving company will comply with all of the Company’s obligations and will cause its subsidiaries to comply with their respective obligations to indemnify (i) the current and former directors or officers of the Company or any subsidiaries against liabilities based on, arising out of or in connection with (a) the fact that such party is or was a director or officer of the Company or such subsidiary, or (b) any acts or omissions occurring before or at the effective time to the extent provided under the Company and its subsidiaries’ respective organizational and governing documents or agreements effective on the date of the merger agreement and to the fullest extent permitted by the Cayman Companies Law or any other applicable law; and (ii) such persons against all liabilities arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its subsidiaries. In addition, from the effective time the surviving company will advance any expenses of any such persons as incurred to the fullest extent permitted under applicable law, provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it is later determined that such person is not entitled to be indemnified.

•

The surviving company will procure directors and officers liability insurance for the Company and its subsidiaries for a period of six years after the effective time on terms with respect to coverage and amount no less favorable than the insurance held by the Company on January 1, 2012; provided that the surviving company will not be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. If the annual premium for such insurance exceeds 300% of the current annual premium paid by the Company for such insurance, Parent will provide the best coverage then available at that price. In addition, the Company may purchase a six-year “tail” prepaid policy prior to the effective time on terms and conditions providing substantially equivalent benefits as the existing directors’ and officers’ liability insurance maintained by the Company.

The Special Committee

On February 24, 2012, our board of directors established a special committee of directors to consider the proposal from Mr. Jianqiu Yu and to take any actions it deems appropriate to assess such proposal and other potential alternative transactions that may be in the best interests of the Company and its unaffiliated shareholders. The special committee is composed of independent directors—Messrs. Denny Ting Bun Lee, Kang Nam Chu and Dongming Zhang. Other than their receipt of board and special committee compensation (which are not contingent upon the consummation of the merger or the special committee’s or board’s recommendation of the merger) and their indemnification and liability insurance rights under the merger agreement, none of the members of the special committee has a financial interest in the proposed merger or any of transactions contemplated thereby and none of them is related to any of the Buyer Filing Persons. Our board of directors did not place any limitations on the authority of the special committee regarding its investigation and evaluation of the proposed transaction.

We have compensated the members of the special committee in exchange for their service in such capacity in an amount equal to $9,000 for the chairman and $7,000 for each other member of the special committee.

Position with the Surviving Company

After consummation of the merger, Mr. Jianqiu Yu expects to continue to serve as chairman of the board of directors and principal executive officer of the surviving company. It is anticipated that the other executive officers of the Company will hold positions with the surviving company that are substantially similar to their current positions.

Related Party Transactions

We adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. In addition to the arrangements in connection with the merger discussed elsewhere in this proxy statement, we completed the following transactions with related parties for the years ended December 31, 2010 and 2011:

Transactions among Certain Directors, Shareholders and Affiliates

The charter of our audit committee as adopted by our board of directors provides that we may not enter into any related-party transaction unless and until it has been approved by the audit committee.

In addition to the arrangements in connection with the merger discussed elsewhere in this proxy statement, we had the following transactions with related parties during the years ended December 31, 2010 and December 31, 2011.

Transactions with Directors of Subsidiaries

Hunan Yin Lian Xiangbei Copper Company Limited (“Jin Xin”), our 75% owned indirect subsidiary, owed RMB34 million ($5.4 million) to its directors, Lian Chen and Hanqiu Liu, when we acquired it in November 2010. Subsequently, Jin Xin repaid RMB3.3 million ($0.5 million) to these directors in November and December, 2010. During the year ended December 31, 2011, Jin Xin borrowed an additional RMB19.1 million ($3.0 million) from outstanding these directors and repaid RMB47.7 million ($7.6 million) to the directors. As of December 31, 2011, the total outstanding amount due to Hanqiu Liu was RMB2.1 million ($0.3 million) and there were no amounts due Lian Chen. This obligation is unsecured, interest free and repayable on demand.

On January 1, 2011, we acquired an additional 8% of the issued share capital of Engen from Gold Hero and Silver Harvest for consideration of approximately $3.5 million and $2.9 million, respectively. In connection with this transaction, Gold Hero and Silver Harvest received nonnegotiable promissory notes from Engen with principle amounts of approximately $2.0 million (RMB12.6 million) and $13.7 million (RMB86.2 million), respectively. These promissory notes bear interest at 6.06% per annum and have a term of one year, subject to annual extensions by Engen at its sole discretion. As of March 31, 2012, the total aggregate amount due under these promissory notes had been fully repaid.

Hunan Yin Lian Xiangbei Copper Company Limited (“Xiangbei”), our 75% owned subsidiary, owed RMB30.0 million ($4.8 million) to its directors, Waiping Huang and Huayi Zhang when we acquired it in August 2011. As of December 31, 2011, Xiangbei owed a total of RMB33.9 million ($5.4 million) to these directors. This obligation is unsecured, interest free and repayable on demand.

Transactions with Jiangui Yu

Mr. Jianqui Yu paid expenditures of RMB12.6 million ($2.0 million) on behalf of a subsidiary and the subsidiary paid RMB6.7 million ($1.1 million) to him during the year ended December 31, 2011. As of December 31, 2011, the subsidiary was indebted to Mr. Jianqiu Yu RMB5.9 million ($0.9 million). The amount due was unsecured, interest free and repayable on demand.

On October 31, 2011, the board of directors of Engen granted Mr. Jianqiu Yu, a director of Engen and chairman of the board of directors and principal executive officer of our Company, share options to purchase up to 1,013 ordinary share of Engen at an exercise price of RMB63,179 ($10,076) per share.

Other Related Party Transactions

For a description of other related party transactions, see our Annual Report on Form 20-F for the year ended December 31, 2011. See “Where You Can Find More Information” for a description of how to obtain a copy of our Annual Report.

Fees and Expenses

Fees and expenses incurred or to be incurred by the Company and the Buyer Filing Persons in connection with the proposed merger are estimated at the date of this proxy statement to be as follows:

Description	Amount

Financial advisor and other professional fees	$715,000

Legal fees and expenses	$1,335,000

Special committee fees	$23,000

Miscellaneous (including filing fees, printing fees, proxy solicitation fees and mailing costs)	$150,000

Total	$2,223,000

These expenses will not reduce the merger consideration to be received by the Company shareholders and ADS holders. Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated thereby will be paid by the party incurring such costs and expenses except as otherwise provided in the merger agreement.

Voting by Continuing Shareholders at the Extraordinary General Meeting

Mr. Jianqiu Yu has agreed to vote all of the Shares beneficially owned by him in favor of the approval and adoption of the merger agreement. Mr. Jianqiu Yu beneficially owns approximately 34.3% of the outstanding Shares of the Company.

Litigation Related to the Merger

We are not aware of any lawsuit that challenges the merger, the merger agreement or any of the transactions contemplated thereby.

Accounting Treatment of the Merger

The merger is expected to be accounted for, at historical cost, as a merger of entities under common control in accordance with Accounting Standards Codification 805-50, “Business Combinations—Related Issues.”

Regulatory Matters

The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with the merger other than the approvals, filings or notices required under the federal securities laws and the filing of the plan of merger (and supporting documentation as specified in the Cayman Companies Law) with the Cayman Islands Registrar of Companies and in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the plan of merger and notice of merger published in the Cayman Islands Gazette.

Earn-Out Arrangements

As previously disclosed, on September 22, 2010, the Company entered into definitive agreements to acquire a controlling interest in Jin Xin, including a stock purchase agreement (the “Jin Xin SPA”) between the Company, Engen, Gold Hero Holdings Limited (“Gold Hero”), and Silver Harvest Holdings Limited (“Silver Harvest”). Under the Jin Xin SPA, the Company was required to place 18 million ordinary shares (the “Jin Xin Earn-Out Shares”) into escrow to be released to Gold Hero in stages pursuant to a three-year earn-out arrangement that is tied to the financial performance of Jin Xin (the “Jin Xin Earn-Out Arrangement”). As of the date hereof, 6 million Jin Xin Earn-Out Shares have been released to Gold Hero and 12 million Jin Xin Earn-Out Shares remain in escrow subject to the Jin Xin Earn-Out Arrangement.

On June 4, 2012, the Company and Engen entered into a deed of amendment to the Jin Xin SPA with Gold Hero and Silver Harvest that will become effective if and when the Merger is consummated. Under the amended Jin Xin SPA, (i) in lieu of releasing Jin Xin Earn-Out Shares to Gold Hero, the Company would be required to pay Gold Hero an amount in cash equal to $0.162 for each Jin Xin Earn-Out Share that it would have otherwise been entitled to receive under the Jin Xin Earn-Out Arrangement and (ii) the remaining Jin Xin Earn-Out Shares held in escrow would be cancelled upon the consummation of the Merger.

As previously disclosed, on July 27, 2011, the Company entered into definitive agreements to acquire a controlling interest in Xiangbei, including a share purchase agreement (the “Xiangbei SPA”) between the Company, Engen, Gold Wide Enterprises Limited (“Gold Wide”), Silvery Boom Limited (“Silvery Boom”), Gold Hero, and Silver Harvest. Under the Xiangbei SPA, the Company is required to issue up to 20 million ordinary shares (the “Xiangbei Earn-Out Shares”) to Gold Wide and Silvery Boom in stages pursuant to a three-year earn-out arrangement that is tied to the financial performance of Xiangbei (the “Xiangbei Earn-Out Arrangement”). As of the date hereof, approximately 3.1 million Xiangbei Earn-Out Shares have been issued by the Company to Gold Wide and Silvery Boom and approximately 16.9 million Xiangbei Earn-Out Shares remain issuable pursuant to the Xiangbei Earn-Out Arrangement.

In addition, under the Xiangbei SPA, the Company is required to issue ordinary shares (the “Guarantee Shares”) with a value of up to RMB20.0 million ($3.2 million) to Gold Wide and Silvery Boom if the volume weighted average trading price of the Company’s ordinary shares over the 30 calendar day period immediately following the public announcement of the Company’s annual financial results for 2013 is below $1.25 per ordinary share (or $12.50 per ADS) (the “Share Price Guarantee”).

On June 4, 2012, the Company and Engen entered into a deed of amendment to the Xiangbei SPA with Gold Wide, Silvery Boom, Gold Hero and Silver Harvest that will become effective if and when the Merger is consummated. Under the amended Xiangbei SPA, (i) in lieu of issuing Xiangbei Earn-Out Shares to Gold Wide and Silvery Boom, the Company would be required to pay each of Gold Wide and Silvery Boom amounts in cash equal to $0.162 for each Xiangbei Earn-Out Share that they would have otherwise been entitled to receive under the Xiangbei Earn-Out Arrangement and (ii) in lieu of issuing Guarantee Shares to Gold Wide and Silvery Boom, the Company would be required to pay each of Gold Wide and Silvery Boom an amount in cash equal to $0.162 for each Guarantee Share that they would have otherwise been entitled to receive under the Share Price Guarantee.

Appraisal Rights

See “Appraisal Rights—Requirements for Exercising Appraisal Rights” starting on page 76.

Certain Material U.S. Federal Income Tax Consequences

See “Material U.S. Federal Income Tax Consequences” starting on page 86.

Material PRC Income Tax Consequences

See “Material PRC Income Tax Consequences” starting on page 89.

Material Cayman Islands Tax Consequences

See “Material Cayman Islands Tax Consequences” starting on page 90.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement, the documents attached hereto and the documents incorporated by reference in this proxy statement are forward-looking statements based on estimates and assumptions. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the merger. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about our business and the proposed merger, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “plans,” “projects,” “will” and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this proxy statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

The following factors, among others, could cause actual results or matters related to the merger to differ materially from what is expressed or forecasted in the forward-looking statements:

•	the satisfaction of the conditions to consummation of the merger, including the approval of the merger agreement by our shareholders;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the effect of the announcement or pendency of the merger on our business relationships, operating results and business generally;

•	the risk that the merger may not be completed in a timely manner or at all, which may adversely affect our business and the prices of our Shares and ADSs;

•	the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the merger agreement;

•	the potential diversion of our management’s attention from our ongoing business operations;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the merger; and

•

other risks detailed in our filings with the SEC, including the information set forth under the caption in “Item 3D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011. See “Where You Can Find More Information” on page 92.

We believe that the assumptions on which our forward-looking statements are based are reasonable. However, many of the factors that will determine our future results are beyond our ability to control or predict and we cannot guarantee any future results, levels of activity, performance or achievements. We cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

MARKET PRICE OF THE COMPANY’S ADSs, DIVIDENDS AND OTHER MATTERS

Market Price of the Company’s ADSs

The following table provides the high and low closing prices for our ADSs, each representing ten Shares, on the NYSE under the symbol “GU,” for (i) the years 2010, 2011 and 2012 (through July 19, 2012), (ii) the four quarters of 2010, the four quarters of 2011 and the first two quarters of 2012, and (iii) each of the past six months (through July 19, 2012):

	Closing Price Per ADS (in $)
	High	Low
Annual
2010	7.25	2.95
2011	6.40	1.10
2012 (through July 19, 2012)	1.70	0.81
Quarterly
2010
First quarter	7.25	4.90
Second quarter	5.95	3.50
Third quarter	4.80	2.95
Fourth quarter	6.50	3.01
2011
First quarter	6.40	4.07
Second quarter	4.76	1.77
Third quarter	2.94	1.31
Fourth quarter	2.70	1.10
2012
First quarter	1.70	1.00
Second quarter	1.61	0.81
Third quarter (through July 19, 2012)
Monthly
2011
December	1.82	1.10
2012
January	1.53	1.00
February	1.70	1.20
March	1.68	1.42
April	1.61	1.27
May	1.40	0.81
June	1.52	0.87
July (through July 19, 2012)	1.50	1.44

On February 23, 2012, the last trading day prior to the announcement by the Company’s board of directors that it had received a “going private” proposal, the reported closing sales price of our ADSs on the New York Stock Exchanges was $1.23 per ADS. The proposed merger consideration of $1.62 per ADS, or $0.162 per Share, represents a premium of approximately 31.71% to the closing trading price of $1.23 per ADS, or $0.123 per Share, on February 23, 2012, and a 25.78% premium over the 30-day volume weighted average price as quoted by Bloomberg L.P. on February 23, 2012, the last trading day prior to the Company’s announcement on February 24, 2012, that it had received a “going private” proposal. On [—], 2012, the most recent practicable date before the printing of this proxy statement, the high and low reported sales price of our ADSs was $[—] and $[—], respectively, or $[—] and $[—] per Share. You are urged to obtain a current market price quotation for your ADSs in connection with voting your Shares.

Dividend Policy

Our board of directors has complete discretion on whether to pay dividends on our Shares or ADSs. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

The Company has not paid any dividends during the last two years. We do not expect to declare or pay any further dividends prior to the merger, and under the terms of the merger agreement, are prohibited from doing so without Parent’s prior written approval.

In addition, our ability to pay dividends depends substantially on the payment of dividends to us by our operating subsidiaries in China. Each of the operating subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises, or WFOEs, and joint venture enterprises is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. Our statutory reserves are not distributable as loans, advances or cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends and otherwise fund and conduct our businesses. See “Item 3. Key Information—D. Risk Factors—Risks Related to Business Operations in China—Our PRC subsidiaries are subject to restrictions on dividend payments that could materially impact our ability to receive dividends.” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, which is incorporated herein by reference.

If we pay any dividends, the depositary will distribute such payments to our ADS holders to the same extent as holders of the corresponding numbers of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

THE EXTRAORDINARY GENERAL MEETING

We are furnishing this proxy statement to you, as a holder of our Shares or ADSs, as part of the solicitation of proxies by the Company’s board of directors for use at the extraordinary general meeting described below.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting is scheduled to be held at Unit 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong, 2012, at 11:00 am Hong Kong time.

Proposals to be Considered at the Extraordinary General Meeting

At the meeting, you will be asked to consider and vote upon:

•	as special resolutions:

THAT the agreement and plan of merger dated as of June 4, 2012, among Trillion Energy Holdings Limited, Trillion Energy Investments Holdings Limited, the Company and Mr. Jianqiu Yu (such agreement and plan of merger being in the form attached to the Proxy Statement, which will be produced and made available for inspection at the extraordinary general meeting) and any and all transactions contemplated thereby be and are hereby authorized, approved and adopted by the Company; and

THAT the directors of the Company be and are hereby authorized and instructed to undertake all such matters and to do all such things as may be required to give effect to the merger agreement; and

•	if necessary, as an ordinary resolution:

THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting.

If the proposed merger is completed, each Share, including Shares represented by ADSs, issued and outstanding immediately prior to the effective time, other than the Excluded Shares, shall be cancelled in exchange for the right to receive the per Share merger consideration of $0.162 per Share in cash without interest. Each ADS issued and outstanding immediately prior to the effective time, other than ADSs beneficially owned by Mr. Jianqiu Yu, any person controlled by him prior to the effective time, will represent the right to receive the per ADS merger consideration of $1.62 per ADS in cash without interest pursuant to the terms and conditions set forth in the merger agreement. At the effective time, all of the Shares will cease to be outstanding, shall be cancelled and shall cease to exist. Each Share (other than Excluded Shares) will thereafter represent only the right to receive the per Share merger consideration without interest, and any Shares held by dissenting shareholders will thereafter represent only the right to receive the fair value of their Shares as determined under the Cayman Companies Law. The Founder Shares will be cancelled for no consideration. At the effective time, each ordinary share, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the effective time will be converted into one fully paid and non-assessable ordinary share, par value $0.001 per share, of the surviving company. Shares reserved under the Company’s share option scheme adopted as of November 9, 2007, that have been provisionally deposited with the depositary for the ADSs and are not subject to any outstanding option under the Company’s share option scheme will be cancelled for no consideration.

Our Board’s Recommendation

Our board of directors, acting upon the unanimous recommendation of the special committee of our board of directors:

•

determined that the merger, on the terms and subject to the consideration set forth in the merger agreement, is in the best interests of the Company and its unaffiliated shareholders and declared it advisable to enter into the merger agreement;

•	approved the merger, the merger agreement and the other transactions contemplated thereby; and

•	recommends that the Company’s shareholders vote FOR the approval and adoption of the merger agreement.

Record Date; Shares and ADSs Entitled to Vote

You are entitled to vote at the extraordinary general meeting if you own Shares at the close of business on [—], 2012, the Share record date for voting at the extraordinary general meeting. If you own Shares at the close of business on the Share record date, the deadline for you to lodge your proxy card and vote is [—], 2012, at [—] (Hong Kong time). If you own ADSs at the close of business in New York City on [—], 2012, the ADS record date, you cannot attend or vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) on how to vote the Shares underlying your ADSs. The ADS depositary must receive your instructions no later than [—] (New York City time) on [—], 2012, in order to ensure your Shares are properly voted at the extraordinary meeting. Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs and become a holder of Shares prior to the close of business on [—], 2012. Each outstanding Share on the record date entitles the holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment thereof. See “Procedures for Voting” below.

Quorum

A quorum of our shareholders is necessary to have a valid shareholders’ meeting. The required quorum for the transaction of business at the extraordinary general meeting is at least two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative, representing not less than one-third in nominal value of the total issued voting Shares. We expect, as of the Share record date, there will be 193,912,859 Shares entitled to be voted at the extraordinary general meeting. In the event that a quorum is not present at the extraordinary general meeting, we currently expect that we will adjourn the extraordinary general meeting to solicit additional proxies in favor of the approval and adoption of the merger agreement. In no event will any such adjournment be longer than 30 calendar days after the originally scheduled meeting date or later than ten business days prior to the termination date under the merger agreement.

Vote Required

Under the Cayman Companies Law and the merger agreement, we cannot complete the proposed merger unless the merger agreement is approved and adopted (i) by a special resolution authorizing the merger approved by registered shareholders representing not less than two-thirds of the Shares, present and voting in person or by proxy as a single class at a general meeting of which notice specifying the intention to prepare the resolution as a special resolution has been duly given and, pursuant to the merger agreement and (ii) by the affirmative vote of shareholders representing a majority of the total issued and outstanding Shares, excluding the Excluded Shares. Any Excluded Shares that are voted will be counted towards determining whether the special resolution has passed but not towards determining whether the majority of the minority vote requirement has been satisfied. The 22,145,200 Shares held by subsidiaries of the Company will be voted in accordance with the recommendation of the special committee of the Company’s board of directors, and such Shares will be counted towards determining whether the special resolution has passed but not towards determining whether the majority of the minority vote requirement has been satisfied. In addition, any Shares voted by the ADS Depositary at the direction of the Company pursuant to Section 4.07 of the Deposit Agreement will be counted towards determining whether the special resolution has passed but treated as shares not voted for purposes of determining whether the majority of the minority vote requirement is satisfied. If the ADS depositary timely receives valid voting instructions from an ADS holder which fail to specify the manner in which the ADS depositary is to vote the Shares represented by ADSs held by such ADS holder, such ADS holder will be deemed to have instructed the ADS depositary to vote in favor of the items set forth in the voting instructions and the Shares so voted will be counted towards determining whether the special resolution has passed and whether the majority of the minority vote requirement is satisfied. To the extent known by the Company after making reasonable inquiry, except as set forth under the caption “Security Ownership of Certain Beneficial Owners and Management of the Company,” no executive officer, director or affiliate of the Company or any of the Buyer Filing Persons currently hold any securities of the Company. Shares held by any of the subsidiaries of the Company will be voted by such subsidiary in accordance with the special committee’s recommendation for the purpose of the special resolution (but not the majority of the minority vote).

Procedures for Voting

Shares

Holders of record of our Shares may vote their Shares by attending the extraordinary general meeting and voting their Shares in person, or by completing the enclosed proxy card in accordance with the instructions set forth on the proxy card. The deadline to lodge your proxy card is [—] at [—] (Hong Kong time).

Shareholders who hold their Shares in “street name,” meaning in the name of a bank, broker or other person who is the record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a proxy from the record holder to vote their Shares at the extraordinary general meeting.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards should contact MacKenzie Partners, Inc., our proxy solicitor, toll free at (800) 322-2885 (or (212) 929-5500 outside of the United States).

ADSs

If you own ADSs as of the close of business in New York City on [—], 2012, you cannot attend or vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs by completing and signing the enclosed ADS Voting Instruction Card and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS depositary no later than [—] (New York City time) on [—], 2012. Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs and become a holder of Shares prior to the close of business in New York City on [—], 2012, the Share record date. The ADS depositary shall endeavor, in so far as practicable, to vote or cause to be voted the number of Shares represented by your ADSs in accordance with your voting instructions. If you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote.

If the ADS depositary timely receives valid voting instructions from an ADS owner which fail to specify the manner in which the ADS depositary is to vote the Shares represented by ADSs held by such ADS owner, such ADS owner is deemed to have instructed the ADS depositary to vote in favor of the items set forth in the voting instructions. The Company has informed the ADS depositary that it reserves, in its sole discretion, the right under Section 4.07 of the Deposit Agreement to request the ADS depositary to issue a discretionary proxy in favor of a person to be designated by the Company to vote any Shares represented by ADSs for which the ADS depositary does not timely receive valid voting instructions from the ADS holders as of the close of business on [—], 2012. Under the terms of the Deposit Agreement, no discretionary proxy is to be issued in respect of Shares represented by unvoted ADSs with respect to any matter as to which the Company informs the ADS depositary that there exists substantial opposition or that would have a material adverse impact on the holders of ADSs or on the Company’s shareholders. The ADS depositary will, in accordance with the terms of the Deposit Agreement, rely on the determination by the Company. As of the date hereof, the Company is not aware of any substantial opposition to any matter to be voted on at the extraordinary general meeting and does not believe any such matter will have a material adverse impact on the holders of ADSs or on the Company’s shareholders. Any Shares voted by the ADS depositary at the direction of the Company pursuant to Section 4.07 of the Deposit Agreement will be counted towards determining whether the special resolution has passed but treated as shares not voted for purposes of determining whether the majority of the minority vote requirement is satisfied. If the ADS depositary timely receives valid voting instructions from an ADS holder which fail to specify the manner in which the ADS depositary is to vote the Shares represented by ADSs held by such ADS holder, such ADS holder will be deemed to have instructed the ADS depositary to vote in favor of the items set forth in the voting instructions and the Shares so voted will be counted towards determining whether the special resolution has passed and whether the majority of the minority vote requirement is satisfied.

Voting of Proxies and Failure to Vote

All Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted FOR approval of the merger and approval and adoption of the merger agreement and the other transactions contemplated thereby and FOR approval of the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting unless the shareholder appoints a person other than the chairman of the meeting as proxy, in which case the Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines.

If a shareholder fails to vote by proxy or in person, it will be more difficult for the Company to obtain the necessary quorum to transact business at the extraordinary general meeting and to obtain required votes described in “Vote Required.”

Brokers or other nominees who hold our Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers. Broker non-votes will be counted towards a quorum but will not be treated as voted at the extraordinary general meeting.

Revocability of Proxies

Registered holders of our Shares may revoke their proxies in one of three ways:

•

First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting at least two hours before the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to Unit 908, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

•

Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no less than 48 hours prior to the extraordinary general meeting.

•

Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting.

If a shareholder holds Shares through a broker and has instructed the broker to vote the shareholder’s Shares, the shareholder must follow directions received from the broker to change those instructions.

Holders of our ADSs may revoke their voting instructions by notification to the ADS depositary in writing at any time prior to [—] (New York City time) on [—], 2012. A holder of ADSs can do this in one of two ways:

•	First, a holder of ADSs can revoke its voting instruction by written notice of revocation timely delivered to the ADS depositary.

•

Second, a holder of ADSs can complete, date and submit a new ADS Voting Instruction Card to the ADS depositary bearing a later date than the ADS Voting Instruction Card sought to be revoked to the ADS depositary.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Whom to Call for Assistance

If you need assistance, including help in changing or revoking your proxy, please contact MacKenzie Partners, Inc, which is acting as a proxy solicitation agent and information agent in connection with the merger as follows:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Shareholders, banks and brokers may call toll free at (800) 322-2885

(or call collect at (212) 929-5500 from outside of the United States)

Email: proxy@mackenziepartners.com

Solicitation of Proxies

We have engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies from banks, brokerage firms, nominees, institutional holders and individual investors for the extraordinary general meeting. We expect that MacKenzie Partners, Inc.’s fees for its services will be approximately $15,000 plus certain costs associated with telephone solicitations, if required, and reimbursement of out-of-pocket expenses. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will reimburse banks, brokers, nominees, custodians and fiduciaries for their reasonable expenses in forwarding copies of this proxy statement to the beneficial owners of our Shares and in obtaining voting instructions from those owners. We will pay all expenses of filing, printing and mailing this proxy statement.

Other Business

We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in the notice convening the meeting.

THE MERGER AGREEMENT

The following summary describes material provisions of the merger agreement. This summary may not include all of the information about the merger agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached as Annex A and incorporated by reference into this section of this proxy statement. You are urged to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

The merger agreement summary below is included in this proxy statement only to provide you with information regarding the terms and conditions of the merger agreement, and not to provide any other factual information regarding the Company, Parent, Merger Sub or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement and in the documents incorporated by reference in this proxy statement. See the section entitled “Where You Can Find More Information” beginning on page 92.

The representations, warranties and covenants contained in the merger agreement and described in this proxy statement were made only for purposes of the merger agreement and as of specific dates and may be subject to more recent developments, were made solely for the benefit of the parties to the merger agreement and may be subject to limitations agreed upon by the contracting parties, including being qualified by reference to confidential disclosures, for the purposes of allocating risk between parties to the merger agreement instead of establishing these matters as facts, and may apply standards of materiality in a way that is different from what may be viewed as material by you or by other investors. Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time. The representations and warranties contained in the merger agreement do not survive the closing of the merger. Investors should not rely on the representations, warranties and covenants or any description of them as characterizations of the actual state of facts or condition of the Company, Parent or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company.

Structure and Completion of the Proposed Merger

The merger agreement provides for the merger of Merger Sub with and into the Company upon the terms, and subject to the conditions, of the merger agreement. If the proposed merger is completed, the Company will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent. The closing will occur on either (i) the second business day following the day when all of the closing conditions have been satisfied or waived or (ii) if (a) all of the closing conditions have been satisfied or waived, (b) any holder of options to purchase Shares has not delivered a consent to the termination of their options effective as of the closing of the merger and (c) Parent requests in writing that the closing not occur on the date specified in clause (i) above within one business day following the satisfaction or waiver of all closing conditions, then Parent, Merger Sub and the Company shall execute a certificate stating that the merger is unconditional and the parties shall deposit with an escrow agent the merger consideration, the executed plan of merger and irrevocable instructions to the escrow agent directing it to deposit the merger consideration with the paying agent and to file the plan of merger with the Registrar of Companies of the Cayman Islands on the fifteenth day after such date. In either event, on the closing date the plan of merger and other related documents will be filed with the Registrar of Companies of the Cayman Islands. The merger will become effective within seven business days after the closing date.

We expect that the proposed merger will be completed during the third calendar quarter of 2012, after all conditions to the proposed merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the proposed merger will be satisfied or waived; however, we intend to complete the proposed merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

Upon completion of the proposed merger, the memorandum and articles of association of Merger Sub as in effect at the effective time will be the memorandum and articles of association of the Company as the surviving company (except that at the effective time, Article I of the memorandum and articles of association of the surviving company will be amended to provide that the name of the surviving company will be Gushan Environmental Energy Limited). The directors of Merger Sub at the effective time will become the directors of the Company and the executive officers of the Company will remain the executive officers of the Company, unless otherwise determined by Parent prior to the effective time.

Merger Consideration

Other than the Excluded Shares, each Share issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive $0.162 in cash per Share ($1.62 per ADS), without interest.

Each of the Excluded Shares (other than Dissenting Shares) will, by virtue of the merger and without any action on the part of its holder, cease to be outstanding, will be cancelled and will cease to exist without payment of any consideration or distribution therefor.

Each dissenting shareholder will be entitled to receive only the payment resulting from the procedures set forth in Section 238 of the Cayman Companies Law with respect to Shares owned by such dissenting shareholder.

At the effective time, each ordinary share, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the effective time, will be converted into one fully paid and non-assessable ordinary share, par value $0.001 per share, of the surviving company.

A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such shareholder either (a) has been sent to such shareholder and has been returned undelivered or has not been cashed or, (b) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered and in any such case no valid claim in respect thereof has been communicated in writing to the Company, or (iii) notice of the Company extraordinary general meeting convened to vote on the merger has been sent to such shareholder and has been returned undelivered. Monies due to dissenting shareholders and shareholders of the Company who are untraceable and any monies which are returned will be held by the surviving company in a separate non interest bearing bank account for the benefit of dissenting shareholders and shareholders of the Company who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the extraordinary general meeting will be forfeited and will revert to the surviving company.

Treatment of Options

At the effective time, each option to purchase Shares pursuant to the share option scheme adopted as of November 9, 2007, that is then outstanding and unexercised, whether not then vested, will be cancelled and converted into the right to receive, immediately following the effective time, a cash payment equal to the product of (i) the amount by which $0.162 exceeds the exercise price per Share of such option and (ii) the number of Shares subject to such option. If the exercise price per Share of any option is equal to or greater than $0.162, no payment will be made in respect thereof. The share option scheme adopted as of November 9, 2007, will be terminated as of the effective time.

On the closing date of the merger, the options to purchase 1,094,656 Shares held by Mr. Kwong, the Company’s president, pursuant to a service agreement between the Company and Mr. Kwong dated September 21, 2007, shall be cancelled without the payment of any consideration.

Holders of options to purchase Shares pursuant to the share option scheme wishing to exercise appraisal rights must exercise their options and become holders of Shares by [—], 2012. Thereafter, such former holders of options must comply with the procedures and requirements for exercising appraisal rights with respect to the Shares under Section 238 of the Cayman Companies Law. If holders of options to purchase Shares exercise their options prior to the closing of the merger but after [—], 2012, they will not be entitled to exercise appraisal rights in connection with the merger but will receive the merger consideration if the merger is consummated.

In the event that any holder of options to purchase Shares pursuant to the Company’s share option scheme does not execute a consent providing that such options will expire at the effective time of the merger, after the satisfaction or waiver of all conditions to the merger, Parent may elect to require that certain actions be taken to cause such options to lapse before the closing date of the merger. These actions consist of the following (i) the closing will be delayed by 15 calendar days, (ii) Parent, Merger Sub and the Company will certify that the merger has become unconditional, (iii) Parent will deposit the merger consideration with an escrow agent and (iv) Parent, Merger Sub and the Company will execute the plan of merger and deposit it with the escrow agent with irrevocable instructions to release the merger consideration and file the plan of merger with the Cayman Islands Registrar of Companies fifteen days thereafter. We refer to the date that Parent, Merger Sub and the Company declare the merger unconditional as the “certification date.”

Exchange Procedures

Prior to the effective time, Parent will enter into an agreement with a bank or trust company to serve as paying agent with respect to the merger. At the effective time, Parent will deposit with the paying agent for the benefit of the holders of Shares and ADSs, the merger consideration for the paying agent to make payments under the merger agreement. Promptly after the effective time, the paying agent will mail to each registered holder of Shares (other than holders of the Excluded Shares) (i) a letter of transmittal specifying how the delivery of the merger consideration to registered holders of the Shares will be effected and (ii) instructions for effecting the surrender of share certificates in exchange for the per Share merger consideration. Upon surrender of a share certificate, each registered holder of Shares will receive an amount equal to (x) the number of Shares multiplied by (y) the per Share merger consideration. Promptly following the effective time, the paying agent will transmit to the ADS depositary an amount equal to the product of (x) the number of ADSs and (y) the per ADS merger consideration. The ADS depositary will distribute the per ADS merger consideration to ADS holders pro rata based upon their holdings of ADSs upon surrender of the ADSs.

Representations and Warranties

The representations and warranties made by the Company to Parent and Merger Sub in the merger agreement include representations and warranties relating to, among other things:

•	due incorporation, existence, good standing and authority to carry on the Company’s business;

•

the Company’s capitalization, the absence of preemptive or other similar rights or any debt securities that give its holders the right to vote with the Company’s shareholders and the absence of encumbrances on the Company’s ownership of the equity interests of its subsidiaries;

•

the Company’s corporate power and authority to execute, deliver and perform its obligations and to consummate the transactions under the merger agreement, and the enforceability of the merger agreement against the Company;

•

the declaration of advisability of the merger agreement and the merger by the special committee and by the board of directors of the Company, and the approval of the merger agreement and the merger by the board of directors of the Company;

•

the absence of (i) a breach or violation of, or a default under, the governing documents of the Company and its subsidiaries, (ii) a material breach or violation of applicable law, (iii) a default or an acceleration of obligations under material agreements and (iv) the creation of any lien on any properties or assets of the Company, in each case, as a result of the Company entering into and performing under the merger agreement and consummating the transactions contemplated by the merger agreement;

•	the required vote of the Company’s shareholders to approve the merger agreement;

•	governmental consents and approvals required to consummate the merger;

•	the Company’s SEC filings since January 1, 2009 and the financial statements included therein;

•

compliance with the Sarbanes-Oxley Act of 2002 the Securities Act of 1933 (as amended, and the rules and regulations promulgated thereunder the “Securities Act”) and the Securities Exchange Act of 1934 (as amended, and the rules and regulations promulgated thereunder the “Exchange Act”);

•	the Company’s disclosure controls and procedures and internal controls over financial reporting;

•	the accuracy of the information provided in the Schedule 13E-3 and this proxy statement;

•	the absence of any amendment to the memorandum and articles of association of the Company from December 31, 2011 to June 4, 2012;

•	the absence of a “Material Adverse Effect” (as defined below) and the absence of certain other changes or events from December 31, 2011 to June 4, 2012;

•	the conduct of business in accordance with the ordinary course consistent with past practice from December 31, 2011 to June 4, 2012;

•	the absence of legal proceedings and governmental orders against the Company or its subsidiaries;

•	the absence of certain undisclosed liabilities;

•	employee benefits plans;

•	compliance with applicable laws, licenses and permits;

•

compliance with the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, and the Foreign Corrupt Practices Act of 1977;

•	material contracts and the absence of any default under, or termination of, any material contract;

•	real property and other material properties and assets;

•	the absence of a shareholder rights agreement and the inapplicability of any anti-takeover law to the merger;

•	environmental matters;

•	tax matters;

•	labor matters;

•	intellectual property;

•	customers and suppliers;

•	insurance policies;

•	the receipt of an opinion from Piper Jaffray;

•	product liability; and

•	the absence of any undisclosed brokers’ or finders’ fees.

Many of the representations and warranties made by the Company in the merger agreement are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the merger agreement, a “Material Adverse Effect” means any change, effect, event, circumstance or occurrence, that individually or in the aggregate with all other effects, has or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, properties, financial condition or consolidated results of operations of the Company and its subsidiaries, taken as a whole. However, none of the following and no effect, alone or in combination, related to or arising out of any of the following, will be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur:

•	effects attributable to the consummation of the transactions contemplated by, or the announcement of the execution of, the merger agreement;

•

any change in the Company’s share price or trading volume (although the underlying cause of such change may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur);

•

any action taken by the Company or any of its subsidiaries required by the merger agreement, with Parent’s or Merger Sub’s written consent or at the written request of Parent, Merger Sub or Mr. Jianqiu Yu;

•	any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective affiliates;

•

effects that affect the industry in which the Company and its subsidiaries operate (in each case, only to the extent they do not have a materially disproportionate effect on the Company and its subsidiaries);

•	changes in general business, economic or political conditions (in each case, only to the extent they do not have a materially disproportionate effect on the Company and its subsidiaries);

•

effects affecting the financial, credit or securities markets in which the Company or any of its subsidiaries operates, including changes in interest rates or foreign exchange rates (in each case, only to the extent it does not have a materially disproportionate effect on the Company and its subsidiaries);

•

any effect caused by acts of armed hostility, sabotage, terrorism or war (whether or not declared); including any escalation or worsening occurring after the date of the merger agreement (in each case, only to the extent it does not have a materially disproportionate effect on the Company and its subsidiaries);

•

earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters, or other similar force majeure events (in each case, only to the extent it does not have a materially disproportionate effect on the Company and its subsidiaries);

•

changes or modifications in GAAP or applicable law or the interpretation or enforcement thereof occurring after the date of the merger agreement (in each case, only to the extent it does not have a materially disproportionate effect on the Company and its subsidiaries);

•

the failure by the Company or any of its subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (although the underlying cause of such failure may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur);

•	any change or prospective change in the Company’s credit ratings; and

•

any loss of, or change in, the relationship of the Company or any of its subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of the merger agreement, the consummation of the transactions contemplated by the merger agreement or the announcement of any of the foregoing.

The representations and warranties made by Parent and Merger Sub in the merger agreement to the Company include representations and warranties relating to, among other things:

•	their due incorporation, existence and good standing;

•

their corporate power and authority to execute, deliver and perform their obligations under and to consummate the transactions contemplated by the merger agreement, and the enforceability of the merger agreement against them;

•	the approval of the merger agreement and the merger by (i) the board of directors of each of Parent and Merger Sub and (ii) Parent as the sole shareholder of Merger Sub;

•	sufficiency of funds to consummate the merger and the other transactions contemplated by the merger agreement;

•	capitalization of Parent and Merger Sub, Parent ownership of Merger Sub and the operations of Merger Sub;

•	governmental consents and approvals required to consummate the merger;

•

the absence of (i) a breach or violation of, or a default under, the governing documents of Parent or Merger Sub, (ii) a breach or violation of applicable law, and (iii) a default under certain agreements;

•	the absence of legal proceedings against Parent or Merger Sub;

•	the absence of any undisclosed brokers’ or finders’ fees;

•	solvency of Parent and the surviving company as of the effective time and immediately following consummation of the merger;

•

the absence of undisclosed shares and other securities of, any other rights to acquire the shares and other securities of, or any other economic interest in, the Company, beneficially owned by Parent or Merger Sub;

•	the accuracy of the information provided by Parent or Merger Sub for inclusion in the Schedule 13E-3 and this proxy statement;

•	the absence of certain agreements or compensation or equity arrangements relating to the Company; and

•	non-reliance on the Company’s estimates.

Conduct of Business Prior to Closing

Under the merger agreement, the Company has agreed that, subject to certain exceptions in the merger agreement, from the date of the merger agreement until the earlier of the effective time or the termination of the merger agreement, the Company and its subsidiaries will cause their businesses to be conducted in the ordinary course consistent with past practice and, to the extent consistent therewith, the Company and its subsidiaries will use their reasonable best efforts to preserve their business organizations substantially intact and maintain existing relations and goodwill with governmental entities, key customers, suppliers, distributors, employees and other persons with whom they have material business relationships.

Subject to certain exceptions set forth in the merger agreement and the disclosure schedules the Company delivered in connection with the merger agreement, unless Parent consents in writing (which consent cannot be unreasonably withheld), the Company will not and will not permit its subsidiaries to, among other things:

•	adopt or propose any change in the organizational or governing documents of the Company or any of its subsidiaries;

•

merge or consolidate the Company or any of its subsidiaries (except for transactions among wholly owned subsidiaries that are not obligors or guarantors of third party indebtedness), or other than in the ordinary course, restructure, reorganize or completely or partially liquidate or otherwise enter into any contracts imposing changes or restrictions on its assets, operations or businesses that are material to the Company and its subsidiaries taken as a whole;

•

acquire shares or assets of a third party or make any investment, in each case, other than in the ordinary course of business or, if outside the ordinary course of business, in an amount not to exceed RMB1,000,000 ($160,000) for any transaction or related series of transactions;

•	issue, sell, pledge, transfer or otherwise dispose of any shares of capital stock of the Company and its subsidiaries or any rights to acquire the Company’s securities, subject to certain exceptions;

•

create or incur any lien on (i) intellectual property owned or exclusively licensed or other material intellectual property or on any other assets of the Company or any of its subsidiaries outside the ordinary course of business or (ii) any other assets of the Company or any of its subsidiaries which assets have a value in excess of RMB1,000,000 ($160,000), other than permitted liens;

•

make any loans, advances, guarantees or capital contributions or investments (other than to the Company or its any direct or indirect wholly-owned subsidiaries), except in the ordinary course of business not in excess of RMB1,000,000 ($160,000) in the aggregate or pursuant to contracts in effect as of the date of the merger agreement;

•

declare, set aside, make or pay dividends or other distribution with respect to the share capital of the Company or any of its subsidiaries (except for dividends paid by any wholly-owned subsidiary to any other wholly-owned subsidiary) or enter into any contract with respect to the voting of the share capital of the Company or any of its subsidiaries;

•	reclassify, split, combine or subdivide any of the share capital of the Company or any of its subsidiaries or securities convertible into or exercisable for any such share capital;

•

incur, alter, amend or modify any indebtedness for borrowed money or guarantee of a third party’s indebtedness or permit any subsidiary of the Company to guarantee any indebtedness of the Company (other than the incurrence or guarantee of indebtedness in the ordinary course of business that does not exceed RMB1,000,000 ($160,000) in the aggregate, all outstanding indebtedness of the Company and its subsidiaries and any borrowings under the existing credit facilities and indebtedness to fund the Company’s anticipated capital expenditures as disclosed in the Company’s annual report on Form 20-F filed with the SEC on May 15, 2012);

•	issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its subsidiaries;

•

make or authorize capital expenditures except as disclosed in the Company’s annual report on Form 20-F filed on May 15, 2012, or in the ordinary course of business consistent with past practice and in an amount not in excess of RMB1,000,000 ($160,000);

•	make material changes in accounting policies or procedures, except as required by changes in generally accepted accounting principles or applicable regulatory accounting requirements;

•

settle any proceeding before a governmental authority by or against the Company or any of its subsidiaries, other than settlements entered into in the ordinary course of business consistent with past practice, requiring only the payment of monetary damages not exceeding RMB1,000,000 ($160,000) and not involving the admission of wrongdoings by the Company or any of its subsidiaries;

•	engage in the conduct of any new line of business material to the Company and its subsidiaries taken as a whole;

•	create any new subsidiaries;

•

enter into, amend or modify (except for any modification or amendment that is beneficial to, or not materially less favorable to, the Company) in any material respect or terminate, or waive any material rights under, any material contract;

•

make or change any material tax election, materially amend any tax return, enter into any material agreements with respect to taxes, surrender any right to claim a material refund of taxes, settle or finally resolve any material controversy with respect to taxes or materially change any method of tax accounting;

•

transfer, sell, license, mortgage, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of (i) any of the Company’s material intellectual property, or (ii) any of the Company’s material assets, licenses, operations, rights, interests, product lines or businesses, except in connection with services provided in the ordinary course of business, sales of products in the ordinary of business, sales of obsolete assets, or sales, leases, licenses or other dispositions of assets of not more than RMB1,000,000 ($160,000) in the aggregate;

•

except for limited exceptions, (i) enter into any new employment or compensatory agreements, other than in the ordinary course of business consistent with past practice with respect to non-executive officer employees, employees with an annual base salary of less than RMB10,000 ($1,600) and independent contractors; (ii) grant any severance or termination payments or benefits to any employee of the Company or any of its subsidiaries; (iii) increase the compensation, bonus, pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any employee of the Company or any of its subsidiaries other than in the ordinary course of business consistent with past practice, (iv) establish, adopt, amend or terminate any benefit or compensation plan of the Company (except as required by law) or amend the terms of any outstanding equity-based awards; (v) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any benefit or compensation plan of the Company, to the extent not already required in any such benefit or compensation plan; (vi) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any the Company’s benefit plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined (except as required by GAAP); or (vii) forgive any loans made to employees of the Company or its subsidiaries;

•	fail to make in a timely manner any filings with the SEC required under the Exchange Act or the Securities Act; or

•	agree, authorize or commit to do any of the foregoing.

No Solicitation of Company Acquisition Proposals

The Company agreed that from the date of the merger agreement until the effective time, neither the Company nor any of its subsidiaries nor any of the officers and directors of the Company or any of its subsidiaries will, and the Company will instruct and cause the Company’s and its subsidiaries’ representatives, not to, directly or indirectly:

•

initiate, solicit, endorse or knowingly encourage, induce, or facilitate (including by providing information) any inquiries, proposals or offers or afford access to employees, business, properties, assets, books, or records of the Company or any of its subsidiaries with respect to, or the making or completion of, an acquisition proposal;

•

engage, continue, or otherwise participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its subsidiaries in connection with, an acquisition proposal;

•

agree to, approve, endorse, recommend, execute, enter into or consummate any acquisition proposal or any proposal or offer that may reasonably be expected to lead to an acquisition proposal, or that requires the Company to abandon the merger agreement or the merger; or

•

grant any waiver, amendment or release under any standstill or confidentiality agreement or takeover statutes (and the Company will promptly take all steps necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality or standstill agreement or takeover statute).

For purposes of the foregoing, an “acquisition proposal” means (i) any bona fide written proposal or offer from any person (other than Parent and its subsidiaries) with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, scheme of arrangement or similar transaction involving the Company or any of its subsidiaries, which if consummated would result in any person becoming the beneficial owner of, directly or indirectly, 50% or more of the total voting power of the equity securities of the Company, and (ii) any acquisition by any person, or proposal or offer, which if consummated would result in any person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 50% or more of the total voting power of any class of equity securities of the Company or any of its subsidiaries, or 50% or more of the consolidated total assets (including equity securities of its subsidiaries) of the Company, in each case other than the transactions contemplated by the merger agreement.

The Company agreed that from the date of the merger agreement, it and its subsidiaries and its and their representatives will immediately (i) cease and cause to be terminated any existing activities, discussions or negotiations with any person conducted before the date of the merger agreement with respect to an acquisition proposal and (ii) use its reasonable best efforts to request the prompt return or destruction of all copies of confidential information previously furnished to any such person.

Prior to obtaining the required shareholder approval of the merger agreement, the Company may, (i) after its receipt of an acquisition proposal from any person, contact such person who made an unsolicited acquisition proposal to clarify and understand the terms and conditions of such acquisition proposal so as to determine whether such acquisition proposal constitutes or could reasonably be expected to result in a superior proposal, (ii) provide information in response to an unsolicited request by any person who has made such acquisition proposal and executed a confidentiality agreement satisfactory to the special committee; (iii) engage or participate in any discussions or negotiations with such person; or (iv) approve, recommend, or declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an acquisition proposal. In each such case referred to in clauses (ii) or (iii) above, the special committee must have determined in good faith based on the information then available (and after consultation with its financial advisor and outside legal counsel) that such acquisition proposal either constitutes a superior proposal or is reasonably likely to result in a superior proposal. In the case referred to in clause (iv) above, the special committee must have determined in good faith (after consultation with its financial advisor and outside legal counsel) that such acquisition proposal is a superior proposal. In each case referred to above, the Company must (a) provide a written notice to Parent of its intent to furnish information or enter into discussion with such person at least 48 hours prior to taking any such action and (b) promptly (and in any event within 48 hours) provide or make available to Parent any material non-public information concerning the Company or any of its subsidiaries that is provided to such person which was not previously provided or made available to Parent.

For purposes of the foregoing, a “superior proposal” means a bona fide acquisition proposal, which was not obtained in violation of the merger agreement, that the board of directors of the Company (acting through the special committee) has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal, and would, if consummated, result in a transaction more favorable to the Company’s shareholders (other than Mr. Jianqiu Yu) from a financial point of view than the transactions contemplated by the merger agreement (after taking into account any revisions to the terms of the transactions contemplated by the merger agreement as set forth in the preceding paragraph).

No Change of Recommendation

The Company’s board of directors and the special committee have each unanimously resolved to recommend that the Company’s shareholders approve the merger agreement. The board of directors of the Company and the special committee may not:

•

withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the board of directors’ recommendation with respect to the merger;

•	adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any acquisition proposal;

•

fail to publicly recommend against any acquisition proposal or fail to publicly reaffirm the board of directors’ recommendation with respect to the merger within two business days of Parent’s written request;

•

fail to recommend against any acquisition proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten business days after the commencement of such acquisition proposal;

•	fail to include the recommendation by the board of the directors that the Company’s shareholders vote to approve and adopt the merger agreement in this proxy statement;

•	approve, recommend or otherwise declare advisable any superior proposal solicited, entered into or agreed to in breach of the merger agreement; or

•

subject to certain exceptions, cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to any acquisition proposal.

However, prior to obtaining the required shareholder approval of the merger agreement, if the special committee has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, the board of directors of the Company (acting upon recommendation of the special committee) may (i) withhold, withdraw, qualify or modify its recommendation to the shareholders of the Company; (ii) approve, recommend or otherwise declare advisable any superior proposal not solicited, entered into or agreed to in breach of the merger agreement; and/or (iii) authorize the Company to terminate the merger agreement in order to enter into a definitive agreement with respect to such superior proposal; provided, however, that prior to taking such action:

•

the board of directors of the Company must provide Parent at least five business days’ prior written notice of its intention to take such action and a description of the reasons for taking such action;

•

the Company is required to negotiate in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to revise the terms of the merger agreement in such a manner that would obviate the need for taking such action; and

•

following the end of such notice period, the board of directors of the Company (acting upon recommendation of the independent committee) shall have determined in good faith, taking into account any revisions to the merger agreement proposed in writing by Parent and Merger Sub, that the acquisition proposal continues to constitute a superior proposal.

Further, the board of directors of the Company (acting upon recommendation of the special committee) is entitled to withhold, withdraw, qualify or modify its recommendation to the shareholders of the Company in circumstances other than in connection with a superior proposal if:

•

the Company and the special committee provide Parent and Merger Sub at least five business days’ prior written notice of its intention to take such action and a description of the reasons for taking such action;

•

the Company negotiates in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to revise the terms of the merger agreement in such a manner that would obviate the need for taking such action; and

•

following the end of such notice period, the board of directors of the Company (acting upon recommendation of the independent committee) shall have determined in good faith, taking into account any revisions to the merger agreement proposed in writing by Parent, after consultation with its outside legal counsel and financial advisors, that failure to withhold, withdraw, qualify or modify its recommendation to the shareholders of the Company could be inconsistent with the directors’ fiduciary obligations under applicable laws.

Shareholders’ Meeting

Unless the merger agreement is terminated, the Company is required to take all actions necessary to convene an extraordinary general meeting as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and this proxy statement for the purpose of obtaining the shareholder approval required by the merger agreement. The Company (with the approval of the special committee in its sole discretion) may adjourn or postpone the extraordinary general meeting (i) with the consent of Parent; (ii) if at the time of the extraordinary general meeting there are insufficient shares represented to constitute a quorum necessary to conduct the business at the extraordinary general meeting or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the board of directors of the Company has determined is necessary or advisable under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the extraordinary general meeting.

Parent may request on only one occasion that the Company adjourn or postpone the extraordinary general meeting, (i) if at the time of the extraordinary general meeting there are insufficient Shares of the Company represented (either in person or by proxy) (a) to constitute a quorum necessary to conduct the business of the extraordinary general meeting or (b) voting in favor of approval of the merger agreement and the merger to obtain the requisite approval of the shareholders or (ii) in order to allow reasonable additional time for (x) the filing and mailing of, at the reasonable request of Parent and at Parent’s expense, any supplemental or amended disclosure and (y) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the extraordinary general meeting, in which event the Company will, in each case, cause the extraordinary general meeting to be postponed or adjourned in accordance with Parent’s request. In no event will any such adjournment or postponement made by the Company or as requested by Parent be longer than thirty calendar days after the originally scheduled meeting date or later than ten business days prior to the termination date under the merger agreement.

Indemnification; Directors’ and Officers’ Insurance

Pursuant to the merger agreement, Parent and Merger Sub have agreed that:

•

The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect at the effective time will survive the merger and may not be amended or modified for a period of six years from the effective time in any manner that would adversely affect the rights of the current or former directors or officers of the Company or any of its subsidiaries.

•

From and after the effective time, the surviving company will comply with all of the Company’s obligations and will cause its subsidiaries to comply with their respective obligations to indemnify (i) the current and former directors or officers of the Company or any subsidiaries against liabilities based on, arising out of or in connection with (a) the fact that such party is or was a director or officer of the Company or such subsidiary, or (b) any acts or omissions occurring before or at the effective time to the extent provided under the Company and its subsidiaries’ respective organizational and governing documents or agreements effective on the date of the merger agreement and to the fullest extent permitted by the Cayman Companies Law or any other applicable law; and (ii) such persons against all liabilities arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its subsidiaries. In addition, from the effective time the surviving company will advance any expenses of any such persons as incurred to the fullest extent permitted under applicable law, provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it is later determined that such person is not entitled to be indemnified.

•

The surviving company will procure directors and officers liability insurance for the Company and its subsidiaries for a period of six years after the effective time on terms with respect to coverage and amount no less favorable than the insurance held by the Company on January 1, 2012; provided that the surviving company will not be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. If the annual premium for such insurance exceeds 300% of the current annual premium paid by the Company for such insurance, Parent will provide the best coverage then available at that price. In addition, the Company may purchase a six-year “tail” prepaid policy prior to the effective time on terms and conditions providing substantially equivalent benefits as the existing directors’ and officers’ liability insurance maintained by the Company.

Employee Matters

Through the first anniversary of the closing date, Parent has agreed to provide each current employee who continues to work for the Company and its subsidiaries with a level of compensation and employee benefits that is no less favorable in the aggregate than that provided to such employees immediately prior to the closing date, subject to market adjustments in the ordinary course. The benefit plans of the Company (i) will not contain any exclusions for pre-existing medical or health conditions and (ii) will credit each employee for the plan year of the Company in which the closing date occurs with all deductibles and co-payments applicable to the portion of such plan year occurring prior to the closing date. In addition, each employee of the Company and its subsidiaries will receive credit for services with the Company and its subsidiaries under the surviving corporation’s employee benefit plans for purposes of eligibility, vesting and benefit accrual; provided, however, that in no event will such credit result in the duplication of benefits or the funding thereof.

No Knowledge of Inaccuracies

Parent will not have any right to terminate the merger agreement or refuse to effect the merger based on material breaches of the Company or claim damages for (i) any inaccuracy in the Company’s representations if Mr. Jianqiu Yu has knowledge of that inaccuracy at or before signing of the merger agreement or (ii) any breach of or failure to perform any of the covenants made by the Company in the merger agreement to the extent Mr. Jianqiu Yu directed or allowed the Company to take or fail to take the action constituting such breach or failure to perform. Mr. Jianqiu Yu also represents in the merger agreement that he had (i) reviewed the terms of the merger agreement and was not aware of any inaccuracy or breach in the representations and warranties made by the Company and (ii) had no knowledge of any circumstance, event, change, effect or development which has or would reasonably be expected to have a material adverse effect. Mr. Jianqiu Yu also agreed not to direct or allow the Company to take or fail to take any action that constitutes or would reasonably be expected to constitute a breach of or failure to perform any of the covenants made by the Company in the merger agreement.

Conditions to the Merger

The consummation of the merger is subject to the satisfaction of the following conditions:

•

the merger agreement and merger being approved by (i) the statutory voting requirement under Cayman law and, pursuant to the merger agreement, (ii) an affirmative vote of shareholders representing a majority of the total issued and outstanding Shares, excluding the Excluded Shares (with this requirement being unwaivable by any party to the merger agreement); and

•

no court or governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law, rule or regulation that is in effect which restrains, enjoins or otherwise prohibits consummation of the merger.

The obligations of Parent and Merger Sub to effect the merger are also subject to the satisfaction, or waiver by Parent, of the following conditions:

•

the representations and warranties of the Company in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date (or the certification date, if applicable), subject to a material adverse effect exception;

•

the Company having performed in all material respects all obligations required to be performed by it under the merger agreement at or before the closing date (or the certification date, if applicable);

•

since the date of the merger agreement and until the closing date (or the certification date, if applicable), no change, event, circumstance or development having occurred that has had, or would reasonably be expected to have, a material adverse effect; and

•	shareholders holding not more than 10% of the outstanding Shares having validly served a notice of dissent under Section 238(5) of the Cayman Companies Law.

The obligations of the Company to effect the merger are subject to the satisfaction, or waiver by the Company, of the following conditions:

•

the representations and warranties of Parent and Merger Sub in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date (or the certification date, if applicable), subject to a material adverse effect exception; and

•

each of Parent and Merger Sub having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date (or the certification date, if applicable).

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the consummation of the merger, whether before or after shareholder approval has been obtained:

by mutual written consent of the Company and Parent;

by either of the Company or Parent, if:

•

the merger is not completed by December 4, 2012, provided that this termination right is not available to a party if the failure of the merger to have been consummated on or before such date was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the merger agreement;

•

any law, rule or regulation restraining, enjoining or otherwise prohibiting consummation of the merger shall become final and non-appealable; provided, that this termination right is not available to a party if the issuance of such final, non-appealable law, rule or regulation is primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the merger agreement; or

•	our shareholders do not approve and adopt the merger agreement at the extraordinary general meeting or any adjournment or postponement thereof.

by Parent, if:

•

the Company has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement shall have become untrue, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy cannot be cured by the Company by the termination date, or if curable, is not cured, within 30 business days after written notice of such breach;

•

the Company has breached in any material respect any of its covenants with respect to the “no shop” and “no change of recommendation” provisions of the merger agreement, such that the corresponding condition to closing would not be satisfied and such breach cannot be cured by the Company by the termination date, or if capable of being cured, has not been cured within the earlier of ten business days after written notice of such breach or the termination date;

•

the board of directors of the Company has made a change of recommendation; the Company enters into any acquisition proposal other than the merger; or the Company or the board of directors of the Company has publicly announced its intention to do any of the foregoing; or

•

the Company fails to hold the extraordinary general meeting within 10 business days prior to the termination date due to a willful or intentional breach by the Company and not due to any material breach by Parent or Merger Sub that causes the failure of the Company to hold the extraordinary general meeting.

by the Company:

•

if Parent or Merger Sub (or Mr. Jianqiu Yu, as applicable) has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by Parent or Merger Sub (or Mr. Jianqiu Yu, as applicable) under the merger agreement shall have become untrue, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy cannot be cured by the termination date, or if curable, is not cured, within 30 business days after written notice of such breach;

•	prior to the receipt of the shareholders’ approval, in order to enter into an alternative acquisition agreement relating to a superior proposal; or

•

if (i) all of the closing conditions are otherwise satisfied, (ii) the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the merger, and (iii) Parent and Merger Sub fail to complete the closing within ten business days following the date the closing should have otherwise occurred pursuant to the merger agreement.

Termination Fee and Reimbursement of Expenses

The Company is required to pay Parent a termination fee of $500,000 and fees and expenses incurred by Parent of up to $500,000 in the event the merger agreement is terminated (i) by Parent if the Company has materially breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement shall have become untrue (except where the failure to be true does not have and would not reasonably be expected to have a “material adverse effect”); (ii) by Parent if the Company has breached in any material respect any of its covenants with respect to the “no shop” and “no change of recommendation” provisions of the merger agreement; (iii) by Parent if the board of directors of the Company has made a change of recommendation, the Company enters into any acquisition proposal other than the merger, or the Company or the board of directors of the Company has publicly announced its intention to do any of the foregoing; (iv) by Parent if the Company fails to hold the extraordinary general meeting within ten business days prior to the termination date due to a willful or intentional breach by the Company and not due to any material breach by Parent or Merger Sub that causes the failure of the Company to hold the extraordinary general meeting; (v) by the Company prior to the receipt of the shareholders’ approval, in order to enter into an alternative acquisition agreement relating to a superior proposal; or (vi) by either Parent or the Company because either the merger is not completed by December 4, 2012, or the shareholders have not approved and adopted the merger agreement at the extraordinary general meeting as required by the merger agreement, and both (a) a bona fide acquisition proposal was made to the Company prior to the extraordinary general meeting (or prior to termination of the merger agreement if the extraordinary general meeting has not occurred) and not withdrawn and (b) within twelve months of the date the merger agreement is terminated, the Company enters into a definitive agreement with respect to an acquisition proposal.

Parent (or Mr. Jianqiu Yu, if requested to pay by the Company) is required to pay the Company a termination fee of $500,000 and fees and expenses incurred by the Company of up to $500,000 in the event the merger agreement is terminated by the Company (i) if Parent or Merger Sub (or Mr. Jianqiu Yu, as applicable) has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by Parent or Merger Sub (or Mr. Jianqiu Yu, as applicable) under the merger agreement shall have become untrue; or (ii) if the Company terminates the merger agreement when (a) all of the closing conditions are otherwise satisfied, (b) the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the merger, and (c) Parent and Merger Sub fail to complete the closing within ten business days following the date the closing should have otherwise occurred pursuant to the merger agreement.

Fees and Expenses

Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated thereby will be paid by the party incurring such costs and expenses except as otherwise provided in the merger agreement.

Modification or Amendment; Waiver of Conditions

The merger agreement may be amended with the approval of the respective boards of directors of the parties at any time, provided that (i) in the case of the Company, the board of directors of the Company and the special committee have approved such amendment in writing and (ii) after approval and adoption of the merger agreement by the requisite shareholders’ approval, no amendment shall be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders.

At any time before the consummation of the merger, each of the parties to the merger agreement may waive compliance with any of the agreements or conditions contained in the merger agreement to the extent permitted by applicable law.

Specific Performance

The parties are entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions thereof, this being in addition to any other remedy to which they are entitled under the merger agreement. Although the Company may pursue both a grant of specific performance and the payment of a reverse termination fee of $500,000, plus our out-of-pocket costs and expenses (up to $500,000), under no circumstances is the Company entitled to receive both a grant of specific performance that results in the consummation of the merger and payment of all or any portion of the reverse termination fee.

PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS

No provision has been made to (i) grant the Company’s shareholders or ADS holders access to corporate files of the Company and other parties to the proposed merger or any of their respective affiliates or (ii) obtain counsel or appraisal services at the expense of the Company or any other such party or affiliate.

APPRAISAL RIGHTS

The following is a brief summary of the rights of holders of the Shares to object to the merger and receive cash equal to the appraised fair value of their Shares (“Appraisal Rights”). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Cayman Companies Law, a copy of which is attached as Annex C to this proxy statement. If you are contemplating the possibility of objecting to the merger, you should carefully review the text of Annex C, particularly the procedural steps required to perfect Appraisal Rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Companies Law, you will lose your Appraisal Rights.

Requirements for Exercising Appraisal Rights

A dissenting holder of Shares of the Company is entitled to payment of the fair value of his Shares upon dissenting to the proposed merger.

The exercise of your Appraisal Rights will preclude the exercise of any other rights by virtue of holding Shares in connection with the merger, other than the right to seek relief on the grounds that the merger is void or unlawful. To preserve your Appraisal Rights, the following procedures must be followed:

•

You must give written notice of objection (“Notice of Objection”) to the Company prior to the vote to approve the merger. The Notice of Objection must include a statement that you propose to demand payment for your Shares if the merger is authorized by the resolution at the extraordinary general meeting;

•

Within 20 days immediately following the date on which the vote approving the merger is made, the Company must give written notice of the authorization (“Approval Notice”) to all Dissenting Shareholders who have served a Notice of Objection;

•

Within 20 days immediately following the date on which the Approval Notice is given (the “Dissent Period”), the Dissenting Shareholder must give a written notice of his decision to dissent (a “Notice of Dissent”) to the Company stating his name and address, the number and class of Shares with respect to which he dissents and demanding payment of the fair value of his Shares. A Dissenting Shareholder must dissent in respect of all the Shares which he holds;

•

Within seven days immediately following (i) the date of expiry of the Dissent Period or (ii) the date on which the plan of merger is filed with the Registrar of Companies of the Cayman Islands, whichever is later, the Company, as the surviving company, must make a written offer (a “Fair Value Offer”) to each Dissenting Shareholder to purchase their Shares at a price determined by the Company to be the fair value of such Shares;

•

If, within 30 days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder fail to agree on a price at which the Company will purchase the Dissenting Shareholder’s Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, the Company must, and the Dissenting Shareholder may, file a petition with the Grand Court of the Cayman Islands (the “Grand Court”) for a determination of the fair value of the Shares held by all Dissenting Shareholders who have served a Notice of Dissent and who have not agreed with the Company as to fair value; and

•

If a petition is timely filed, the Grand Court will determine at a hearing which shareholders are entitled to Appraisal Rights and will determine the fair value of the Shares held by those shareholders.

All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder’s name appears on the register of members of the Company. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the Shares are owned by or for more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, he is acting as agent for the record owner. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever Appraisal Rights attached to the Shares.

You must be a registered holder of Shares in order to exercise your Appraisal Rights. A holder of ADSs representing Shares held by the ADS depositary who wishes to dissent must surrender his or her ADSs to the ADS depositary and pay the fee of ADS depositary to withdraw his or her Shares and then become a record holder of such Shares and comply with the procedures described above in order to perfect the Appraisal Rights with respect to the Shares prior to the extraordinary general meeting. The ADS depositary will not exercise Appraisal Rights on behalf of a holder of ADSs and any Notice of Dissent delivered to the ADS depositary will not be effective under the Cayman Companies Law. If you wish to cancel your ADSs, please contact the ADS depositary at [—].

If you do not satisfy each of these requirements, you cannot exercise Appraisal Rights and will be bound by the terms of the merger agreement. Submitting a proxy card that does not direct how the Shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote your Shares, or a vote against approval of the merger and approval and adoption of the merger agreement and the other transactions contemplated thereby, will not alone satisfy the notice requirement referred to above. You must send all notices to the Company to Unit 908, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

If you are considering dissenting, you should be aware that the fair value of your Shares determined under Section 238 of the Cayman Companies Law could be more than, the same as, or less than the $0.162 in cash without interest for each Share of the Company that you would otherwise receive as consideration in the merger. In addition, in any proceedings for determination of the fair value of Shares covered by a Notice of Dissent, the Company and the Buyer Filing Persons intend to assert that the per Share merger consideration of $0.162 is equal to the fair value of each of your Shares.

The provisions of Section 238 of the Cayman Companies Law are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238, you will lose your Appraisal Rights. You should consult your Cayman Islands legal counsel if you wish to exercise Appraisal Rights.

FINANCIAL INFORMATION

The following sets forth summary historical consolidated financial information of the Company for each of the two years ended December 31, 2010 and 2011. The historical financial information as of December 31, 2010 and 2011 has been derived from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, at pages F-1 through F-43, which are incorporated into this proxy statement by reference. The information set forth below is not necessarily indicative of future results and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, which are incorporated into this proxy statement by reference. Please see “Where You Can Find More Information” for a description of how to obtain a copy of such Annual Report.

	Year ended December 31,
	2010	2010(3)	2011	2011
	RMB	$	RMB	$
	(in thousands, except for percentage and per share data)
Consolidated Statement of Operations Data:
Revenues	408,498	61,894	1,449,734	230,340

Cost of revenues	(481,857)	(73,009)	(1,404,926)	(223,220)

Gross profit (loss)	(73,359)	(11,115)	44,808	7,120

Operating expenses(1)	(165,227)	(25,035)	(140,173)	(22,272)

Impairment loss of property, plant and equipment	(992,620)	(150,397)	(603,266)	(95,849)

Impairment loss of goodwill	—	—	(41,440)	(6,584)

Other operating income	103,780	15,724	18,161	2,885

Loss from operations	(1,127,426)	(170,823)	(721,910)	(114,700)

Other income (expense)	3,415	518	3,370	536

Loss before income tax	(1,124,011)	(170,305)	(718,540)	(114,164)

Income tax (expense) benefit	17,746	(2,689)	(18,083)	(2,873)

Net loss	(1,106,265)	(167,616)	(736,623)	(117,037)

Less: Net income attributable to non-controlling interests	(2,750)	(417)	(11,058)	(1,757)

Net loss attributable to the Company	(1,109,015)	(168,033)	(747,681)	(118,794)

Loss per share

—Basic	(6.68)	(1.01)	(4.48)	(0.71)

—Diluted	(6.68)	(1.01)	(4.48)

	Year ended December 31,
	2010	2011
Other Consolidated Financial Data:

Gross profit (loss) margin(2)	(18.0)%	3.1%

Operating loss margin(2)	(276.0)%	(49.8)%

Net loss margin(2)	(271.5)%	(51.6)%

Loss per ADS	(66.79)	(44.75)

(1)	Operating expenses consist of research and development expenses, selling, general and administrative expenses, other operating expenses, loss on disposal of property, plant and equipment, impairment loss of land use rights, impairment loss on VAT recoverables and change in fair value of contingent consideration liabilities.
(2)	Gross profit (loss) margin, operating loss margin and net loss margin represent gross profit (loss), operating loss and net loss, respectively, divided by revenues.
(3)	These amounts are translations of RMB amounts to U.S. dollar amount at the noon buying rate in New York for U.S. dollars in effect on December 31, 2010 of US$1.00 = RMB6.600, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

	As of December 31,
	2010	2010(3)	2011	2011
	RMB	US$	RMB	$
	(in thousands, except number of shares)
Consolidated Balance Sheet Data:
Cash	272,822	41,337	65,519	10,410

Accounts receivable	48,639	7,370	215,772	34,283

Inventories	176,023	26,670	155,008	24,628

Property, plant and equipment	663,946	100,589	96,929	15,400

Total assets(1) (2)	1,338,650	202,826	706,685	112,281

Short-term bank loans	60,000	9,091	110,000	17,477

Net assets	1,001,913	151,805	251,619	39,978

Total equity attributable to the Company	985,148	149,265	227,860	36,203

Non-controlling interests	16,765	16,765	23,759	3,775

Total shareholders’ equity	1,001,913	151,805	251,619	39,978

Total liabilities and shareholders’ equity	1,338,650	202,826	706,685	112,281

Number of ordinary shares	190,831,943	190,831,943	190,831,943	190,831,943

Number of treasury stock	10,145,200	10,145,200	10,145,200	10,145,200

(1)	During the year ended December 31, 2010, we determined that the fair value of property, plant and equipment related to our biodiesel business was lower than its carrying value and we recognized an impairment loss on property, plant and equipment of RMB951.0 million ($151.7 million). In addition, we recognized an impairment loss of RMB41.7 million ($6.7 million) on property, plant and equipment in connection with the relocation of the production facilities of Sichuan Gushan Vegetable Fat Chemistry Co., Ltd. (“Sichuan Gushan”).
(2)	During the year ended December 31, 2011, we determined that the fair value of property, plant and equipment and certain land use rights related to our biodiesel business was lower than their carrying value and we recognized an impairment loss on property, plant and equipment of RMB603.3 million ($95.9 million) and an impairment loss of land use rights of RMB2.9 million ($0.5 million). In addition, we recognized an impairment loss on goodwill of RMB41.4 million ($6.6 million). We also determined that the VAT recoverables of our biodiesel business will not be utilized in the near future, therefore we recognized an impairment loss of VAT recoverable of RMB28.2 ($4.5 million).
(3)	These amounts are translations of RMB amounts to U.S. dollar amount at the noon buying rate in New York for U.S. dollars in effect on December 31, 2010 of US$1.00 = RMB6.600, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Net Book Value per Share of Our Shares

The net book value per Share as of December 31, 2011 was RMB1.26 or $0.20 based on the total equity attributable to the Company and the weighted average number of outstanding Shares (excluding treasury stock) during 2011.

Ratio of Earnings to Fixed Charges

	As of December 31,
	2010	2011
	(unaudited)	(unaudited)
Ratio of earnings to fixed charges (1)	(88.1)	(52.5)

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income tax expenses from continuing operations before adjustment for equity in losses of affiliated companies adding fixed charges and subtracting preference security dividend requirements of consolidated subsidiaries. Fixed charges consist of interest expensed, amortized discounts related to indebtedness, an estimate of the interest within rental expense and preference security dividend requirements of consolidated subsidiaries. The ratio of earnings to fixed charges should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, which are incorporated into this proxy statement by reference. Please see “Where You Can Find More Information” for a description of how to obtain a copy of such Annual Report.

TRANSACTIONS IN THE SHARES AND ADSs

Purchases by the Company and its Subsidiaries

Our board of directors approved a share repurchase program effective October 7, 2010. Under the terms of this program, we were authorized to repurchase up to $5 million worth of our issued and outstanding ADSs, through our indirect wholly-owned subsidiary, Gushan Holdings Limited, from time to time in open market transactions at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan or otherwise in compliance with applicable laws. Pursuant to the repurchase program, Gushan Holdings Limited repurchased approximately $5 million worth of our issued and outstanding ADSs, representing 1,014,520 (equivalent to 10,145,200 Shares). All of the ADSs repurchased under this plan are currently held by Gushan Holdings Limited.

The following table summarizes the repurchase of ADSs by us under the repurchase program:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS

October 7–31, 2010	584,240	$4.76

November 1–19, 2010	430,280	$5.16

Except for purchases made pursuant to the share repurchase program as described above, neither the Company nor any of its subsidiaries have purchased any ADSs or Shares during the past two years.

Purchases by Mr. Jianqiu Yu and his affiliates

The following table summarizes the purchase of ADSs by Hero Track Holdings Limited within the past two years:

Transaction Date	Total Number of ADSs purchased	Price Paid per ADS
August 29, 2011	3,733	$1.7500

August 30, 2011	2,700	$1.9189

August 31, 2011	15,900	$1.9957

September 1, 2011	10,800	$1.9966

September 6, 2011	10,320	$2.1261

September 7, 2011	8,600	$2.1102

September 8, 2011	12,200	$2.0734

September 9, 2011	4,000	$2.1500

September 12, 2011	14,000	$2.2888

September 13, 2011	16,000	$2.2497

September 14, 2011	15,679	$2.3735

September 15, 2011	8,094	$2.3993

September 16, 2011	16,500	$2.7455

September 19, 2011	19,340	$2.6105

September 20, 2011	22,812	$2.8734

September 21, 2011	26,508	$2.4076

September 22, 2011	28,350	$2.3653

September 23, 2011	9,100	$2.1327

Purchases by Parent and Merger Sub

Neither Parent nor Merger Sub has purchased any Shares or ADSs at any time within the past two years.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership of our Shares, as of the date of this proxy statement, by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person known to us to own beneficially more than 5.0% of our Shares.

	Ordinary Shares Beneficially Owned		Percentage of Votes Held
	Number	Percent	Percent
Principal Shareholders
Gemino Success(1)	63,996,218	33.00%	33.00%
Hero Track Holdings Limited(2)	2,446,360	1.26%	1.26%
Gold Hero Holdings Limited(3)	12,000,000	6.19%	6.19%
Directors and Executive Officers
Jianqiu Yu(1)(2)	66,442,578	34.26%	34.26%
Deyu Chen	*	*	*
KangNam Chu	*	*	*
Dongming Zhang	*	*	*
Denny Lee	*	*	*
Wilson Wai Sun Kwong	*	*	*
Frank Ngai Chi Chan	*	*	*
Haisui Chen	*	*	*
Gonghao Chen	*	*	*
Zhiying Xia	*	*	*
Junxiong Li	*	*	*
Ying Kwan Cheung	*	*	*
Hiumin Chen	*	*	*
Tansy Jin Cai	*	*	*
All Directors and Executive Officers As a Group	71,666,568	36.96%	36.96%
Total shares outstanding(4)	193,912,859	100%	100%

*	Less than 1% of our total outstanding shares.
(1)	Represents 63,996,218 ordinary shares held by Gemino Success Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianqiu Yu. The correspondence address of Gemino Success Limited is Unit 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.
(2)	Represents 2,446,360 ordinary shares held by Hero Track Holdings Limited, a Hong Kong company wholly owned and controlled by Hero Track Limited, which is a British Virgin Islands company wholly owned and controlled by Mr. Jianqiu Yu. The correspondence address of Hero Track Holdings Limited and Hero Track Limited is Unit 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.
(3)	Gold Hero Holdings Limited is a British Virgin Islands company wholly owned and controlled by Mr. Xu Ke. The correspondence address of Gold Hero Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, British Virgin Islands.
(4)	Includes 10,145,200 ordinary shares held by Gushan Holding Limited, a Hong Kong company wholly owned by our Company and 12,000,000 ordinary shares held in escrow by Carling Technology Limited, a British Virgin Islands company wholly owned by our Company.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of material U.S. federal income tax consequences of the exchange of Shares for cash pursuant to the merger agreement. For purposes of this discussion, except as otherwise noted, references to Shares include ownership interests in Shares through ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, referred to as the “Code,” final and temporary U.S. Treasury Regulations promulgated thereunder, administrative pronouncements, and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and to differing interpretation, which may result in tax consequences different from those described below. This discussion is not binding on the U.S. Internal Revenue Service, referred to as the “IRS,” and the IRS may challenge any of the conclusions set forth below and a U.S. court may sustain such a challenge.

This discussion does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax consequences of the merger. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular shareholders in light of their individual investment circumstances or to certain types of shareholders subject to special tax rules, including holders that are (i) banks, financial institutions, or insurance companies; (ii) regulated investment companies, mutual funds, or real estate investment trusts; (iii) brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method; (iv) tax-exempt organizations; (v) holders that own Shares as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment; (vi) holders that acquired Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (vii) U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar; (viii) retirement plans, individual retirement accounts, or other tax-deferred accounts; (ix) U.S. expatriates; (x) persons subject to alternative minimum tax or (xi) U.S. Holders that actually or constructively own 10% or more of our voting stock. This discussion assumes that Shares are held as capital assets, within the meaning of Section 1221 of the Code, at all relevant times.

As used herein, a “U.S. Holder” is any beneficial owner of Shares that is (i) a citizen or individual resident of the United States for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust which (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of partnership. Any partner of a partnership holding Shares is urged to consult its own tax advisor.

ALL HOLDERS OF SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S., AND OTHER LAWS.

Consequences of Participation in the Merger or an Exercise of Appraisal Rights

The receipt of cash, either as consideration in the merger or as a result of a U.S. Holder exercising its Appraisal Rights (as described under “Appraisal Rights”), will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who so exchanges Shares for cash will generally recognize gain or loss in an amount equal to the difference between (i) the amount of cash received and (ii) such U.S. Holder’s adjusted tax basis in the Shares exchanged therefor. Subject to the discussion under “Passive Foreign Investment Company” below, such recognized gain or loss will generally be capital gain or loss, and will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Shares exchanged is greater than one year at the effective time of the merger.

Long-term capital gains of non-corporate U.S. Holders are currently subject to U.S. federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each such block of Shares.

Any gain or loss recognized by U.S. Holders will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law and gain from the disposition of the Shares is subject to tax in the PRC, you may be eligible to elect to treat such gain as PRC source gain under the income tax treaty between the United States and the PRC (the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income, referred to as the “Treaty”). If we are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the exchange of Shares pursuant to the merger agreement unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of our Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a passive foreign investment company, or a “PFIC,” for U.S. federal income tax purposes for our taxable year ended December 31, 2010, or our taxable year ended December 31, 2011, and we do not expect to become one for our current taxable year, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the value of our assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of the ADSs, a decrease in the price of the ADSs may result in our becoming a PFIC.

If we are a PFIC for the current taxable year or have been a PFIC during any prior year in which a U.S. Holder held Shares and the U.S. Holder has not made a valid mark-to-market election or qualified electing fund election, any gain recognized by a U.S. Holder on the disposition of a Share generally would be allocated ratably over such U.S. Holder’s holding period for the Share. The amount allocated to the taxable year of the disposition and to any year before we became a PFIC would be treated as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year. If a U.S. Holder has made a valid mark-to-market election with respect to its Shares, any gain the U.S. Holder recognizes would be treated as ordinary income and any loss would be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election

If we are a PFIC for the current taxable year or have been a PFIC during any prior year in which a U.S. Holder held Shares, a U.S. Holder generally would be required to file IRS Form 8621 with respect to the disposition of Shares. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the applicable consequences of the merger to it if we are a PFIC or have been a PFIC during any prior year in which a U.S. Holder held Shares.

Information Reporting and Backup Withholding

A U.S. Holder may be subject, under certain circumstances, to information reporting and backup withholding with respect to the amount of cash received in the merger. Under the backup withholding rules, a U.S. Holder may be subject to backup withholding unless the U.S. Holder is an exempt recipient and, when required, demonstrates this fact or provides a taxpayer identification number, makes certain certifications on IRS Form W-9, and otherwise complies with the applicable requirements. A U.S. Holder that does not provide its correct taxpayer identification number may also be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, if any, provided that the required procedures are followed. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

MATERIAL PRC INCOME TAX CONSEQUENCES

Under the EIT Law, which took effect on January 1, 2008, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of PRC Enterprise Income Tax Law, effective as of January 1, 2008, which defines the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. Under the EIT Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of cash by a “non-resident enterprise” from transfer of its equity in a PRC resident enterprise, provided that the “non-resident enterprise” (i) does not have an establishment or place of business in the PRC or (ii) has an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business. Although there has not been a definitive determination of the Company’s status by the PRC tax authorities, the Company does not believe that it should be considered a resident enterprise under the EIT Law or that the gain recognized on the receipt of cash for our Shares or ADSs should otherwise be subject to PRC tax to holders of such shares and ADSs that are not PRC residents. In addition, under the Circular on Strengthening the Administration of Enterprises Income Tax on Non-resident Enterprises’ Equity Transfer Income (“Circular 698”, Guo Shui Han [2009] No. 698), issued by the State Administration of Taxation, which became effective as of January 1, 2008, if any non-resident enterprise transfers equity of a PRC resident enterprise, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer; provided, however, that any purchase or sale of equity through the open market will not be subject to such taxation. Where the non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, which was established in a jurisdiction with either (i) an actual rate of tax of less than 12.5%; or (ii) a tax exemption for the income arising out of the disposition, the non-resident enterprise shall be required to file with the relevant taxation authorities certain information about the transfer. Where any such taxation authorities, upon review and examination of the documents submitted by the non-resident enterprise, deem such offshore holding company to be a vehicle incorporated for the purpose of tax evasion, they have the power to re-classify the offshore share transfer transaction, deny the existence of the offshore holding company and impose a 10% income tax on the gain from such offshore share transfer after an examination by the State Administration of Taxation. Although there has not been a definitive determination on whether a purchase or sale of a public company’s shares would be subject to Circular 698, the Company does not believe that the gain recognized on the receipt of cash for its Shares or ADSs pursuant to the merger by its shareholders or ADS holders who are not PRC residents should be subject to Circular 698. If, however, the PRC tax authorities were to determine that the Company should be considered a resident enterprise or that the receipt of cash for its Shares or ADSs should otherwise be subject to PRC tax, then any gain recognized on the receipt of cash for its Shares or ADSs pursuant to the merger by its shareholders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of up to 10%. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any PRC tax consequences.

MATERIAL CAYMAN ISLANDS TAX CONSEQUENCES

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of cash for our Shares and ADSs under the terms of the merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed in the Cayman Islands; and (ii) registration fees will be payable to the Registrar of Companies to register the plan of merger.

FUTURE SHAREHOLDER PROPOSALS

If the proposed merger is completed, we will not have public shareholders and there will be no public participants in any future shareholders meeting. However, if the proposed merger is not completed, we plan to hold an annual general meeting in November 2012.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file our annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents the Company files with the SEC by going to the “Investor Relations” section of our website at http://www.chinagushan.com/. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

Because the merger is a “going private” transaction, the Company, Mr. Jianqiu Yu, Parent and Merger Sub have filed with the SEC a Transaction Statement on Schedule 13E-3 with respect to the merger. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference therein, is available for inspection as set forth above. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC.

Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. The Company’s annual report on Form 20-F filed with the SEC on May 15, 2012 (as amended on May 23, 2012), is incorporated herein by reference. The Company’s reports on Form 6-K filed with the SEC since May 15, 2012, including, without limitation, the reports on Form 6-K filed with the SEC on May 16, 2012 and June 4, 2012, are incorporated herein by reference.

We undertake to provide you without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

Requests for copies of our filings should be directed to our proxy solicitor, MacKenzie Partners, Inc., at the address and phone numbers provided in this proxy statement.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED [—], 2012. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A

Execution Version

AGREEMENT AND PLAN OF MERGER

Dated as of June 4, 2012

among

TRILLION ENERGY HOLDINGS LIMITED

TRILLION ENERGY INVESTMENTS HOLDINGS LIMITED

GUSHAN ENVIRONMENTAL ENERGY LIMITED

and

MR. JIANQIU YU

(solely for the purpose of Sections 7.4(d), 7.16 and 9.3)

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		1
1.1	Certain Defined Terms	1
1.2	Other Defined Terms	5

ARTICLE II THE MERGER; CLOSING; EFFECTIVE TIME		7
2.1	The Merger	7
2.2	Closing	7
2.3	Effective Time	8

ARTICLE III MEMORANDUM AND ARTICLES OF ASSOCIATION		8
3.1	The Memorandum and Articles of Association	8

ARTICLE IV DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION		8
4.1	Directors	8
4.2	Officers	8

ARTICLE V EFFECT OF THE MERGER ON ISSUED SHARE CAPITAL; MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES		9
5.1	Effect on Issued Share Capital	9
5.2	Exchange of Certificates	10
5.3	Treatment of Company Options	13

ARTICLE VI REPRESENTATIONS AND WARRANTIES		15
6.1	Representations and Warranties of the Company	15
6.2	Representations and Warranties of Parent and Merger Sub	27

ARTICLE VII COVENANTS		31
7.1	Conduct of Business Pending the Merger	31
7.2	Acquisition Proposals	34
7.3	Preparation of the Proxy Statement and Schedule 13E-3	38
7.4	Shareholders’ Meeting	39
7.5	Cooperation; Other Actions; Notification	40
7.6	Access and Reports	41
7.7	Stock Exchange Delisting	42
7.8	Publicity	42
7.9	Expenses	42
7.10	Indemnification; Directors’ and Officers’ Insurance	42
7.11	Takeover Statutes	44
7.12	Employee Matters	44
7.13	Resignations	45
7.14	Participation in Litigation	45
7.15	Obligations of Merger Sub	45
7.16	Knowledge of Inaccuracies	45

ARTICLE VIII CONDITIONS PRECEDENT		45
8.1	Conditions to Each Party’s Obligation to Effect the Merger	45
8.2	Conditions to Obligations of Parent and Merger Sub	46

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8.3	Conditions to Obligation of the Company	47

ARTICLE IX TERMINATION		47
9.1	Termination	47
9.2	Effect of Termination	49
9.3	Termination Fee	49

ARTICLE X MISCELLANEOUS AND GENERAL		51
10.1	Non-Survival of Representations and Warranties and Agreements	51
10.2	Modification or Amendment	52
10.3	Waiver	52
10.4	Governing Law and Venue	52
10.5	WAIVER OF JURY TRIAL	53
10.6	Notices	53
10.7	Entire Agreement	54
10.8	No Third Party Beneficiaries	54
10.9	Severability	54
10.10	Interpretation; Absence of Presumption	55
10.11	Assignment	55
10.12	Specific Performance	56
10.13	Counterparts; Signatures	56

ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 4, 2012, is by and among Trillion Energy Holdings Limited, a business company limited by shares incorporated under the laws of the British Virgin Islands (“Parent”), Trillion Energy Investments Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, all of the outstanding shares of which are owned by Parent (“Merger Sub”), Gushan Environmental Energy Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), and Mr. Jianqiu Yu (“Mr. Yu”) (solely for the purpose of Sections 7.4(d), 7.16 and 9.3). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in Section 1.1.

W I T N E S S E T H:

WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Independent Committee, has (i) determined that it is fair to and in the best interest of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend the approval of this Agreement by the shareholders of the Company;

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (ii) declared it advisable for Parent and Merger Sub, respectively to enter into this Agreement, and Parent, as the sole shareholder of Merger Sub, has approved this Agreement in each case upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I DEFINITIONS

1.1 Certain Defined Terms. The following terms, as used herein, have the meanings which meanings shall be applicable equally to the singular and plural of the terms defined:

(a) “Acquisition Proposal” means (i) any bona fide written proposal or offer from any Person (other than Parent and its Subsidiaries) with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, scheme of arrangement or similar transaction involving the Company or any of its Subsidiaries, which if consummated would result in any Person becoming the beneficial owner of, directly or indirectly, 50% or more of the total voting power of the equity securities of the Company, and (ii) any acquisition by any Person, or proposal or offer, which if consummated would result in any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 50% or more of the total voting power of any class of equity securities of the Company or any of its Subsidiaries, or 50% or more of the consolidated total assets (including equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

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(b) “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

(c) “Agreement” refers to this agreement and plan of merger.

(d) “Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, the Cayman Islands, Hong Kong or Beijing.

(e) “Certification Date” means the date that the Pre-Closing Certificate is executed and delivered by the parties pursuant to Section 5.3(d).

(f) “Closing Date” means the First Closing Date or, if the parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Delayed Closing Date.

(g) “Company Related Party” means the Company and its Subsidiaries and any of their respective former, current and future Employees, partners, shareholders, management members or Affiliates (excluding any Parent Related Party).

(h) “Engen” means Engen Investments Limited, a business company incorporated with limited liability under the laws of the British Virgin Islands, 73.3% of the total issued and outstanding ordinary shares of which are held by the Company as of the date of this Agreement.

(i) “HK$” means Hong Kong dollars, the legal currency of the Hong Kong Special Administrative Region of the People’s Republic of China.

(j) “Independent Committee” means a committee of the Company Board consisting of three members of the Company Board that are not affiliated with Parent or Merger Sub and are not members of the Company’s management.

(k) “Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

(l) “Jin Xin Earn-out Arrangement” means the earn-out arrangement under the Stock Purchase Agreement among the Company, Engen, Gold Hero Holdings Limited and Silver Harvest Holdings Limited, dated September 22, 2010.

(m) “Knowledge” means, with respect to the Company, the actual knowledge of the officers of the Company listed on Section 1.1 of the Company Disclosure Schedule, and with respect to any other party hereto, the actual knowledge of such party, in the case of a natural person, and any director or officer of such party, in the case of an entity.

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(n) “Material Adverse Effect” means any change, effect, event, circumstance or occurrence (any such item, an “Effect”) that has, or would reasonably be expected to have, either individually or in the aggregate with all changes, effects, events, circumstances, or occurrences, a material adverse effect on the business, consolidated results of operations, financial condition, assets, liabilities or properties of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no Effect, alone or in combination, related to or arising out of any of the following shall be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur: (A) Effects attributable to the consummation of the transactions contemplated by, or the announcement of, this Agreement or pendency of the transactions contemplated by this Agreement, including without limitation, the initiation of legal Proceedings related to this Agreement or the transactions contemplated hereby (other than in respect of any breach of any representation or warranty contained in Section 6.1(c)(iii) and Section 6.1(d)); (B) any change in the Company’s share price or trading volume (it being understood that any underlying cause contributing to such change in share price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur); (C) actions or omissions of the Company or any of its Subsidiaries taken (x) that are expressly required or permitted by this Agreement, or (y) with the written consent of Parent, Merger Sub or Mr. Yu; (D) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates; (E) Effects affecting the financial, credit or securities markets in which the Company or any of its Subsidiaries operates, including changes in interest rates or foreign exchange rates; (F) Effects affecting the industry in which the Company and its Subsidiaries operate; (G) changes in general business, economic or political conditions; (H) any Effect caused by acts of armed hostility, sabotage, terrorism or war (whether or not declared); including any escalation or worsening thereof; (I) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters, or other similar force majeure events; (J) changes or modifications in (x) GAAP occurring after the date of this Agreement or (y) applicable Laws or the interpretation or enforcement thereof; (K) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur); (L) any change or prospective change in the Company’s credit ratings; and (M) any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lenders, Employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby or the announcement of any of the foregoing; provided, however, that any Effect referred to in clauses (E), (F), (G), (H), (I) or (J) may be taken into account in determining whether there has been a Material Adverse Effect to the extent such Effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not a Material Adverse Effect has occurred or is reasonably expected to occur).

(o) “Parent Related Party” means Parent, Merger Sub, or any of their respective former, current and future general or limited partners, shareholders, financing sources, managers, members, agents, directors, officers, employees or Affiliates.

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(p) “Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Laws; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in any Company Reports filed prior to the date hereof; (ix) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; (x) outbound license agreements and non-disclosure agreements entered into in the ordinary course of business; and (xi) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a Material Adverse Effect on the Company or its Subsidiaries.

(q) “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(r) “PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

(s) “RMB” means renminbi, the legal currency of the PRC.

(t) “Schedule 13E-3” means the transaction statement on Schedule 13E-3 under the Exchange Act to be filed pursuant to Section 13(e) of the Exchange Act (together with any amendments thereof or supplements thereto).

(u) “Subsidiary” means, with respect to any party, any corporation, limited liability company, partnership or similar entity of which (x) such party or any other Subsidiary of such party is a general partner or (y) at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

(v) “Superior Proposal” means a bona fide Acquisition Proposal, which was not obtained in violation of Section 7.2, that the Company Board (acting through the Independent Committee) has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and would, if consummated, result in a transaction more favorable to the Company’s shareholders (other than Mr. Yu) from a financial point of view than the transactions contemplated by this Agreement (after taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 7.2(c)).

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(w) “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, share capital, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity.

(x) “Tax Return” means returns, reports, claims for refund, declarations of estimated Taxes and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with the Internal Revenue Service of the United States or any other Governmental Entity, domestic or foreign, including consolidated, combined and unitary tax returns.

(y) “US$” means United States dollars, the legal currency of the United States of America.

(z) “Xiangbei Earn-out Arrangement” means the earn-out arrangement under the Stock Purchase Agreement among the Company, Engen, Gold Hero Holdings Limited, Silver Harvest Holdings Limited, Gold Wide Enterprises Limited and Silvery Boom Limited, dated July 27, 2011.

1.2 Other Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Location of Definition

ADSs	Section 5.1(a)
Alternative Acquisition Agreement	Section 7.2(c)
Applicable Date	Section 6.1(e)(i)
Bankruptcy and Equity Exception	Section 6.1(c)(i)
Book-Entry Shares	Section 5.1(a)
Cayman Companies Law	Section 2.1
Cayman Plan of Merger	Section 2.3
Change of Recommendation	Section 7.2(c)
Closing	Section 2.2
Company	Preamble
Company Benefit Plans	Section 6.1(i)(i)
Company Board	Recitals
Company Disclosure Schedule	Section 6.1
Company Expenses	Section 9.3(d)
Company IP	Section 6.1(q)(i)
Company Option	Section 5.3(a)

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Company Recommendation	Section 6.1(c)(ii)
Company Reports	Section 6.1(e)(i)
Company Termination Fee	Section 9.3(a)
Contract	Section 6.1(c)(iii)
Damages	Section 7.10(b)
Delayed Closing Date	Section 5.3(d)(iv)
Depositary	Section 5.2(i)
Deposit Agreement	Section 5.2(i)
Dispute	Section 10.4(b)
Dissenting Shareholders	Section 5.1(a)
Dissenting Shares	Section 5.1(a)
Effective Time	Section 2.3
Employees	Section 6.1(p)
Encumbrance	Section 6.1(l)(iv)
Environmental Law	Section 6.1(n)
Environmental Permits	Section 6.1(n)
ERISA	Section 6.1(i)(i)
Escrow Agent	Section 5.3(d)(i)
Exchange Act	Section 6.1(d)(i)
Exchange Fund	Section 5.2(a)
Excluded Shares	Section 5.1(a)
FCPA	Section 6.1(j)(iii)
First Closing Date	Section 2.2
Founder Shares	Section 5.1 (a)
GAAP	Section 6.1(e)(ii)
Governmental Entity	Section 5.2(d)
Hazardous Substance	Section 6.1(n)
HKIAC	Section 10.4(b)(i)
HKIAC Rules	Section 10.4(b)(i)
Indemnified Parties	Section 7.10(a)
Injunction	Section 8.1(b)
Intellectual Property	Section 6.1(q)
Judgment	Section 6.1(h)
Laws	Section 6.1(j)(i)
Leased Real Property	Section 6.1(l)(ii)
Lender	Section 6.2(c)(ii)
Liabilities	Section 6.1(h)
Licenses	Section 6.1(j)(ii)
Lien	Section 6.1(b)
Liens	Section 6.1(b)
Maximum Premium	Section 7.10(c)
Material Contract	Section 6.1(k)(i)
Memorandum and Articles of Association	Section 3.1
Merger	Recitals
Merger Sub Mr. Yu	Preamble Preamble
Notice of Superior Proposal	Section 7.2(c)
NYSE	Section 7.7
Owned Real Property	Section 6.1(l)(i)
Parent	Preamble

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Parent Expenses	Section 9.3(c)
Parent Termination Fee	Section 9.3(b)
Paying Agent	Section 5.2(a)
Per ADS Merger Consideration	Section 5.1(a)
Per Share Merger Consideration	Section 5.1(a)
Pre-Closing Certificate	Section 5.3(d)(iv)
Proceedings	Section 6.1(h)
Proxy Statement Record Date	Section 6.1(d)(i) Section 7.4(b)
Representatives	Section 7.2(a)
Requisite Company Vote	Section 6.1(c)(i)
Sarbanes-Oxley Act	Section 6.1(e)(i)
SEC	Section 6.1
Securities Act	Section 6.1(e)(i)
Share	Section 5.1(a)
Share Certificate	Section 5.1(a)
Share Option Scheme	Section 5.3(a)
Shareholders’ Meeting	Section 7.4(a)
Shares	Section 5.1(a)
Surviving Corporation	Section 2.1
Takeover Statute	Section 6.1(m)(ii)
Termination Date	Section 9.1(b)(i)
Trade Secrets	Section 6.1(q)

ARTICLE II THE MERGER; CLOSING; EFFECTIVE TIME

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961) as amended and revised (the “Cayman Companies Law”), at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the Cayman Companies Law. The Merger shall have the effects specified in the Cayman Companies Law.

2.2 Closing. Unless otherwise mutually agreed in writing between the Company, Merger Sub, and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Sidley Austin LLP, Suite 1901, Shui On Plaza, No. 333 Middle Huai Hai Road, Shanghai , the PRC commencing at 9:00 p.m. (Beijing time) on either (i) the second Business Day immediately following the day on which the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement (the “First Closing Date”), or (ii) if the parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Delayed Closing Date.

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2.3 Effective Time. Subject to the provisions of this Agreement, on either the First Closing Date or, if the parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Certification Date, Merger Sub and the Company shall execute a plan of merger (the “Cayman Plan of Merger”) substantially in the form contained in Appendix 1 hereto and the Company shall file, or shall cause to be filed, the Cayman Plan of Merger and other documents required by the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law, and, as soon as practicable on or after the Closing Date, shall make or cause to be made all other filings or recordings required under the Cayman Companies Law. The Merger shall become effective at the time when the Cayman Plan of Merger has been registered by the Registrar of Companies of the Cayman Islands or at such other subsequent date or time as Merger Sub and the Company may agree and specify in the Cayman Plan of Merger in accordance with the Cayman Companies Law (the “Effective Time”).

ARTICLE III

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF THE SURVIVING CORPORATION

3.1 The Memorandum and Articles of Association. As of the Effective Time, the memorandum and articles of association of Merger Sub then in effect shall be the memorandum and articles of association of the Surviving Corporation (except that, at the Effective Time, Article I of the memorandum and articles of association of the Surviving Corporation shall be amended to be and read as follows: “The name of the corporation is Gushan Environmental Energy Limited”) (the “Memorandum and Articles of Association”) until thereafter changed or amended as provided therein or by applicable Laws, subject to Section 7.10(a) hereof.

ARTICLE IV

DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

4.1 Directors. The parties hereto shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles of Association.

4.2 Officers. The parties hereto shall take all actions necessary so that the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles of Association.

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ARTICLE V

EFFECT OF THE MERGER ON ISSUED SHARE CAPITAL;

MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

5.1 Effect on Issued Share Capital. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or any other shareholders of the Company:

(a) Merger Consideration. Each ordinary share, par value HK$0.00001 per share, of the Company (a “Share” or, collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing ten Shares (the “ADSs”), issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined below) shall be cancelled in exchange for the right to receive US$0.162 in cash per Share without interest (the “Per Share Merger Consideration”). As each ADS represents ten Shares, each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares, shall represent the right to receive US$1.62 in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in the Deposit Agreement (as defined below). At the Effective Time, all of the Shares (including Shares represented by ADSs) shall cease to be outstanding, shall be cancelled and shall cease to exist and the register of members will be amended accordingly. Each certificate formerly representing any of the Shares (a “Share Certificate”) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration without interest, and any Dissenting Shares shall thereafter represent only the right to receive the applicable payments set forth in Section 5.2(f). For purposes of this Agreement, “Excluded Shares” means, collectively, at the Effective Time, (i) any Shares or ADSs owned by any Company Subsidiaries, (ii) any Shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Mr. Yu prior to the Effective Time (“Founder Shares”), (iii) any Shares held by the Depositary which are not represented by ADSs and (iv) Shares (“Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Companies Law (“Dissenting Shareholders”). In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, share split (including a reverse share split), share dividend or distribution, recapitalization, merger, issuer self-tender or exchange offer, or other similar transaction, the Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such change, be the Per Share Merger Consideration and the Per ADS Merger Consideration.

(b) Cancellation of Shares. Each Excluded Share (other than Dissenting Shares) shall, by virtue of the Merger and without any action on the part of its holder, cease to be outstanding, shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor.

(c) Merger Sub. At the Effective Time, each ordinary share, par value US$0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share, par value US$0.001 per share, of the Surviving Corporation. Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation and this will be reflected in the register of members of the Surviving Corporation.

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(d) Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to shareholders of the Company who are untraceable unless and until, except as provided below, they notify the Paying Agent (as defined below) of their current contact details prior to the Effective Time. A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or, (B) has not been sent to such shareholder because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or, (iii) notice of the Company shareholders meeting has been sent to such shareholder and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable and any monies which are returned shall be held by the Surviving Corporation in a separate non-interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the Shareholders Meeting shall be forfeited and shall revert to the Surviving Corporation. Dissenting Shareholders and shareholders of the Company who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods should contact the Surviving Corporation.

5.2 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company (the “Paying Agent”) for the payment of the Exchange Fund (as defined below), and, in connection therewith, shall prior to the Closing Date enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and ADSs, a cash amount in immediately available funds sufficient for the Paying Agent to make payments under Sections 5.1(a), 5.2(f) and 5.3(a) (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”, and in case of payments under Section 5.2(f), an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration). If a Dissenting Shareholder effectively withdraws its demand for, or loses its rights to, appraisal rights pursuant to Section 238 of the Cayman Companies Law with respect to any Dissenting Shares, (i) such Shares shall cease to be Excluded Shares and (ii) Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (x) the number of Dissenting Shares for which such Dissenting Shareholder has withdrawn its demand for, or lost its rights to, appraisal rights pursuant to Section 238 of the Cayman Companies Law and (y) the Per Share Merger Consideration. The Exchange Fund shall, pending its disbursement to the holders of Shares, be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Corporation in (a) short-term direct obligations of the United States of America, (b) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (c) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (d) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion; provided that no such investment or losses shall affect the amounts payable to such holders and Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Sections 5.1(a), 5.2(f) and 5.3(a). Earnings from investments, subject to the immediately preceding proviso, shall be the sole and exclusive property of Parent and the Surviving Corporation; in no event shall a Person entitled to receive the Merger Consideration pursuant to Sections 5.1(a), 5.2(f) and 5.3(a) be entitled to receive interest or other earnings on any funds deposited with the Paying Agent. The Exchange Fund shall not be used for any other purpose.

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(b) Exchange Procedures. Promptly after the Effective Time (and in any event within three (3) Business Days), the Surviving Corporation shall cause the Paying Agent to mail (or in the case of the Depository Trust Company, deliver) to each registered holder of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form for a Cayman Islands incorporated company specifying that delivery shall be effected, and risk of loss and title to the Share Certificates and Book-Entry Shares shall pass, only upon delivery of the duly completed instruments of transfer and the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 5.2(e)) and Book-Entry Shares to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree prior to the Closing Date, and (ii) instructions for effecting the surrender of the Share Certificates (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 5.2(e)) and Book-Entry Shares in exchange for the Per Share Merger Consideration, as applicable. Upon surrender of a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 5.2(e)) or Book-Entry Shares to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Share Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor a cheque, in the amount (after giving effect to any required tax withholdings as provided in Section 5.2(h)) equal to (x) the number of Shares represented by such Share Certificate (or affidavit or indemnity of loss in lieu of the Share Certificate as provided in Section 5.2(e)) or the number of Book-Entry Shares multiplied by (y) the Per Share Merger Consideration, and the Share Certificate or Book-Entry Shares so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (i) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) multiplied by (y) the Per ADS Merger Consideration and (ii) the Depositary will distribute the Per ADS Merger Consideration to ADS holders (net of any applicable fees and charges of, and expenses incurred by, the Depositary, and withholding taxes) pro rata to their holdings of ADSs upon surrender by them of the ADSs. Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders. No interest will be paid or accrued on any amount payable upon due surrender of the Share Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a cheque for any cash to be exchanged upon due surrender of the Share Certificate or Book-Entry Shares may be issued to such transferee if the Share Certificates or Book-Entry Shares formerly representing such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

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(c) Transfers. From and after the Effective Time, no transfers of Shares shall be effected in the register of members of the Company. If, after the Effective Time, any instruments of transfer, Share Certificates or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, such instruments of transfer, Share Certificates or Book-Entry Shares shall be cancelled and (except for Excluded Shares) exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate or Book-Entry Shares is entitled pursuant to this Article V.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company (other than holders of Excluded Shares) for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation on the instruction of Parent. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article V shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration to which such holder is entitled pursuant to this Article V upon due surrender of its Share Certificates (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 5.2(e)) or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent, the Depositary or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, bona vacantia, escheat or similar Law. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any domestic, multinational or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (a “Governmental Entity”) shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or by the Paying Agent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Share Certificate, the Paying Agent will issue a cheque in the amount (after giving effect to any required tax withholdings) equal to (x) the number of Shares represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration.

(f) Dissenters’ Rights. No Person who has validly exercised their appraisal rights pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s appraisal rights under the Cayman Companies Law. Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure set forth in Section 238 of the Cayman Companies Law with respect to Shares owned by such Dissenting Shareholder. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to any Dissenting Shareholder’s rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

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(g) Transfer Books; No Further Ownership Rights. The Per Share Merger Consideration and Per ADS Merger Consideration paid in respect of the Shares upon the surrender for exchange of Share Certificates or for Book-Entry Shares in accordance with the terms of this Article V shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Share Certificates or Book-Entry Shares, and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Share Certificates or Book-Entry Shares that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Laws. If, after the Effective Time, any Share Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate is entitled pursuant to this Article V.

(h) Tax Withholding. Each of Parent, the Surviving Corporation, the Paying Agent and the Depositary, without double counting, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it reasonably determines in good faith it is required to deduct and withhold with respect to Taxes. To the extent that amounts are so withheld by Parent, the Surviving Corporation, the Paying Agent or the Depositary, such withheld amounts (i) shall be remitted by Parent, the Surviving Corporation, the Paying Agent or the Depositary to the applicable Governmental Entity, and (ii) to the extent so remitted, shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made.

(i) Termination of Deposit Agreement. As soon as reasonably commercially practicable after the Effective Time, the Surviving Corporation shall provide notice to The Bank of New York (the “Depositary”) to terminate the deposit agreement dated December 24, 2007 between the Company and the Depositary (the “Deposit Agreement”) in accordance with its terms.

(j) Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the Cayman Companies Law.

5.3 Treatment of Company Options.

(a) Company Options. At the Effective Time, each option to purchase Company Shares pursuant to a share option scheme approved by the shareholders of the Company on November 9, 2007 (the “Share Option Scheme”) that is then outstanding and unexercised (a “Company Option”), whether or not then vested, shall be cancelled, and in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled Company Option immediately following the Effective Time an amount in cash (without interest) equal to the product of (i) the excess of the Per Share Merger Consideration over the exercise price per share of such Company Option and (ii) the number of shares subject to such Company Option, without interest; provided, that if the exercise price per share of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled without any cash payment being made in respect thereof. Unless otherwise determined by Parent, the Share Option Scheme shall terminate as of the Effective Time.

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(b) Non-Scheme Options. On the Closing Date, the option to purchase Company Shares pursuant to a service agreement dated September 21, 2007, between the Company and Mr. Wilson Wai Sun Kwong, to the extent then outstanding and unexercised at such time, shall be cancelled without any cash payment being made in respect thereof.

(c) Corporate Action. As soon as practicable following the date of this Agreement, the Company shall use its commercially reasonable efforts to effect the measures contemplated by Sections 5.3(a) and 5.3(b), including the adoption of any plan amendments, obtaining the approval of the Company Board or a committee thereof, and obtaining any necessary consents of the holders of the Company Options. The Company shall use its commercially reasonable efforts to ensure that from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to issue Shares or other share capital of the Company or the Surviving Corporation or any other consideration (other than as required by this Section 5.3 to any Person pursuant to or in settlement of Company Options.

(d) Without limiting the generality of the foregoing, within one (1) Business Day following the satisfaction or waiver of the conditions precedent to the Closing set forth in Article VIII, if any holder of a Company Option has not delivered a consent necessary to enable the Company to effect the measures contemplated by Section 5.3(a), the Company shall notify Parent in writing, and Parent may, on the First Closing Date, elect at its sole discretion in writing that the Closing not occur on the First Closing Date but instead that the Closing occur on the Delayed Closing Date. Promptly upon the exercise of Parent’s election to delay the Closing to the Delayed Closing Date, but in no event later than the second calendar day following such election, the parties agree to take or cause to be taken the following actions:

(i) Parent shall designate a bank or trust company reasonably acceptable to the Company to act as an escrow agent thereunder (the “Escrow Agent”);

(ii) Parent shall pay to the Escrow Agent the Exchange Fund;

(iii) the Company and Merger Sub shall deposit the executed Cayman Plan of Merger with the Escrow Agent;

(iv) the Company, Parent and Merger Sub shall each execute a certificate (the “Pre-Closing Certificate”) stating that (A) all of the conditions precedent to the Closing set forth in Article VIII have been satisfied or waived in accordance with this Agreement; (B) the Merger is unconditional; and (C) the Closing shall occur on the 15th calendar day following the Certification Date (the “Delayed Closing Date”); and

(v) the Company, Parent and Merger Sub shall deliver irrevocable instructions to the Escrow Agent directing the Escrow Agent that upon the Delayed Closing Date, the Escrow Agent shall deposit the Exchange Fund with the Paying Agent in accordance with Section 5.2(a) and shall file the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to Section 2.3.

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(e) For the avoidance of doubt, if Parent does not deliver a written notice to the Company pursuant to Section 5.3(d) above within the time period required thereby, Parent and Merger Sub shall be required to consummate the Merger on the First Closing Date.

ARTICLE VI REPRESENTATIONS AND WARRANTIES

6.1 Representations and Warranties of the Company. Except (x) as may be disclosed in the Company Reports filed with or furnished to the Securities and Exchange Commission (the “SEC”) prior to the date hereof (excluding, in each case, any nonspecific disclosures set forth in any risk factor section to the extent they are general, nonspecific and forward looking statements or cautionary or forward-looking in nature), or (y) as may be disclosed in the disclosure schedule delivered to Parent by the Company on the date hereof (the “Company Disclosure Schedule”) (it being understood that any information set forth on one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Incorporation, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly incorporated, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of its respective jurisdiction of organization, and each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. The Company is not in violation or default of any of the provisions of its memorandum and articles of association as amended to date except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. None of the Subsidiaries of the Company is in violation or default of any of the provisions of its memorandum and articles of association, or other equivalent organizational documents, except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. True, complete and correct copies of the certificate of incorporation and memorandum and articles of association of the Company, as in effect as of the date of this Agreement, have been publicly filed by the Company as part of the Company Reports.

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(b) Capital Structure.

(i) The authorized share capital of the Company consists of 38,000,000,000 Shares of a par value of HK$0.00001, of which, as of June 4, 2012, (A) 193,912,859 Shares are outstanding, (B)13, 683,194 Shares are reserved for future issuance pursuant to the Share Option Scheme (11,200,000 Shares of which are subject to outstanding Company Options), (C) 1,094,656 Shares are reserved for future issuance pursuant to certain equity-based awards other than the Share Option Scheme, (D) 22,145,200 Shares are held by certain Subsidiaries of the Company (12,000,000 Shares of which are subject to the Jin Xin Earn-out Arrangement), and (E) a maximum of 16,919,084 Shares are reserved for potential future issuance pursuant to the Xiangbei Earn-out Arrangement. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. Each Company Option was granted in accordance with all applicable Laws in all material respects and all terms and conditions of the relevant Share Option Scheme in all material respects, and in compliance with the rules and regulations of NYSE in all material respects. All Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Except as set forth in Section 6.1(b) of the Company Disclosure Schedule, each of the outstanding shares of share capital or other securities of each of the Company’s Subsidiaries, has been duly authorized, and validly issued, and is fully paid and nonassessable (to the extent such concept is applicable in the relevant jurisdiction) and owned by the Company or by a Subsidiary, free and clear of any lien, charge, pledge, security interest, mortgage, claim or other encumbrance (each, a “Lien” and collectively, “Liens”), except for such Liens and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests). The Company or any of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable Laws) to receive dividends and distributions on, all equity securities of its Subsidiaries as owned by the Company or such Subsidiary. Other than the Company Options issued under the Share Option Scheme and as otherwise set forth in this Section 6.1(b) or in Section 6.1(b) of the Company Disclosure Schedule, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of share capital or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. Except as set forth in Section 6.1(b) of the Company Disclosure Schedule, there are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s share capital to which the Company is a party or, to the Knowledge of the Company, between or among any of the Company’s shareholders.

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(c) Corporate Authority; Approval and Fairness; No Violations.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby in accordance with the terms hereof, subject only to approval of this Agreement at the Shareholders’ Meeting by an affirmative vote of both (A) shareholders representing two-thirds or more of the Shares, present and voting in person or by proxy as a single class and (B) shareholders representing a majority of the total issued and outstanding Shares, excluding (x) any Shares or ADSs owned by any Company Subsidiaries, (y) the Founder Shares and (z) any Shares held by the Depositary which are not represented by ADSs ((A) and (B) together, the “Requisite Company Vote”), with any Shares voted by the Depositary at the direction of the Company pursuant to Section 4.07 of the Deposit Agreement counting towards the voting requirement in clause (A) but treated as shares not voted at the Shareholders’ Meeting for purposes of clause (B). This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The Company Board, acting upon the unanimous recommendation of the Independent Committee, has (A) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its shareholders (other than Mr. Yu), (B) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby and (C) resolved, subject to Section 7.2, to recommend approval of this Agreement to the holders of Shares (the “Company Recommendation”). The Company Board, acting upon the unanimous recommendation of the Independent Committee, has directed that this Agreement be submitted to the holders of Shares for their approval.

(iii) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Merger or the other transactions contemplated hereby, will (A) conflict with or violate any provision (x) of the memorandum and articles of association of the Company or (y) of the similar organizational documents of any of the Company’s Subsidiaries or (B) assuming that the authorizations, consents and approvals referred to in Section 6.1(d) and the Requisite Company Vote are obtained and the filings referred to in Section 6.1(d) are made, (x) violate any Laws applicable to the Company or any of its Subsidiaries, (y) constitute a default under any of the terms, conditions or provisions of any loan or credit agreement, letter of credit, guarantee, power of attorney, debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, contract, or other agreement (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or accelerate the Company’s or, if applicable, any of its Subsidiaries’, obligations under any such Contract or (z) result in the creation of any Lien on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clauses (A)(y) and (B), as would not reasonably be expected to have a Material Adverse Effect.

(d) Government Approvals. Except for (A) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), including the joining of the Company in the filing of the Schedule 13E-3, the furnishing of Form 6-K with the proxy statement relating to the Merger to be prepared in connection with the Shareholders’ Meeting (including any amendment or supplement thereto) (the “Proxy Statement”), and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments from the SEC, if any, on such documents, (B) compliance with the rules and regulations of the NYSE, (C) the filing of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and (D) compliance with any applicable state securities or Blue Sky laws, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Entity are necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger and the other transactions contemplated hereby, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given would not reasonably be expected to have a Material Adverse Effect.

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(e) Company Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), since January 1, 2009 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Company Reports”). No Subsidiary of the Company is or has been required to file or furnish any periodic reports with the SEC. Each of the Company Reports, at the time of its filing or being furnished (or, in the case of registration statements, at the time of their effectiveness) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, applicable accounting standards and the Sarbanes-Oxley Act of 2002 (as amended and including the rules and regulations promulgated thereunder) (the “Sarbanes-Oxley Act”), each in effect on such dates. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”) and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

(iii) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date hereof, will fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date, and each of the consolidated statements of income, changes in shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed after the date hereof, will fairly present, in all material respects, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP, Regulation S-X of the SEC and the rules and standards of the Public Company Accounting Oversight Board except as may be noted therein.

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(iv) The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its Subsidiaries, required to be included in reports filed under the Exchange Act is made known to the chief executive officer and chief financial officer of the Company or other persons performing similar functions by others within those entities. Neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated. To the Company’s Knowledge, there is no fraud, whether or not material, that involves the Company’s management or other Employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

(f) Proxy Statement. The Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (including any amendment or supplement or document incorporated by reference) and the Rule 13E-3 transaction statement on Schedule 13E-3 relating to the approval of this Agreement by the shareholders of the Company shall not, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting or, in the case of the Schedule 13E-3, on the date it and any amendment or supplement to it is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

(g) Absence of Certain Changes. Since December 31, 2011 to the date hereof, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (ii) there has not been:

(A) any amendment or modification to the memorandum and articles of association or other similar organizational documents (whether by merger, consolidation or otherwise) of the Company;

(B) any circumstance, occurrence or development of which the Company has Knowledge which, individually or in the aggregate, has constituted a Material Adverse Effect;

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(C) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any Subsidiary of the Company);

(D) any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(E) (i) any material increase in the compensation or benefits payable or to become payable to its Employees or (ii) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, equity, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any Employee, except to the extent required by applicable Laws;

(F) any agreement to do any of the foregoing.

(h) Litigation and Liabilities. As of the date of this Agreement, there are no civil, criminal, administrative or other actions, suits, claims, oppositions, litigations, hearings, arbitrations, investigations or other proceedings (“Proceedings”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, other than any such Proceedings that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise (“Liabilities”), except (i) as reflected or reserved against in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed after the Applicable Date but prior to the date hereof, (ii) for Liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent balance sheet included in the Company Reports, (iii) for Liabilities incurred pursuant to the transactions contemplated by this Agreement, or (iv) Liabilities that would not reasonably be expected to constitute a Material Adverse Effect or are not reasonably likely to prevent or materially impair the consummation of the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement (“Judgment”) of any Governmental Entity which has, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

(i) Employee Benefits.

(i) All material benefit and compensation plans, policies or arrangements covering current or former Employees of the Company and its Subsidiaries, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, severance, share option, share purchase, stock appreciation rights, Company share-based, incentive and bonus plans (the “Company Benefit Plans”), including Company Benefit Plans maintained outside of the United States primarily for the benefit of Employees working outside of the United States, are referred to in the Company Reports or are listed in Section 6.1(i) of the Company Disclosure Schedule. True and complete copies of all Company Benefit Plans listed in Section 6.1(i) of the Company Disclosure Schedule, including any trust instruments, insurance contracts, actuarial reports and, with respect to any employee share ownership plan, the agreements granting any shares, options or other incentive awards and the loan agreements forming a part of any Company Benefit Plans, and all amendments thereto have been provided or made available to Parent and Merger Sub.

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(ii) None of the Company Benefit Plans was or is subject to ERISA.

(iii) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former Employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Benefit Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(iv) There is no outstanding order against the Company Benefit Plans that has or would reasonably be expected to have a Material Adverse Effect.

(v) The Company is not obligated, pursuant to any of the Company Benefit Plans or otherwise, to grant any options to purchase Shares to any Employees, consultants or directors of the Company after the date hereof.

(j) Compliance with Laws; Licenses.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the businesses of each of the Company and its Subsidiaries have not been, since December 31, 2010, and are not being conducted in violation of any applicable United States federal, state or local, non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, directive, treaty provision applicable to the Company and its Subsidiaries, Judgment, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”). No investigation, audit or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity notified the Company of its intention to conduct the same, except for (A) such investigations or reviews the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and/or (B) such investigations or reviews in the trading in the securities of the Company related to the Merger. As of the date hereof, neither the Company nor any of its Subsidiaries has received any notice or communication of any material noncompliance with any applicable Laws that has not been cured as of the date hereof.

(ii) The Company and its Subsidiaries each has made application or obtained, renewed and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except where the failure to hold the same would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Subsidiary has received any notice of Proceedings relating to the revocation or modification of any Licenses, except such revocation or modification would not reasonably be expected to have a Material Adverse Effect.

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(iii) Except as would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries is subject to any pending or, to the Knowledge of the Company, threatened, investigation by any Governmental Entity in the PRC or elsewhere pursuant to anti-corruption Laws (including the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, if applicable, and the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, if applicable) with respect to corrupt practices in the procurement by Governmental Entities. Except as would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has, nor has any Employee of the Company or any of its Subsidiaries, been convicted of any violation of such anti-corruption Laws. Except as would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has solicited, received, paid or offered to pay any remuneration for the purpose of making or receiving any referral which violated such anti-corruption Law. Except as would not reasonably be expected to have a Material Adverse Effect, none of the Company, its Subsidiaries, and any agent or Employee of the Company or any of its Subsidiaries, has taken any action that could result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA. Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(k) Material Contracts.

(i) Except for this Agreement and except for Contracts filed as exhibits to the Company Reports, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by:

(A) any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(B) any Contract involving the payment or receipt of amounts by the Company or any of its Subsidiaries, or relating to indebtedness for borrowed money or any financial guaranty, of more than RMB 1,000,000 in any calendar year on its face;

(C) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than RMB 1,000,000;

(D) any Contract relating to the formation, creation, operation, management or control of any joint venture that is material to the business of the Company and its Subsidiaries, taken as a whole;

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(E) any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act; and

(F) any non-competition Contract or other Contract that limits or purports to limit in any material respect the type of business in which the Company or its Subsidiaries may engage, the type of goods or services which the Company or its Subsidiaries may manufacture, produce, import, export, offer for sale, sell or distribute or the manner or locations in which any of them may so engage in any business or use their assets.

Each such Contract described in clauses (A) through (F) above and each such Contract that would be a Material Contract but for the exception of being filed as an exhibit to the Company Reports is referred to herein as a “Material Contract”.

(ii) (A) Each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and to the Knowledge of the Company, each other party thereto, and is in full force and effect subject to the Bankruptcy and Equity Exception, except where the failure to be valid, binding and in full force and effect would not reasonably be expected to have a Material Adverse Effect; (B) there is no breach or default under any Material Contracts by the Company or its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by the Company or its Subsidiaries, except where such breach, default or event would not reasonably be expected to have a Material Adverse Effect; and (C) to the Knowledge of the Company, as of the date of this Agreement, no other party to any Material Contract is in breach of or default under the terms of any Material Contract, except where such breach or default would not reasonably be expected to have a Material Adverse Effect.

(l) Properties.

(i) Except as would not reasonably be expected to have a Material Adverse Effect, with respect to real property owned by the Company or any of its Subsidiaries, and all buildings, structures, improvements, and fixtures thereon (the “Owned Real Property”), (A) the Company or its applicable Subsidiary has good and marketable title, or validly granted long term land use rights and building ownership rights, as applicable, to the Owned Real Property, free and clear of any Encumbrance, and (B) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein.

(ii) Except as would not reasonably be expected to have a Material Adverse Effect, with respect to real property leased, subleased or licensed to the Company or its Subsidiaries (the “Leased Real Property”), each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of Leased Real Property, free and clear of all Encumbrances.

(iii) Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Encumbrances other than Permitted Liens.

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(iv) For purposes of this Section 6.1(l) only, “Encumbrance” means any Lien, mortgage, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset, but specifically excludes: (a) encumbrances for current Taxes or other governmental charges not yet due and payable; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business as to which there is no default on the part of the Company or any of its Subsidiaries and reflected on or specifically reserved against or otherwise disclosed in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed prior to the date hereof; and (c) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of Owned Real Property or the Leased Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted.

(m) Rights Agreement; Anti-Takeover Provisions.

(i) The Company is not party to a shareholder rights agreement, “poison pill” or similar agreement or plan.

(ii) No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation save for Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.

(n) Environmental Matters. Except as would not reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws, (ii) the Company and each of its Subsidiaries have obtained and possess all permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (“Environmental Permits”), and all such Environmental Permits are in full force and effect; (iii) no property currently or formerly owned or operated by the Company or any of its Subsidiaries has been contaminated with or is releasing any Hazardous Substance in a manner that is or would reasonably be expected to require remediation or other action pursuant to any Environmental Law; (iv) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law. Neither the Company nor any of its Subsidiaries is subject to any order, decree or injunction with any Governmental Entity or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances. As used herein, the term “Environmental Law” means any applicable PRC local, provincial or national Law, relating to: (A) the protection of health, safety or the environment or (B) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance; the term “Hazardous Substance” means any chemical, pollutant, waste or substance that is: (A) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (B) any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls or radioactive material.

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(o) Tax Matters. Except as would not reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries (i) have prepared in good faith and duly and, in cases where the statute of limitations would still be open, timely filed (taking into account any extension of time within which to file) all income, franchise, and similar Tax Returns and all other Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate; and (ii) have paid all Taxes that are shown as due on such filed Tax Returns and any Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any Employee, creditor or third party, except with respect to matters contested in good faith. Except as would not reasonably be expected to have a Material Adverse Effect, as of the date of this Agreement, there are not pending or, to the Knowledge of the Company, threatened audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. To the Knowledge of the Company, there are no unresolved questions or claims concerning the Company’s or any of its Subsidiaries’ Tax liability that are not disclosed or provided for in the Company Reports, except such unresolved questions or claims that would not reasonably be expected to have a Material Adverse Effect.

(p) Labor Matters. Except as would not reasonably be expected to have a Material Adverse Effect, as of the date hereof (i) there is no pending or, to the Company’s Knowledge, threatened dispute with the directors of the Company or any of its Subsidiaries or with any of the Employees of the Company or any of its Subsidiaries, (ii) each of the Company and its Subsidiaries is in compliance with all applicable Laws of the PRC, respecting employment, employment practices, labor, terms and conditions of employment and wages and hours, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid), former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of the Company or any Subsidiary of the Company (collectively, “Employees”); and (iii) other than regular payments to be made in the ordinary course of business consistent with past practice, neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits for Employees.

(q) Intellectual Property.

(i) (A) Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries own or have valid and enforceable rights to use all Intellectual Property that is used in their respective businesses as currently conducted (the “Company IP”); (B) all of the registrations and applications included in the Company IP owned by, and to the Knowledge of the Company, the Company IP exclusively licensed by the Company and its Subsidiaries, are subsisting; and (C) all of the Company IP are free and clear of any encumbrance other than Permitted Liens and nonexclusive licenses entered into in the ordinary course of business.

(ii) Except as would not reasonably be expected to have a Material Adverse Effect, neither the conduct of the business of the Company and/or the conduct of the business of each of its Subsidiaries nor the Company IP infringes, dilutes, misappropriates or otherwise violates any Intellectual Property rights of any third party; and to the Company’s Knowledge, no third party is infringing, diluting, misappropriating or otherwise violating any Company IP owned or exclusively licensed by the Company or its Subsidiaries.

(iii) Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries take and have taken commercially reasonable measures to maintain, preserve and protect the confidentiality of all material Trade Secrets, and to the Company’s Knowledge, such Trade Secrets have not been used, disclosed or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements or pursuant to obligations to maintain confidentiality arising by operation of law.

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For purposes of this Agreement: “Intellectual Property” means: (A) trademarks, service marks, brand names, corporate names, Internet domain names, logos, symbols, trade dress, trade names, and all other source indicators and all goodwill associated therewith and symbolized thereby; (B) patents and proprietary inventions and discoveries; (C) confidential and proprietary information, trade secrets and know-how, (including confidential and proprietary processes, technology, research, recipes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists) (collectively, “Trade Secrets”); and (D) all applications and registrations, invention disclosures, and extensions, revisions, restorations, substitutions, modifications, renewals, divisions, continuations, continuations-in-part, reissues and re-examinations related to any of the foregoing.

(r) Customers and Suppliers. Except as would not reasonably be expected to have a Material Adverse Effect, as of the date of this Agreement, the Company has not received any notice in writing from any of its five largest customers or suppliers (based on aggregate sales or purchases, as applicable, during the fiscal year ended December 31, 2011) that any such customer or supplier intends to terminate, materially reduce, or not renew, its relationship with the Company or its Subsidiaries and, to the Knowledge of the Company, no such customer or supplier intends to materially reduce, cancel, or otherwise terminate its relationship with the Company and its Subsidiaries.

(s) Insurance. The Company has made available to Parent accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries. Except as would not reasonably be expected to have a Material Adverse Effect, (i) all such insurance is in full force and effect, (ii) the Company has no reason to believe that it or any of its Subsidiaries will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a reasonable cost; (iii) to the Knowledge of the Company, as of the date hereof, neither the Company nor any of its Subsidiaries has received any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies in writing; and (iv) neither the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

(t) Opinion of Financial Advisor. The Independent Committee has received the opinion of Piper Jaffray Asia Limited, to the effect that, as of the date of such opinion, and subject to the various assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration and Per ADS Merger Consideration to be received by holders of Shares and ADSs (other than holders of Excluded Shares) is fair, from a financial point of view, to such holders and a copy of such opinion will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Independent Committee.

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(u) Product Liability. Except as would not reasonably be expected to have a Material Adverse Effect, there is no Proceeding before any Governmental Entity pending or, to the Company’s Knowledge, threatened, in either case against or involving the Company or any of its Subsidiaries concerning any product of the Company or any of its Subsidiaries produced or manufactured by the Company or any of its Subsidiaries relating to or resulting from a defect in design, manufacture, materials or workmanship of any such product or any failure to warn, or any breach of implied warranties or representations of any such product. Except as would not reasonably be expected to have a Material Adverse Effect, since December 31, 2010, there has not been any accident or event caused by any defect in manufacture, design, materials or workmanship including any failure to warn or any breach of express or implied warranties or representations, with respect to a product produced or manufactured by the Company or any of its Subsidiaries which resulted in serious injury or death to any Person or material damage to or destruction of property.

(v) Brokers and Finders. The Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company, through the Independent Committee, has engaged Piper Jaffray Asia Limited as its financial advisor. The Company has made available to Parent and Merger Sub a complete and accurate copy of all agreements pursuant to which any financial advisor to the Company is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

(w) No Additional Representations. Except for the representations and warranties made by the Company in this Section 6.1, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, or any information provided to Parent or Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and Parent and Merger Sub acknowledge the foregoing. Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent or Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent or Merger Sub or any of their Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Section 6.1.

6.2 Representations and Warranties of Parent and Merger Sub.

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that:

(a) Incorporation, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly incorporated, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Each of Parent and Merger Sub has made available to the Company complete and correct copies of its memorandum and articles of association as currently in effect. Neither Parent nor Merger Sub is in violation or default of any of the provisions of their respective memorandum and articles of association as currently in effect, in any material respect.

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(b) Corporate Authority.

(i) Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby in accordance with the terms hereof. This Agreement has been duly executed and delivered by Parent and Merger Sub and is a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(ii) The board of directors of Parent, the board of directors of Merger Sub, and Parent as the sole shareholder of Merger Sub, have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement by Parent and Merger Sub, as the case may be, and taken all such actions as may be required to be taken by the board of directors of Parent, the board of directors of Merger Sub and by Parent as the sole shareholder of Merger Sub to effect the transactions contemplated by this Agreement.

(c) Available Funds. Parent and Merger Sub have or will have available to them, as of the Effective Time, all funds necessary for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and to pay all related fees and expenses.

(d) Capitalization.

(i) The authorized share capital of Parent consists solely of 500,000,000 ordinary shares, par value US$0.0001 per share. As of the date of this Agreement, one ordinary share of Parent is issued and outstanding and is duly authorized, validly issued, fully paid and non-assessable. There are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any shares of share capital of, or other equity interests in, Parent or Merger Sub. All ordinary shares of Parent subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(ii) The authorized share capital of Merger Sub consists solely of 1,000,000 ordinary shares, par value US$0.001 per share, one share of which is validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

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(e) Consents and Approvals; No Violations.

(i) Except for (A) compliance with the applicable requirements of the Exchange Act, including, without limitation, joining of Parent and Merger Sub (and certain of their Affiliates) in the filing of the Schedule 13E-3, the filing or furnishing of one or more amendments to the Schedule 13E-3 and the filing of a Schedule 13D with the SEC, (B) compliance with the rules and regulations of NYSE and (C) the filing of the Cayman Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by Parent or Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice is not, individually or in the aggregate, reasonably likely to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by Parent or Merger Sub do not, and the consummation by Parent or Merger Sub of the transactions contemplated hereby will not constitute or result in (A) any breach of any provision of the respective memoranda and articles of association (or similar governing documents) of Parent or Merger Sub, (B) a violation or breach of, or (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of an obligation or the creation of any Lien other than Permitted Liens) under, any of the terms, conditions or provisions of any Contract or obligation to which Parent or Merger Sub is a party or by which any of them or any of their respective properties or assets may be bound or (C) violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets, except in the case of (B) or (C) for violations, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(f) Litigation. As of the date hereof, (i) there is no Proceeding pending or, to Parent’s Knowledge, threatened against Parent or Merger Sub or any of their respective Affiliates, other than any such Proceeding that would not reasonably be expected, individually or in the aggregate, to prevent or materially impair the consummation of the Merger and the other transactions contemplated by this Agreement and (ii) neither Parent nor Merger Sub nor any of its Affiliates is a party to or subject to the provisions of any Judgment of any Governmental Entity which would reasonably be expected to prevent or materially impair the consummation of the Merger and the other transactions contemplated by this Agreement.

(g) Brokers and Finders. No broker, finder or investment banker is entitled to any brokerage, finders’ or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Mr. Yu, Parent or Merger Sub.

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(h) Solvency. As of the Effective Time and immediately after giving effect to all of the transactions contemplated hereby, including the payment of the aggregate Per Share Merger Consideration, the aggregate Per ADS Merger Consideration, the aggregate amount of consideration payable in respect of Dissenters Shares in accordance with Section 5.2 (f), the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, and payment of all related fees and expenses, assuming (i) satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth herein, or the waiver of such conditions, and (ii) the accuracy of the representations and warranties of the Company set forth in Section 6.1 (for such purposes, the representations and warranties that are qualified as to materiality or “Material Adverse Effect” shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects), the Surviving Corporation will be solvent, as such term is used under the Laws of the Cayman Islands.

(i) Ownership of Securities. Except as disclosed on Schedules 13G or Schedules 13D filed with the SEC as of the date of this Agreement, none of Parent, Merger Sub or Mr. Yu beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

(j) Schedule 13E-3; Proxy Statement; Other Information. None of the information provided or to be provided by Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto and (ii) at the time of the Shareholders’ Meeting, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information that is contained or incorporated by reference in the Proxy Statement or the Schedule 13E-3 other than with respect to Parent or Merger Sub as set forth in this Section 6.2(j).

(k) Certain Actions. As of the date hereof, there are no Contracts or other agreements, arrangements or understandings (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management, directors or shareholders, on the other hand, that relate in any way to the Company or the transactions contemplated hereby, or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per Share ADS Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve the Merger or has agreed to vote against any Superior Proposal.

(l) Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub will not hold any of the Company, its Subsidiaries, or their respective stockholders, Affiliates or Representatives liable with respect thereto, other than fraud in connection therewith.

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(m) No Additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this Section 6.2, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing. Neither Parent nor Merger Sub nor any other Person will have or be subject to any liability or indemnity obligations to the Company or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to the Company or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Section 6.2.

ARTICLE VII COVENANTS

7.1 Conduct of Business Pending the Merger.

(a) Operation of the Company’s Business. Except (i) as required by applicable Laws, (ii) as set forth in Section 7.1(a) of the Company Disclosure Schedule, (iii) as expressly contemplated by this Agreement or (iv) with the prior written consent of Parent or Merger Sub (such consent not to be unreasonably withheld), the Company covenants and agrees as to itself and its Subsidiaries that, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, the business of the Company and its Subsidiaries shall be conducted only in the ordinary course and, to the extent consistent therewith, the Company and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations substantially intact and maintain their existing relations and goodwill with Governmental Entities, key customers, suppliers, distributors, Employees and other Persons with whom the Company and its Subsidiaries have material business relationships. Without limiting the generality of, and in furtherance of, the foregoing, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, except (A) as otherwise expressly required or permitted by this Agreement or as required by Law; (B) as set forth in Section 7.1(a) of the Company Disclosure Schedule, or (C) as Parent may approve in advance in writing (which approval shall not be unreasonably withheld, conditioned or delayed), the Company will not and will not permit any of its Subsidiaries to:

(i) adopt or propose any change in the memorandum and articles of association or other applicable governing instruments of the Company or its Subsidiaries;

(ii) effect any scheme of arrangement, merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly owned Subsidiaries of the Company that are not obligors or guarantors of third party indebtedness, or other than in the ordinary course, restructure, reorganize or completely or partially liquidate or otherwise enter into any Contracts imposing changes or restrictions on its assets, operations or businesses that are material to the Company and the Subsidiaries taken as a whole;

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(iii) acquire, directly or indirectly, whether by purchase, merger, consolidation, scheme of arrangement or acquisition of stock or assets or otherwise, any assets, securities, properties, interests, or businesses or make any investment (whether by purchase of stock or securities, contributions to capital, loans to, or property transfers), in each case, other than (A) in the ordinary course of business—it being understood and agreed that the acquisition of all or substantially all of the assets or outstanding shares or other equity securities of any Person is not in the ordinary course of business—or (B) if not in the ordinary course of business, with a value or purchase price (including the value of assumed liabilities) not in excess of RMB1,000,000 in any transaction or related series of transactions or acquisitions;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, or redeem, purchase or otherwise acquire, any share capital of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any share capital, or any options, warrants or other rights of any kind to acquire any share capital or such convertible or exchangeable securities, other than in connection with (A) the issuance of securities as required to comply with any Company Benefit Plan or employment agreement as in effect on the date hereof, including the withholding of Shares for tax purposes in connection with the exercise of Company Options, or (B) pursuant to Contracts in effect as of the date hereof;

(v) create or incur (A) any Lien on any Company IP owned or exclusively licensed or that is material and non-exclusively licensed by the Company or any of its Subsidiaries outside the ordinary course of business or (B) any Lien on any other assets of the Company or any of its Subsidiaries which assets have a value in excess of RMB1,000,000, in each case, other than Permitted Liens;

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company) except in the ordinary course of business not in excess of RMB1,000,000 in the aggregate or pursuant to Material Contracts in effect as of the date hereof;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its share capital (except for dividends paid by any wholly owned Subsidiary to the Company or to any other wholly owned Subsidiary), or enter into any Contract with respect to the voting of its share capital;

(viii) reclassify, split, combine, subdivide, directly or indirectly, any of its share capital or securities convertible or exchangeable into or exercisable for any of its share capital;

(ix) incur, alter, amend or modify, any indebtedness for borrowed money or guarantee such indebtedness of another Person, or permit any Subsidiary of the Company to guarantee any indebtedness of the Company, other than (i) the incurrence or guarantee of indebtedness in the ordinary course of business consistent with past practice not to exceed RMB1,000,000 in the aggregate, (ii) the incurrence or guarantee of short-term indebtedness to fund the Company’s anticipated capital expenditures referred to in Section 7.1(a)(xi)(A), and (iii) the incurrence or guarantee of short-term indebtedness to refinance any indebtedness of the Company or its Subsidiaries existing on the date of this Agreement;

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(x) issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries;

(xi) make or authorize any capital expenditure except (A) as disclosed in the Company’s annual report on Form 20-F filed on May 15, 2012, under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Acquisitions and Capital Expenditures—Estimated Capital Expenditures for 2012” or (B) in the ordinary course of business consistent with past practice and in an amount not to exceed RMB1,000,000;

(xii) make any material changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in GAAP or applicable regulatory accounting requirements;

(xiii) settle any Proceeding before a Governmental Entity by or against the Company or any of its Subsidiaries or relating to any of their business, properties or assets, other than settlements (A) entered into in the ordinary course of business consistent with past practice, (B) requiring of the Company and its Subsidiaries only the payment of monetary damages not exceeding RMB1,000,000 and (C) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(xiv) engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(xv) create any new Subsidiaries;

(xvi) enter into, amend or modify (except for any modification or amendment that is beneficial to or not materially less favorable to the Company), in any material respect, or terminate, or waive any material rights under, any Material Contract (or Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof);

(xvii) make or change any material Tax election, materially amend any Tax Return, enter into any material agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(xviii) (A) with regard to material Intellectual Property owned or licensed by the Company or any of its Subsidiaries, transfer, sell, license, mortgage, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material Intellectual Property, other than licenses or other Contracts granted in the ordinary course of business, or cancellation, abandonment, allowing to lapse or expire such Intellectual Property that is no longer used or useful in any of the Company’s or its Subsidiaries’ respective businesses or pursuant to Contracts in effect prior to the date hereof; and (B) with regard to other assets, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, including share capital of any of its Subsidiaries, except in connection with services provided in the ordinary course of business, sales of products in the ordinary course of business and sales of obsolete assets and except for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of RMB1,000,000 in the aggregate, other than pursuant to Contracts in effect as of the date hereof;

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(xix) except as required pursuant to existing written plans or Contracts in effect as of the date hereof or as set forth in Section 6.1(i) of the Company Disclosure Schedule or as otherwise required by applicable Laws or carried out in the ordinary course of business consistent with past practice, (A) enter into any new employment or compensatory agreements (including the renewal of any consulting agreement) with any Employee of the Company or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice with respect to non-executive officer employees, employees with an annual base salary of less than RMB10,000 and independent contractors, (B) grant or provide any severance or termination payments or benefits to any Employee of the Company or any of its Subsidiaries, (C) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any Employee of the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practice, (D) establish, adopt, amend or terminate any Company Benefit Plan (except as required by Law) or amend the terms of any outstanding equity-based awards, (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not already required in any such Company Benefit Plan, (F) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (G) forgive any loans to Employees of the Company or any of its Subsidiaries;

(xx) fail to make in a timely manner any filings with the SEC required under the Exchange Act or the Securities Act; or

(xxi) agree, authorize or commit to do any of the foregoing.

(b) Operation of Parent’s and Merger Sub’s Business. Each of Parent and Merger Sub agrees that, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, it shall not: (i) take any action or fail to take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (ii) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

7.2 Acquisition Proposals.

(a) No Solicitation or Negotiation. Except as set forth in this Section 7.2, the Company agrees that from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, neither it nor any of its Subsidiaries nor any of the officers and directors of the Company or any of its Subsidiaries shall, and that it shall instruct and cause its and its Subsidiaries’ respective Affiliates, officers, directors, Employees, agents, consultants, investment bankers, lenders, attorneys, accountants and other advisors or representatives (collectively “Representatives”) not to, directly or indirectly:

(i) initiate, solicit, endorse or knowingly encourage, induce, or facilitate (including by providing information) any inquiries, proposals or offers or afford access to Employees, business, properties, assets, books, or records of the Company or any of its Subsidiaries with respect to, or the making or completion of, an Acquisition Proposal;

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(ii) engage, continue, or otherwise participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its Subsidiaries in connection with, an Acquisition Proposal;

(iii) agree to, approve, endorse, recommend, execute, enter into or consummate any Acquisition Proposal or any proposal or offer that may reasonably be expected to lead to an Acquisition Proposal, or that requires the Company to abandon this Agreement or the Merger;

(iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or Takeover Statutes (and the Company shall promptly take all steps necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality or standstill agreement or Takeover Statute); or

(v) resolve, propose or agree, or authorize or permit any Representative to take any of the actions described in clauses (i), (ii), (iii), or (iv).

The Company acknowledges and agrees that the doing of any of the foregoing by any of its Subsidiaries or any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach by the Company of this Section 7.2(a). Upon the execution of this Agreement, the Company agrees, and the Independent Committee will direct, that the Company and its Subsidiaries and its and their Representatives will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and use reasonable best efforts to request the prompt return or destruction of all copies of confidential information previously furnished to any such Person, subject to the terms of the confidentiality agreements entered into by such Persons, on the one hand, and the Company or any of its Subsidiaries, on the other hand.

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(b) Notwithstanding anything in the foregoing to the contrary, prior to the time that, but not after, the Requisite Company Vote is obtained, if the Company has otherwise complied in all respects with this Section 7.2, (i) following receipt by the Company of an Acquisition Proposal from any Person, the Company and its Representatives may contact such Person solely in order to (A) clarify and understand the terms and conditions of any Acquisition Proposal made by such Person so as to determine whether such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (B) notify such Person of the provisions of this Agreement; and (ii) the Company may (A) provide information in response to a request therefor by a Person (other than any Affiliate of the Company) who has made an unsolicited written Acquisition Proposal that the Company Board believes in good faith to be bona fide if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms satisfactory to the Independent Committee; (B) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal of the type described in clause (ii)(A) above; or (C) after having complied with Section 7.2(c), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal; provided, however, that (x) in each such case referred to in clause (ii)(A) or (ii)(B) above, the Independent Committee has determined in good faith based on the information then available (and after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal and (y) the failure to furnish such information to, or enter into such discussions with, the Person who made such Acquisition Proposal would be inconsistent with the Company Board’s fiduciary obligations under applicable Laws; and (z) in the case referred to in clause (ii)(C) above, the Independent Committee determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal; provided, further, however, that the Company shall (i) provide a written notice to Parent of its intent to furnish information or enter into discussions with such Person at least 48 hours prior to taking any such action, and (ii) promptly (and in any event, within 48 hours) provide or make available to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to the Person making such Acquisition Proposal or its Representatives which was not previously or concurrently provided or made available to Parent.

(c) No Change of Recommendation or Alternative Acquisition Agreement.

In all cases, subject to the permitted actions contemplated by Section 9.1(d)(ii) and this Section 7.2 (c), neither the Company Board nor any committee thereof, shall (i) (A) withhold, withdraw, qualify or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withhold, withdraw, qualify or modify in a manner adverse to Parent or Merger Sub, the Company Recommendation, (B) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal, (C) (x) fail to publicly recommend against any Acquisition Proposal or (y) fail to publicly reaffirm the Company Recommendation, in each case of (x) and (y) within two (2) Business Days after Parent so requests in writing, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Acquisition Proposal, (E) fail to include the Company Recommendation in the Proxy Statement, (F) approve, recommend or otherwise declare advisable any Superior Proposal not solicited, entered into or agreed to in breach of this Section 7.2 (any of such actions described in clauses (A) through (F) being referred to as a “Change of Recommendation”) or (ii) except as expressly permitted by, and after compliance with Section 9.3(a), cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 7.2(b) entered into in compliance with Section 7.2(b)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

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Notwithstanding anything to the contrary in this Section 7.2, if, prior to the time, but not after, the Requisite Company Vote is obtained, the Company Board, based on the unanimous recommendation of the Independent Committee, may (x) effect a Change of Recommendation; or (y) approve, recommend or otherwise declare advisable any Superior Proposal not solicited, entered into or agreed to in breach of this Section 7.2, which is made after the date of this Agreement and not withdrawn and authorize the Company to terminate this Agreement pursuant to Section 9.1(d)(ii) in order to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, provided, that in the case of both (x) and (y), the Independent Committee, which shall have full, sole, and exclusive authority to make such decision determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to do so would be inconsistent with the relevant directors’ fiduciary obligations under applicable Laws. The Company Board (acting upon the recommendation of the Independent Committee) shall not be entitled to effect a Change of Recommendation in connection with a Superior Proposal or terminate this Agreement to enter into an Alternative Acquisition Agreement pursuant to Section 9.1(d)(ii) as permitted by this Section 7.2 unless (i) the Company and the Independent Committee have given the Parent and Merger Sub at least five (5) Business Days written notice advising that the Company (acting through the Independent Committee) (the “Notice of Superior Proposal”) currently intends to take such action and the basis therefor, including all required information under Section 7.2(e) and (ii) during the five (5) Business Day period following Parent’s and Merger Sub’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, and following the end of the five Business Day period, the Independent Committee shall have determined in good faith, taking into account any changes to this Agreement proposed in writing by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the Acquisition Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 7.2 and shall require a new Notice of Superior Proposal to Parent and Merger Sub as contemplated by Section 7.2(e); and the Company and the Independent Committee shall be required to comply with the requirements of this paragraph fully with respect to such amended Acquisition Proposal. Further, the Company Board (acting upon the recommendation of the Independent Committee) shall not be entitled to effect a Change of Recommendation not in connection with a Superior Proposal unless (x) the Company and the Independent Committee have given the Parent and Merger Sub at least five (5) Business Days prior written notice of its intention to take such action and a description of the reasons for taking such action, (y) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to revise the terms of this Agreement in such a manner that would obviate the need for taking such action and (z) following the end of such notice period, the Independent Committee shall have considered in good faith any revisions to this Agreement proposed in writing by Parent in a manner that would form a binding contract if accepted by the Company, and shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that failure to effect a Change of Recommendation could be inconsistent with the relevant directors’ fiduciary obligations under applicable Laws.

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(d) Certain Permitted Disclosure. Nothing contained in this Section 7.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law, or other applicable Laws, with regard to an Acquisition Proposal; provided, however, that if such disclosure includes a Change of Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent and Merger Sub shall have the right to terminate this Agreement as set forth in Section 9.3 (it being understood that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act shall not be deemed a Change of Recommendation or be deemed to have the substantive effect of withdrawing or adversely modifying the Company Recommendation.

(e) Notice. The Company agrees that it will use reasonable best efforts to promptly (and, in any event, within 48 hours) notify Parent and Merger Sub if any proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, the Company or any of its Representatives, indicating, in connection with such notice, the identity of such Person, the material terms and conditions of any such proposals, offers or requests (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and whether the Company has any intention to provide confidential information to such Person, and thereafter shall use reasonable best efforts to keep Parent and Merger Sub informed, on a reasonably current basis (and in any event within 48 hours of the occurrence of any material changes, developments, discussions or negotiations) if the Company or its Representative intends to take any action referred to in Section 7.2(b). Without limiting the foregoing, the Company shall promptly (and in any event within 48 hours) notify Parent and Merger Sub orally and in writing if it determines to initiate actions concerning an Acquisition Proposal as permitted by this Section 7.2. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date hereof that prohibits the Company from providing such information to Parent or Merger Sub.

7.3 Preparation of the Proxy Statement and Schedule 13E-3.

(a) As soon as reasonably practicable following the date hereof, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare and cause to be filed with the SEC the Proxy Statement relating to the Shareholders’ Meeting. Each of Parent, Merger Sub and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement. No filing of or amendment or supplement to, the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time, any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by Law.

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(b) Parent, Merger Sub and the Company shall prepare and file with the SEC the Schedule 13E-3. Parent, Merger Sub and the Company shall cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3. Each party agrees to provide the other parties and their respective counsels with copies of any written comments that such party or its counsel may receive from the staff of the SEC regarding the Schedule 13E-3 promptly after receipt thereof. Each of Parent, Merger Sub and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Schedule 13E-3. Each of Parent, Merger Sub, the Company, and their respective counsels shall be given a reasonable opportunity to review and comment on the Schedule 13E-3 and each supplement, amendment or response to comments with respect thereto prior to filing with the SEC. Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC.

(c) As promptly as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement and Schedule 13E-3, the Company shall mail the Proxy Statement and all other proxy materials to the holders of the Shares and, if necessary in order to comply with applicable Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

(d) Parent shall ensure that any information supplied by it in writing for inclusion (or incorporation by reference) in the Proxy Statement and the Schedule 13E-3 will not, on the date it is first mailed to shareholders of the Company and at the time of the Shareholders’ Meeting or filed with the SEC (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

7.4 Shareholders’ Meeting.

(a) Subject to Section 7.2 and Article IX, the Company will take, in accordance with applicable Laws and its memorandum and articles of association, all actions necessary to convene an extraordinary general meeting of its shareholders (the “Shareholders’ Meeting”) as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement to consider and vote upon the approval of this Agreement and the Merger; provided, however, for the avoidance of doubt, the Company, with the approval of the Independent Committee in its sole discretion, may postpone or adjourn the Shareholders’ Meeting (i) with the consent of Parent; (ii) if at the time the Shareholders’ Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Shareholders’ Meeting; or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is necessary or advisable under applicable Laws and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting. Parent may request on only one occasion that the Company adjourn or postpone the Shareholders’ Meeting, (x) if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares of the Company represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting or (B) voting in favor of approval of this Agreement and the Merger to obtain the Requisite Company Vote or (y) in order to allow reasonable additional time for (1) the filing and mailing of, at the reasonable request of Parent and at Parent’s expense, any supplemental or amended disclosure and (2) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting, in which event the Company shall, in each case, cause the Shareholders’ Meeting to be postponed or adjourned in accordance with Parent’s request. In no event shall any such adjournment or postponement made by the Company or as requested by Parent be longer than thirty (30) calendar days after the originally schedule meeting date or later than ten (10) Business Days prior to the Termination Date.

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(b) The Company shall establish a record date for purposes of determining shareholders entitled to notice of and vote at the Shareholders’ Meeting (the “Record Date”). Once the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date for the Shareholders’ Meeting without the prior written consent of Parent, unless required to do so by applicable Laws. In the event that the date of the Shareholders’ Meeting as originally called is adjourned or postponed or otherwise delayed in accordance with Section 7.4(a), the Company agrees that unless Parent shall have otherwise approved in writing, it shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Shareholders’ Meeting, as so adjourned, postponed or delayed, except as required by applicable Laws.

(c) Subject to Section 7.2, the Company shall include in the Proxy Statement the Company Recommendation that the Company’s shareholders approve this Agreement and shall take all actions reasonably necessary in accordance with applicable Laws and the Company memorandum and articles of association, to solicit the Requisite Company Vote. Upon reasonable request of Parent, the Company shall use its reasonable best efforts to advise Parent on a daily basis on each of the last ten (10) Business Days prior to the date of the Shareholders’ Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Requisite Company Vote.

(d) Mr. Yu covenants that he shall cause the Founder Shares which are beneficially owned by him on the date of the Shareholders’ Meeting to be voted in favor of approval of this Agreement and the Merger at the Shareholders’ Meeting.

7.5 Cooperation; Other Actions; Notification.

(a) Cooperation.

(i) Subject to the terms and conditions set forth in this Agreement, the Company, Parent and Merger Sub and their respective Representatives shall cooperate with one another and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing, executing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement.

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(ii) In furtherance and not in limitation of the covenants of the parties contained in Section 7.5(a), each of the Company, Parent and Merger Sub shall use its reasonable best efforts to resolve such objections if any, as may be asserted by any applicable Governmental Entity or other Person with respect to the transactions contemplated hereby under any antitrust Laws. In connection with the foregoing, each Party shall, and shall cause its respective Subsidiaries to, take any and all commercially reasonable actions to avoid the entry of, or have vacated, lifted, reversed or overturned, any Judgment, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, including vigorously defending any Proceedings, whether judicial or administrative, challenging this Agreement or the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed.

(b) Information. The Company, Parent and Merger Sub each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(c) Notification. Subject to Section 7.2 and applicable Laws and as required by any Governmental Entity, the Company, on the one hand, Parent and Merger Sub, on the other hand, shall keep each other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent, Merger Sub or the Company, as the case may be, or any of its Subsidiaries, from any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Subject to Section 7.2, the Company shall give prompt notice to Parent and Merger Sub of any change, fact or condition that is reasonably likely to result in a Material Adverse Effect or of any failure of any condition to Parent’s and Merger Sub’s respective obligations to effect the Merger. Parent and Merger Sub shall give prompt notice to the Company of any change, fact or condition that is reasonably expected to prevent or materially impair the consummation of the transactions contemplated by this Agreement or of any failure of any condition to the Company’s obligations to effect the Merger.

7.6 Access and Reports. Subject to Section 7.2 and applicable Laws, upon reasonable advance notice from Parent, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access (so long as such access does not unreasonably interfere with the operations of the Company or its Subsidiaries), during normal business hours throughout the period prior to the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, to its Employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish as promptly as reasonably practicable to Parent and its authorized Representatives all information concerning the business, properties and personnel of the Company or its Subsidiaries as may reasonably be requested. Notwithstanding the foregoing, none of Parent, Merger Sub or their Representatives shall have access to any books, records, documents or other information (i) to the extent that the disclosure of such books, records, documents or other information would result in the loss of attorney-client privilege, (ii) to the extent the disclosure of such books, records, documents or other information is prohibited by applicable Laws, or (iii) to the extent the Company determines in good faith that such books, records, documents or other information involves Trade Secrets of the Company or its Subsidiaries. All information obtained by Parent, its officers and other authorized Representatives pursuant to this Section 7.6 shall be kept confidential.

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7.7 Stock Exchange Delisting. After the Effective Time, Parent shall use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable Laws and rules and policies of The New York Stock Exchange (the “NYSE”) to cause the delisting of the Shares and the ADSs from the NYSE and the deregistration of the Company under the Exchange Act as promptly as practicable after the Effective Time. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting of the Shares and the ADSs from the NYSE and the deregistration of the Company under the Exchange Act as promptly as practicable after the Effective Time.

7.8 Publicity. The initial press release regarding the execution of this Agreement shall be a joint press release, reasonably agreed upon by the Company and Parent. After the initial press release, so long as this Agreement is in effect, subject to the provisions of Section 7.2, the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

7.9 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense except as otherwise provided in this Agreement.

7.10 Indemnification; Directors’ and Officers’ Insurance.

(a) The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its Subsidiaries (the “Indemnified Parties”). The Memorandum and Articles of Association will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the Cayman Companies Law or any other applicable Laws, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.

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(b) From and after the Effective Time, the Surviving Corporation shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), based on, arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director or officer of the Company or such Subsidiary, or (B) any acts or omissions occurring or alleged to occur prior to or at the Effective Time to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the Cayman Companies Law or any other applicable Laws, including (x) the approval of this Agreement, the Merger or the other transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement and (y) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable Laws; and (ii) such Indemnified Parties against any and all Damages arising out of acts or omissions in connection with such Persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries. In addition, from the Effective Time, Parent shall, and shall cause the Surviving Corporation to, advance any expenses (including fees and expenses of legal counsel) of any Indemnified Party under this Section 7.10 (including in connection with enforcing the indemnity and other obligations referred to in this Section 7.10) as incurred to the fullest extent permitted under applicable Laws, provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined that such person is not entitled to be indemnified pursuant to this Section 7.10.

(c) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) covering each Indemnified Party by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on January 1, 2012 for a period of six years after the Effective Time; provided, however, that, subject to the immediately succeeding sentence, in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance (the “Maximum Premium”); provided, further, that if the annual premium for such insurance shall exceed the Maximum Premium, then Parent shall use commercially reasonable efforts to provide or cause to be provided a policy for the Indemnified Parties with the best coverage as shall then be available at an annual premium not in excess of the Maximum Premium. In addition, the Company may purchase a six year “tail” prepaid policy prior to the Effective Time on terms and conditions providing substantially equivalent benefits to the Indemnified Parties as the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Closing, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations under this Section 7.10(c) shall terminate.

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(d) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then the obligations of Parent or the Surviving Corporation, as the case may be, that are set forth under this Section 7.10 shall survive, and to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.10.

(e) The provisions of this Section 7.10 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 7.10.

(f) The agreements and covenants contained in this Section 7.10 shall not be deemed to be exclusive of any other rights to which any such Indemnified Parties is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers and directors, it being understood and agreed that the indemnification provided for in this Section 7.10 is not prior to or in substitution for any such claims under any such policies.

7.11 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to lawfully eliminate or minimize the effects of such statute, regulation or provision in the Company’s memorandum and articles of association on the Merger and the other transactions contemplated by this Agreement.

7.12 Employee Matters. For the period beginning on the Closing Date and continuing through the first anniversary of the Closing Date, Parent shall provide each current employee who continues to work for the Company and its Subsidiaries with a level of compensation and employee benefits that is no less favorable in the aggregate than the level of compensation and employee benefits provided to such employees immediately prior to the Closing Date, subject to market adjustments in the ordinary course. The welfare plans of Parent or its Affiliates, including, following the Closing Date, the Company, applicable to each employee of the Company and its Subsidiaries (i) shall not contain any exclusions for pre-existing medical or health conditions (to the extent the conditions had been covered under the Company plans as of the Closing Date) and (ii) shall credit each employee for the plan year of the Company in which the Closing Date occurs with all deductibles and co-payments applicable to the portion of such plan year occurring prior to the Closing Date. In addition, each employee of the Company and its Subsidiaries shall receive credit for services with the Company and its Subsidiaries under the Surviving Corporation’s employee benefit plans for purposes of eligibility, vesting and benefit accrual; provided, however, that in no event shall such credit result in the duplication of benefits or the funding thereof.

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7.13 Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

7.14 Participation in Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any actions, suits, claims or proceedings commenced or, to the Company’s Knowledge on the one hand and Parent’s Knowledge on the other hand, threatened against such Party which relate to this Agreement and the transactions contemplated hereby. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated hereby, and no such litigation shall be settled without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

7.15 Obligations of Merger Sub. Parent shall take all action necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments or incur or guarantee any indebtedness, in each case other than as specifically contemplated by this Agreement.

7.16 Knowledge of Inaccuracies. Parent shall not have any right to (A) terminate this Agreement under Section 9.1(c)(i), (B) refuse to effect the Merger as a result of the failure of the Company to satisfy a condition set forth in Section 8.2 or (C) claim any damage or seek any other remedy at law or in equity for (i) any breach of or inaccuracy in the representations and warranties made by the Company in Article VI to the extent Mr. Yu has Knowledge of such breach or inaccuracy as of the date of this Agreement, or (ii) any breach of or failure to perform any of the covenants made by the Company in this Agreement to the extent Mr. Yu directed or allowed the Company to take or fail to take the action constituting such breach or failure to perform. As of the date of this Agreement, Mr. Yu (x) has reviewed the terms and conditions of this Agreement, including each of the representations and warranties made by the Company in Article VI, and is not aware of any inaccuracy or breach in the representations and warranties made by the Company in Article VI and (y) has no Knowledge of any circumstance, event, change, effect or development, the existence or magnitude of which has or would reasonably be expected to have a Material Adverse Effect. Mr. Yu hereby agrees not to direct or allow the Company to take or fail to take any action that constitutes or would reasonably be expected to constitute a breach of or failure to perform any of the covenants made by the Company in this Agreement.

ARTICLE VIII CONDITIONS PRECEDENT

8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver (except with respect to the Requisite Company Vote required under Section 8.1(a), which is not waivable, and except where waiver is not permitted by applicable Laws) at or prior to either the First Closing Date or, if the Parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Certification Date, of each of the following conditions:

(a) Shareholder Approval. This Agreement and the transactions contemplated hereby, including the Merger, shall have been duly approved by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with applicable Laws and the memorandum and articles of association of the Company.

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(b) No Injunction. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect which restrains, enjoins or otherwise prohibits the consummation of the Merger (collectively, an “Injunction”).

8.2 Conditions to Obligations of Parent and Merger Sub. Except as set forth in Section 7.16, the obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction (or waiver by Parent) at or prior to either the First Closing Date or, if the Parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Certification Date, of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement (without giving effect to any qualifications as to “materiality” or “Material Adverse Effect” set forth therein) shall be true and correct in all respects as of the date hereof and as of either the First Closing Date or, if the Parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Certification Date, as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (ii) Parent and Merger Sub shall have received on either the First Closing Date or, if the Parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Certification Date, a certificate signed on behalf of the Company by an executive officer of the Company to the effect that such officer has read this Section 8.2(a) and the conditions set forth in this Section 8.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to either the First Closing Date or, if the Parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Certification Date,, and Parent and Merger Sub shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) No Material Adverse Effect. Since the date hereof until either the First Closing Date or, if the Parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Certification Date,, there shall not have been any effect, change, event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and Parent and Merger Sub shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(d) Dissenting Shareholders. The holders of no more than 10% of the Shares shall have validly served a notice of dissent under Section 238(5) of the Cayman Companies Law.

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8.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction (or waiver by the Company) at or prior to either the First Closing Date or, if the Parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Certification Date, of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub (i) set forth in Section 6.2(h) shall be true and correct as of the Effective Time as if made on and as of the Effective time and (ii) set forth in this Agreement other than Section 6.2(h) shall be true and correct (without giving effect to any qualifications as to “materiality” or “Material Adverse Effect” set forth therein) as of the date hereof and as of either the First Closing Date or, if the Parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Certification Date, as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be so true and correct does not, and would not reasonably be expected to, individually or in the aggregate, (i) prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger or (ii) result in a Material Adverse Effect. The Company shall have received on either the First Closing Date or, if the Parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Certification Date, certificates signed on behalf of Parent and Merger Sub by, respectively, a designated director of Parent and a designated director of Merger Sub to the effect that such Person has read this Section 8.3(a) and the conditions set forth in this Section 8.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to either the First Closing Date or, if the Parties execute and deliver a Pre-Closing Certificate pursuant to Section 5.3(d), the Certification Date, and the Company shall have received certificates signed on behalf of Parent and Merger Sub by, respectively, a designated director of Parent and a designated director of Merger Sub to such effect.

ARTICLE IX TERMINATION

9.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Requisite Company Vote (except as otherwise expressly noted):

(a) by the mutual written consent of the Company and Parent duly authorized by each of their respective boards of directors (in the case of the Company, acting upon the recommendation of the Independent Committee); or

(b) by either of the Company or Parent:

(i) if the Merger shall not have been consummated on or before the date falling six months from the date of this Agreement (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to the breach or failure of such party to perform in any material respect of any of its obligations under this Agreement;

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(ii) if any Injunction having the effect set forth in Section 8.1(b) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Injunction was primarily due to the breach or failure of such party to perform in any material respect of any of its obligations under this Agreement;

(iii) if the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; or

(c) by Parent,

(i) Except as set forth in Section 7.16, (A) if the representations and warranties of the Company shall not be true and correct or the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement (except the covenants and agreements in Section 7.2), which failure to be true and correct, breach or failure to perform (1) would give rise to the failure of a condition set forth in Section 8.2 and (2) cannot be cured by the Company by the Termination Date, or if capable of being cured, shall not have been cured within thirty (30) Business Days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 9.1(c)(i) and the basis for such termination (or, if earlier, the Termination Date); or (B) the Company shall have breached in any material respect its obligations under Section 7.2, which breach (i) would give rise to the failure of a condition set forth in Section 8.2 and (ii) cannot be cured by the Company by the Termination Date or if capable of being cured, shall not have been cured (x) within ten (10) Business Days following receipt of written notice from Parent of such breach or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the Termination Date; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if either Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in any of the conditions to Closing set forth in Section 8.1 or Section 8.3 not being satisfied; or

(ii) if: (A) the Company Board shall have made a Change of Recommendation in a manner adverse to Parent, (B) the Company enters into an Alternative Acquisition Agreement in compliance with Section 7.2(c), (C) the Company or the Company Board, acting upon the recommendation of the Independent Committee, publicly announces its intention to do any of the foregoing or (D) the Company fails to hold the Shareholders Meeting within ten (10) Business Days prior to the Termination Date due to a willful or intentional breach by the Company of Section 7.4; provided that the right to terminate this Agreement under this Section 9.1(c)(ii)(D) shall not be available if Parent or Merger Sub has breached in any material respect its obligations under this Agreement in any manner that causes, directly or indirectly, the failure of the Company to hold the Shareholders’ Meeting by such date; or

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(d) by the Company,

(i) if the representations and warranties of Parent or Merger Sub (or Mr. Yu with respect to Section 7.16) shall not be true and correct or Parent or Merger Sub (or Mr. Yu with respect to Section 7.16) shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.3 and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within thirty (30) Business Days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 9.1(d) and the basis for such termination (or, if earlier, the Termination Date); provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in any of the conditions to Closing set forth in Section 8.1 or Section 8.2 not being satisfied;

(ii) prior to the receipt of the Requisite Company Vote, in order to enter into an Alternative Acquisition Agreement relating to a Superior Proposal; provided that the Company has complied in all material respects with the requirements of Section 7.2; or

(iii) if (A) all of the conditions to the Closing contained in Section 8.1 and Section 8.2 have been satisfied or waived (other than those conditions that by their nature are only capable of being satisfied at the Closing), (B) the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the Closing, and (C) Parent and Merger Sub fail to complete the Closing within ten (10) Business Days following the date the Closing should have occurred pursuant to Section 2.2.

9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, managers, officers, shareholders, employees, agents and Affiliates, except that (i) Sections 7.6, 7.8 (only with respect to any press release or public disclosures of the termination of this Agreement and not any other press releases issued or public disclosures made thereafter), this Section 9.2, Section 9.3, Article X (in the case of Section 10.12, solely with respect to enforcement of the payment obligations in Section 9.3) and (ii) nothing shall relieve any party from liability for fraud.

9.3 Termination Fee.

(a) In the event that:

(i) (A) a bona fide Acquisition Proposal shall have been made, proposed or communicated (and not withdrawn), after the date hereof and prior to the Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Shareholders’ Meeting), and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) and (C) within twelve (12) months of the date this Agreement is terminated, the Company enters into a definitive agreement with respect to any Acquisition Proposal (in each case whether or not the Acquisition Proposal was the same Acquisition Proposal referred to in clause (A)); or

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(ii) (A) this Agreement is terminated by Parent pursuant to Section 9.1(c) (i), Section 9.1(c)(ii) or (B) this Agreement is terminated by the Company pursuant to Section 9.1(d)(ii);

then the Company shall pay a cash amount equal to US$500,000 (the “Company Termination Fee”) to Parent or its designee by wire transfer of same day funds. The Company shall pay the Company Termination Fee within three (3) Business Days after such termination, in the case of a termination referred to in clause (ii), or on the earlier of the date an agreement is entered into with respect to an Acquisition Proposal or an Acquisition Proposal is consummated in the case of clause (ii); it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. In the event that Parent or its designee shall receive full payment pursuant to this Section 9.3(a) and Section 9.3(c), together with reimbursement of any applicable expenses pursuant to Section 9.3(e), the receipt of the applicable Company Termination Fee, the Parent Expenses and the expenses referred to under Section 9.3(e) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Parent Related Parties in connection with this Agreement (and the termination hereof), , the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Parent Related Parties shall be entitled to bring or maintain any claim, action or proceeding against any Company Related Party arising out of or in connection with this Agreement, any of the transactions contemplated hereby (or the abandonment or termination thereof) or any matters forming the basis for such termination; provided, however, that nothing in this Section 9.3(a) shall limit the rights of Parent and Merger Sub under Section 10.12.

(b) In the event that the Company shall terminate this Agreement pursuant to Section 9.1(d)(i) or Section 9.1(d)(iii), then Parent, or, at the request of the Company, Mr. Yu shall pay, or cause to be paid, to the Company a cash amount equal to US$500,000 (the “Parent Termination Fee”) by wire transfer of same day funds, within three (3) Business Days after such termination. In the event that the Company shall receive full payment pursuant to this Section 9.3(b) and Section 9.3(d), together with reimbursement of any applicable expenses pursuant to Section 9.3(e), the receipt of the Parent Termination Fee, the Company Expenses and the expenses referred to under Section 9.3(e) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company Related Parties in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Company Related Parties shall be entitled to bring or maintain any claim, action or proceeding against any Parent Related Party arising out of or in connection with this Agreement, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination; provided, however, that nothing in this Section 9.3(b) shall limit the rights of the Company under Section 10.12. The Company acknowledges and agrees that it has no right of recovery against, and in no event shall any of the Company Related Parties seek to recover any damages from or make any claim against, any Parent Related Party (other than its rights against Parent or Merger Sub under this Agreement).

(c) In the event that:

(i) The Company terminates this Agreement pursuant to Section 9.1(d)(ii); or

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(ii) Parent terminates this Agreement pursuant to Section 9.1(c)(i) or Section 9.1(c)(ii);

then the Company shall pay Parent or its designees by wire transfer of same day funds, as promptly as possible (but in any event within three (3) Business Days) following the delivery by Parent of an invoice therefor, all out-of-pocket fees and expenses incurred by Parent, Merger Sub and their respective Affiliates in connection with the transactions contemplated by this Agreement, (the “Parent Expenses”), up to a maximum amount equal to US$500,000.

(d) In the event that the Company shall terminate this Agreement pursuant to Section 9.1(d)(i) or Section 9.1(d)(iii); then Parent, or, at the request of the Company, Mr. Yu shall pay the Company or its designees, as promptly as possible (but in any event within three (3) Business Days) following the delivery by the Company of an invoice therefor, all out-of-pocket fees and expenses incurred by the Company and its Affiliates in connection with the transactions contemplated by this Agreement (the “Company Expenses”), up to a maximum amount equal to US$500,000.

(e) The payments of the Company Termination Fee and the Parent Termination Fee contemplated by Sections 9.3(a) and 9.3(b), respectively, shall be made by wire transfer of immediately available funds to an account designated by Parent or the Company, as applicable, and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Laws in respect of taxes. Each of the parties including Mr. Yu hereto acknowledge that the agreements contained in this Section 9.3 are an integral part of the Merger, and that without these agreements the other parties would not enter into this Agreement; accordingly, if the Company, Parent or Mr. Yu, as the case may be, fails to timely pay any amount due pursuant to this Section 9.3, and, in order to obtain the payment, Parent or the Company, as the case may be, commences a Proceeding which results in a Judgment against the other party, with respect to Parent or Mr. Yu, or parties, with respect to the Company for the payment set forth in this Section 9.3, such paying party shall pay the other party or parties, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Proceeding, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

(f) The party desiring to terminate this Agreement pursuant to Section 9.1 (other than Section 9.1(a)) shall give written notice of such termination to the other parties specifying the relevant provision(s) pursuant to which such termination is purportedly effected and including reasonable detail of the circumstances giving rise to such termination.

ARTICLE X MISCELLANEOUS AND GENERAL

10.1 Non-Survival of Representations and Warranties and Agreements. None of the representations and warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the parties in this Agreement shall survive the Effective Time, other than (i) the covenants and agreements contained in this Article X, the agreements of the Company, Parent and Merger Sub contained in Article V (Effect of the Merger on Issued Share Capital; Merger Consideration; Exchange of Certificates) and Section 7.10 (Indemnification; Directors’ and Officers’ Insurance), and (ii) those other covenants and agreements of the parties contained herein that by their terms apply, or contemplate performance in whole or in part, after the Effective Time, which shall survive the consummation of the Merger until fully performed.

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10.2 Modification or Amendment. This Agreement may be amended with the approval of the respective boards of directors of the parties at any time (whether before or after the approval of this Agreement by the shareholders of the Company); provided, however, that (a) in the case of the Company, the Company Board and the Independent Committee have approved such amendment in writing, and (b) after any such approval of this Agreement by the Requisite Company Vote, no amendment shall be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

10.3 Waiver. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws and this Section 10.3. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

10.4 Governing Law and Venue

(a) This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof. Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the Laws of the Cayman Islands shall be subject to the Laws of the Cayman Islands, the Laws of the Cayman Islands shall supersede the Laws of the State of New York with respect to such provision.

(b) Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each a “Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC then in force (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

(c) The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

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10.5 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY DOCUMENTS OR INSTRUMENTS REFERRED TO IN THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

10.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

(a)	If to Parent or Merger Sub:

c/o Carling Technology Limited

Room 908, China Merchants Tower

168-200 Connaught Road Central

Sheung Wan, Hong Kong

Attention: Mr. Jianqiu Yu

Facsimile: (852) 2587 7199

with a copy to (which copy shall not constitute notice):

Sidley Austin LLP

Suite 1901, Shui On Plaza

No. 333 Middle Huai Hai Road

Shanghai 200021, PRC

Attention: Mr. Joseph Chan

Facsimile: (86) 21 5206 8966

Email: joseph.chan@sidley.com

(b)	If to the Company:

Gushan Environmental Energy Limited

Room 908, China Merchants Tower

168-200 Connaught Road Central

Sheung Wan, Hong Kong

Attention: Mr. Wilson Kwong, President

Facsimile: (852) 2587 7199

with a copy to (which copy shall not constitute notice):

Sidley Austin LLP

6 Battery Road Suite 40-01

Singapore 049909, Singapore

Attention: Matthew Sheridan

Facsimile: (65) 6230 3939

e-mail: msheridan@sidley.com

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(c)	If to the Independent Committee:

Gushan Environmental Energy Limited

Room 908, China Merchants Tower

168-200 Connaught Road Central

Sheung Wan, Hong Kong

Attention: Mr. Denny Lee

Facsimile: (852) 2587 7199

with a copy to (which copy shall not constitute notice):

Akin Gump Strauss Hauer & Feld LLP

3605-07, 36/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Attention: Gregory D. Puff

Facsimile: (852) 3694 3001

e-mail: gpuff@akingump.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed properly delivered, given and received (i) upon receipt when delivered by hand, (ii) one Business Day after being sent by courier or express delivery service or by facsimile, or (iii) three (3) Business Days after being sent by first-class certified mail, return receipt requested, provided, however, that in each case the notice or other communication is sent to the address or facsimile number set forth beneath the name of such party above (or to such other address or facsimile number as such party shall have specified in a written notice given to the other parties hereto).

10.7 Entire Agreement. This Agreement (including any schedules and exhibits hereto), the Company Disclosure Schedule, constitute the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

10.8 No Third Party Beneficiaries. Except (i) as expressly set forth in Section 7.10 (Indemnification; Directors’ and Officers’ Insurance) of this Agreement and (ii) if the Effective Time occurs, the right of the Company’s shareholders to receive the Per Share Merger Consideration or Per ADS Merger Consideration at the Effective Time, this Agreement is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder. Each of Parent, Merger Sub and the Company hereby agrees that its representations, warranties and covenants in this Agreement are for the sole benefit of the other parties hereto. Persons other than the parties hereto may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

10.9 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance is determined by a court of competent jurisdiction to be invalid, illegal, void or unenforceable the remaining provisions hereof, shall, subject to the following sentence, remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination, that any provision or the application thereof is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent permitted by applicable Laws.

54

10.10 Interpretation; Absence of Presumption.

(a) For the purposes hereof, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the schedules, exhibits and annexes hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph, and clause references are to the Articles, Sections, paragraphs, and clauses to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation”; (iv) the word “or” shall not be exclusive; (v) references to a Person are also to its successors and permitted assigns; provisions shall apply, when appropriate, to successive events and transactions; (vi) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified; (vii) references to any agreement, instrument or statute means such agreement, instrument or statute as from time to time amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein and (viii) all terms defined herein shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

10.11 Assignment. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by any party hereto except that prior to the Effective Time, Merger Sub may assign all (but not less than all) of its rights, interests and obligations under this Agreement to a direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of this Agreement will be void ab initio.

55

10.12 Specific Performance. Notwithstanding anything in this Agreement to the contrary, the parties agree that immediate, extensive and irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, the parties agree that, if for any reason Parent, Merger Sub or the Company shall have failed to perform its obligations under this Agreement, then the party seeking to enforce this Agreement against such nonperforming party under this Agreement shall be entitled to specific performance and the issuance of immediate injunctive and other equitable relief without the necessity of proving the inadequacy of money damages as a remedy, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to and not in limitation of any other remedy to which they are entitled at Law or in equity or pursuant to this Agreement. Without limiting the foregoing, each of the parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the parties. Each of the parties hereby further acknowledges and agrees that the existence of any other remedy contemplated by this Agreement shall not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief and agrees that in the event of any action by the other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds. Any such remedies, and any and all other remedies provided for in this Agreement, shall be cumulative in nature and not exclusive and shall be in addition to any other remedies whatsoever which any party may otherwise have. For the avoidance of doubt, while the Company may pursue both a grant of specific performance and the payment of the Parent Termination Fee under Section 9.3(b), the Company Expenses under Section 9.3(d) and the expenses referred to in Section 9.3(e), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance that results in the Closing and payment of all or any portion of the Parent Termination Fee.

10.13 Counterparts; Signatures. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. This Agreement may be executed and delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, and in the event this Agreement is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

TRILLION ENERGY HOLDINGS LIMITED

By:	/s/ Jianqiu Yu
	Name:	Jianqiu Yu
	Title:	Director

TRILLION ENERGY INVESTMENTS HOLDINGS LIMITED

By:	/s/ Jianqiu Yu
	Name:	Jianqiu Yu
	Title:	Director

GUSHAN ENVIRONMENTAL ENERGY LIMITED

By:	/s/ Wilson Kwong
	Name:	Wilson Kwong
	Title:	President

JIANQIU YU

By:	/s/ Jianqiu Yu
Solely for the purpose of Sections 7.4(d), 7.16 and 9.3

Signature Page to the Agreement and Plan of Merger

APPENDIX 1

PLAN OF MERGER

THIS PLAN OF MERGER is made on             , 2012

BETWEEN

(1)	TRILLION ENERGY INVESTMENTS HOLDINGS LIMITED, an exempted company incorporated under the laws of the Cayman Islands, with its registered office situate at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands (“Mergersub”); and

(2)	GUSHAN ENVIRONMENTAL ENERGY LIMITED, an exempted company incorporated under the laws of the Cayman Islands , with its registered office situate at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands (the “Surviving Company” and together with Mergersub, the “Constituent Companies”).

WHEREAS

(a)	The respective boards of directors of the Surviving Company and Mergersub have approved the merger of the Constituent Companies, with the Surviving Company continuing as the surviving company (the “Merger”) on the terms and conditions contained or referred to in an agreement (the “Agreement”) dated June 4, 2012 made between Trillion Energy Holdings Limited, Mergersub and the Surviving Company, a copy of which is attached as Annex A to this Plan of Merger and under the provisions of Part XVI of the Companies Law Cap. 22 (Law 3 of 1961) as amended and revised of the Cayman Islands (the “Companies Law”).

(b)	The directors and shareholders of each of the Surviving Company and Mergersub have approved and adopted the Agreement and this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Law.

(c)	This Plan of Merger is made in accordance with section 233 of the Companies Law.

(d)	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

W I T N E S S E T H:

CONSTITUENT COMPANIES

1.	The constituent companies (as defined in the Companies Law) to this Plan of Merger and the Merger are Mergersub and the Surviving Company.

Appendix I

NAME OF THE SURVIVING COMPANY

2. The name of the Surviving Company shall be Gushan Environmental Energy Limited.

REGISTERED OFFICE

3. The Surviving Company shall have its registered office at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4. Immediately prior to the Effective Date (as defined below) the authorized share capital of Mergersub was US$1,000 divided into 1,000,000 ordinary shares of US$0.001 par value per share, one of which had been issued.

5. Immediately prior to the Effective Date the authorized share capital of Gushan Environmental Energy Limited was HK$380,000 divided into 38,000,000,000 ordinary shares of HK$0.00001 par value per share of which 193,912,859 ordinary shares had been issued and fully paid.

6. The authorized share capital of the Surviving Company shall be US$1,000 divided into 1,000,000 ordinary shares of US$0.001 par value per share.

7. On the Effective Date and in accordance with the terms and conditions of the Agreement:

(a) Each issued and outstanding ordinary share, par value HK$0.00001 per share, of the Surviving Company, including shares represented by American Depository Shares, other than Excluded Shares shall be cancelled. Upon such cancellation, each holder of ordinary shares of a nominal or par value of US$0.001 in the capital of the Surviving Company (other than holders of Excluded Shares (as defined in the Agreement) or holders who have validly exercised their dissent rights under section 238 of the Companies Law) shall have the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, without interest in accordance with the Agreement.

(b) Excluded Shares other than Dissenting Shares shall be cancelled for no consideration or payment in accordance with the Agreement.

(c) Dissenting Shares shall be cancelled in exchange for a payment resulting from the procedure in section 238 of the Companies Law unless any holders of Dissenting Shares fail to exercise or withdraw their rights to dissent from the Merger in which event they shall receive the Per Share Merger Consideration.

(d) Each issued and outstanding ordinary share of par value US$0.001 of Mergersub shall be converted into and continue as one validly issued, fully paid and nonassessable ordinary share of par value US$0.001 of the Surviving Company.

8. From the Effective Date, the rights and restrictions attaching to the shares of the Surviving Company are set out in the M&A (as defined below).

Appendix I

EFFECTIVE DATE

9. In accordance with section 233(13) of the Companies Law, the Merger shall be effective on the date that this Plan of Merger is registered with the Registrar of Companies of the Cayman Islands (the “Effective Date”).

PROPERTY

10. On the Effective Date the rights, property of every description including chose in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and be subject to, in the same manner as the Constituent Companies, all mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM AND ARTICLES OF ASSOCIATION

11. From the Effective Date, the Memorandum of Association and Articles of Association of the Surviving Company (“M&A”) shall be amended and restated in the form attached as Annex B to this Plan of Merger.

DIRECTORS BENEFITS

12. There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTOR OF THE SURVIVING COMPANY

13. The name and address of the director of the Surviving Company from the Effective Date is as follows:

NAME	ADDRESS
Jianqiu Yu	Carling Technology Limited, Room 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong

SECURED CREDITORS

14. (a) Mergersub has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger; and

(b) The Surviving Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15. At any time prior to the Effective Date, this Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement.

APPROVAL AND AUTHORIZATION

16. This Plan of Merger has been approved by the board of directors of each of the Surviving Company and Merger Sub pursuant to section 233(3) of the Companies Law.

Appendix I

17. This Plan of Merger has been authorised by the shareholders of each of the Surviving Company and Merger Sub pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

18. This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19. This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Signature page to follow]

Appendix I

SIGNED for and on behalf of	)
TRILLION ENERGY INVESTMENTS	)
HOLDINGS LIMITED:	)
)
	)	Duly Authorised Signatory
)
	)	Name: Jianqiu Yu
)
	)	Title: Director

SIGNED for and on behalf of	)
GUSHAN ENVIRONMENTAL	)
ENERGY LIMITED:	)
	)	Duly Authorised Signatory
)
	)	Name: Denny Lee
)
	)	Title: Chairman of Independent Committee

Appendix I

ANNEX B

OPINION OF THE FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE

Special Committee of the Board of Directors

Gushan Environmental Energy Limited

Room 908, China Merchants Tower

168-200 Connaught Road Central

Sheung Wan

Hong Kong

Members of the Special Committee:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of ordinary shares, par value HK$0.00001 per share (each a “Company Share” and collectively, the “Company Shares”), including Company Shares represented by American Depositary Shares, each representing ten Company Shares (the “ADSs”), of Gushan Environmental Energy Limited (the “Company”), of the Per Share Merger Consideration and the Per ADS Merger Consideration (each as defined below), pursuant to a draft of the Agreement and Plan of Merger, dated as of May 30, 2012 (the “Agreement”), to be entered into among the Company, Trillion Energy Holdings Limited (the “Acquiror”), Trillion Energy Investments Holdings Limited (“Merger Sub”), a newly formed wholly-owned subsidiary of the Acquiror, and Mr. Jianqiu Yu. The Agreement provides for, among other things, the merger (the “Merger”) of the Merger Sub with and into the Company, pursuant to which (i) each outstanding Company Share, other than Excluded Shares (as defined in the Agreement), will be converted into the right to receive US$0.162 in cash (the “Per Share Merger Consideration”), and (ii) each outstanding ADS, other than Excluded Shares, will be converted into the right to receive US$1.62 in cash (the “Per ADS Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement.

In arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement dated May 30, 2012; (ii) reviewed and analyzed certain financial and other data with respect to the Company which was publicly available, (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to us by the Company; (iv) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii) and (iii) above, as well as the Company’s business and prospects before and after giving effect to the Merger; (v) reviewed the current and historical reported prices and trading activity of the ADSs and similar information for certain other companies deemed by us to be comparable to the Company; (vi) compared the financial performance of the Company with that of certain other publicly-traded companies that we deemed relevant; and (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

Special Committee of the Board of Directors

Gushan Environmental Energy Limited

June 2, 2012

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have further assumed that the Merger will have the tax consequences described in the proxy statement relating to the Merger. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto and (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the Merger.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any law of any jurisdiction relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion or view regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor the Acquiror is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

Special Committee of the Board of Directors

Gushan Environmental Energy Limited

June 2, 2012

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which the Company Shares or ADSs may trade following announcement of the Merger or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have not been requested to, and did not, (i) solicit any expressions of interest from any other parties with respect to any business combination with the Company or any other alternative transaction or (ii) advise the Board of Directors, the Special Committee of the Board of Directors or any other party with respect to alternatives to the Merger.

We have been engaged by the Company to act as its financial advisor and we will receive a fee from the Company for providing our services. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Merger or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company and the Acquiror for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, the Acquiror or entities that are affiliated with the Company or the Acquiror, for which we would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s Research Department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the Merger and other participants in the Merger that differ from the views of Piper Jaffray’s investment banking personnel.

This opinion is provided to the Special Committee of the Board of Directors of the Company in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should act or vote or tender their shares or make any election with respect to the Merger or any other matter. Except with respect to the use of this opinion in connection with the transaction statement on Schedule 13e-3 relating to the Merger in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

Special Committee of the Board of Directors

Gushan Environmental Energy Limited

June 2, 2012

This opinion addresses solely the fairness, from a financial point of view, to holders of Company Shares of the proposed Per Share Merger Consideration and to holders of ADSs of the proposed Per ADS Merger Consideration, in each case as set forth in the Agreement and does not address any other terms or agreement relating to the Merger or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Merger, the merits of the Merger relative to any alternative transaction or business strategy that may be available to the Company, the Acquiror’s ability to fund the merger consideration, or any other terms contemplated by the Agreement or the fairness of the Merger to any other class of securities, creditor or other constituency of the Company. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Merger, or any class of such persons, relative to the compensation to be received by holders of Company Shares or ADSs in the Merger or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the Merger.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Company Shares (other than holders of Excluded Shares), and the Per ADS Merger Consideration is fair, from a financial point of view, to the holders of ADSs (other than holders of Excluded Shares), in each case as of the date hereof.

Sincerely,

PIPER JAFFRAY & CO.

ANNEX C

SECTION 238 OF THE COMPANIES LAW CAP. 22 (LAW 3 OF 1961)

AS AMENDED AND REVISED OF THE CAYMAN ISLANDS

238. Rights of dissenters

(1) A member of a constituent company incorporated under this Law shall be entitled to payment of the fair value of his shares upon dissenting from a merger or consolidation.

(2) A member who desires to exercise his entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the merger or consolidation is authorised by the vote.

(4) Within twenty days immediately following the date on which the vote of members giving authorisation for the merger or consolidation is made, the constituent company shall give written notice of the authorisation to each member who made a written objection.

(5) A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of his decision to dissent, stating-

(a) his name and address;

(b) the number and classes of shares in respect of which he dissents; and

(c) a demand for payment of the fair value of his shares.

(6) A member who dissents shall do so in respect of all shares that he holds in the constituent company.

(7) Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of his shares and the rights referred to in subsections (12) and (16).

(8) Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money forthwith.

(9) If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires-

(a) the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b) the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10) A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11) At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12) Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13) The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15) Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16) The enforcement by a member of his entitlement under this section shall exclude the enforcement by the member of any right to which he might otherwise be entitled by virtue of his holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

ANNEX D

DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON

1. Directors and Executive Officers of the Company

The Company is a company organized under the laws of the Cayman Islands with its principal executive offices located at No. 12, Harbour District, Changan Investment Zone, Fuzhou Mawei Economic & Technical Development Area, Fujian Province, People’s Republic of China. The Company’s telephone number at this address is (852) 2587-7212 and its fax number is (852) 2587-7199. The Company’s registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The Company’s telephone number at this address is (345) 945-3901.

During the last five years, none of the Company, or any of our directors and executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The following table sets forth information regarding the directors and executive officers of the Company as of the date of this proxy statement. The business address for each of our directors and executive officers is c/o Gushan Environmental Energy Limited, Unit 908, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

Name	Position	Citizenship
Jianqiu Yu	Chairman, Director, and Principal Executive Officer	Hong Kong

Deyu Chen	Director and Chief Technology Officer	China

Kang Nam Chu	Independent Director	Hong Kong

Dongming Zhang	Independent Director	China

Denny Lee	Independent Director	Hong Kong

Wilson Wai Sun Kwong	President	Hong Kong

Frank Ngai Chi Chan	Principal Financial Officer and Principal Accounting Officer	Hong Kong

Gonghao Chen	Chief Logistics Officer and Vice President of the Management Department	China

Xia Zhiying	Chief Sales and Marketing Officer	China

Junxiong Li	Chief Engineer	China

Ying Kwan Cheung	Financial Controller	Hong Kong

Huimin Chen	Senior Finance Manager	China

Tansy Jin Cai	Chief Administrative Officer and Secretary to the Chairman	China

2. Directors and Executive Officers of Parent

Parent was incorporated under the laws of the British Virgin Islands. The registered office of Parent is located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its telephone number is (852) 2587-7212.

During the last five years, none of Parent, or any of its directors and executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The following table sets forth information regarding the directors and executive officers of Parent as of the date of this proxy statement. The business address for each director and executive officer of Parent is c/o Carling Technology Limited, Unit 908, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

Name	Position	Citizenship
Jianqiu Yu	Chairman, Director, and Principal Executive Officer	Hong Kong

3. Directors and Executive Officers of Merger Sub

Merger Sub was incorporated under the laws of the Cayman Islands. The registered office of Merger Sub is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands and its telephone number is (345) 945-3901.

During the last five years, none of Merger Sub, or any of its directors and executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The following table sets forth information regarding the directors and executive officers of Merger Sub as of the date of this proxy statement. The business address for each director and executive officer of Merger Sub is c/o Carling Technology Limited, Unit 908, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

Name	Position	Citizenship
Jianqiu Yu	Director	Hong Kong

4. Directors and Executive Officers of Gemino Success Limited

Gemino Success Limited was incorporated under the laws of the British Virgin Islands. The registered office of Gemino Success Limited is located at PO Box 3340, Road Town, Tortola, British Virgin Islands.

During the last five years, none of Hero Track Holdings Limited, or any of its directors and executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The following table sets forth information regarding the directors and executive officers of Gemino Success Limited as of the date of this proxy statement. The business address for each director and executive officer of Gemino Success Limited is c/o Carling Technology Limited, Unit 908, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

Name	Position	Citizenship
Jianqiu Yu	Director	Hong Kong

5. Directors and Executive Officers of Hero Track Holdings Limited

Hero Track Holdings Limited was incorporated under the laws of Hong Kong. The registered office of Hero Track Holdings Limited is located at Unit 908, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

During the last five years, none of Hero Track Holdings Limited, or any of its directors and executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The following table sets forth information regarding the directors and executive officers of Hero Track Holdings Limited as of the date of this proxy statement. The business address for each director and executive officer of Hero Track Holdings Limited is c/o Carling Technology Limited, Unit 908, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

Name	Position	Citizenship
Lili Yu	Director	China

6. Directors and Executive Officers of Hero Track Limited

Hero Track Limited was incorporated under the laws of the British Virgin Islands. The registered office of Hero Track Limited is located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

During the last five years, none of Hero Track Limited, or any of its directors and executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The following table sets forth information regarding the directors and executive officers of Hero Track Limited as of the date of this proxy statement. The business address for each director and executive officer of Hero Track Limited is c/o Carling Technology Limited, Unit 908, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

Name	Position	Citizenship
Lili Yu	Director	China

GUSHAN ENVIRONMENTAL ENERGY LIMITED

(the “Company”)

FORM OF PROXY CARD

I/We

Please Print Name(s)

of

Please Print Address(es)

being (a) shareholder(s) of the Company with shares respectively hereby appoint of

or failing him/her

of

or failing him/her the duly appointed chairman (the “Chairman”) of the Extraordinary General Meeting of the Company (the “EGM”) as my/our proxy to vote for me/us and on my/our behalf at the EGM to be held on                          , 2012 at 11:00 a.m. at Unit 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong and at any adjournment of the EGM. My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the EGM as indicated below:

Resolution	For	Against	Abstain

1. As a special resolution, THAT the agreement and plan of merger dated as of June 4, 2012, among Trillion Energy Holdings Limited, Trillion Energy Investments Holdings Limited, the Company and Mr. Jianqiu Yu (such agreement and plan of merger being in the form attached to the Proxy Statement accompanying this Proxy Form and which will be produced and made available for inspection at the extraordinary general meeting) and any and all transactions contemplated thereby be and are hereby authorized, approved and adopted by the Company.

2. As a special resolution, THAT the directors of the Company be and are hereby authorized and instructed to undertake all such matters and do all such things as may be required to give effect to the merger agreement.

3. As an ordinary resolution, THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting.

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the EGM.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

You have dissenter’s rights under section 238 of the Statute in connection with the proposed Merger. Please review the procedures in section 238 of the Statute carefully in order to exercise and perfect such dissenting rights. You may elect to exercise such rights by submitting to the Company a written objection to the resolutions described above prior to the shareholder vote held thereon by mail to Gushan Environmental Energy Limited, Unit 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. If the Merger is authorised by shareholder vote, you must notify the Company in writing of your objection and your intention to demand payment for your shares no later than 20 days following the date of the shareholder vote by mail to Gushan Environmental Energy Limited, Unit 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. Upon giving such notice, you will cease to have any rights as a shareholder of the Company except the right to receive the fair value of your shares.

Signed:
Name:
Date:

In the case of joint holders the senior holder (see note 4 below) should sign. Please provide the names of all other joint holders:

NOTES

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Gushan Environmental Energy Limited, Unit 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong, as soon as possible and in any event not later than 48 hours before the time for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

3	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

4	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

5	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

6	Any alterations made to this form must be initialled by you.

7	A proxy may vote on a show of hands or on a poll.

Extraordinary General Meeting of Gushan

Environmental Energy Limited

Date:                                      , 2012

  See Voting Instruction On Reverse Side.

Please make your marks like this:              Use pen only

RESOLUTION	For	Against	Abstain

   1.   As a special resolution, THAT the agreement and plan of merger dated as of June 4, 2012, among Trillion Energy Holdings Limited, Trillion Energy Investments Holdings Limited, the Company and Mr. Jianqiu Yu (such agreement and plan of merger being in the form attached to the Proxy Statement accompanying this Proxy Form and which will be produced and made available for inspection at the extraordinary general meeting) and any and all transactions contemplated thereby be and are hereby authorized, approved and adopted by the Company.

	☐	☐	☐

   2.   As a special resolution, THAT the directors of the Company be and are hereby authorized and instructed to undertake all such matters and do all such things as may be required to give effect to the merger agreement.

	☐	☐	☐

   3.   As an ordinary resolution, THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting, if necessary.

	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above

  Please separate carefully at the perforation and return just this portion in the envelope provided.

Extraordinary General Meeting of Gushan Environmental Energy

Limited to be held                          , 2012

For Holders as of                          , 2012

MAIL

•	Mark, sign and date your Voting Instruction Form.

•	Detach your Voting Instruction Form.

•	Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time                          , 2012.

PROXY TABULATOR FOR

GUSHAN ENVIRONMENTAL

ENERGY LIMITED

P.O. BOX 8016

CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2012 Mediant Communications LLC. All Rights Reserved

GUSHAN ENVIRONMENTAL ENERGY LIMITED

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 5:00 PM (New York Time) on                          , 2012)

The undersigned registered holder of American depositary receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of Gushan Environmental Energy Limited registered in the name of the undersigned on the books of the Depositary as of the close of business on                          , 2012 at the Extraordinary General Meeting of Shareholders of Gushan Environmental Energy Limited to be held on                          , 2012 at Unit 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong, at 11:00 am, local time, in respect of the resolutions specified on the reverse.

NOTE:

1.	Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that if this form is signed and returned but no instructions are indicated in the boxes, then the Depositary will deem such holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.
2.	It is understood that if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.
3.	To view and download the notice of, and proxy statement for, the Extraordinary General Meeting of Shareholders of Gushan Environmental Energy Limited, please visit the Investor Relations section of www.chinagushan.com/en/.

PROXY TABULATOR FOR

GUSHAN ENVIRONMENTAL ENERGY LIMITED

P.O. Box 8016

CARY, NC 27512- 9903